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Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

BEST DOCTORS HOLDINGS, INC.,

TELADOC,  INC.,

BAROLO ACQUISITION CORP.,

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

as Stockholder Representative

BBH CAPITAL PARTNERS IV, L.P.,

and

BBH CAPITAL PARTNERS QP IV, L.P.

Dated as of June 19, 2017

i

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Exhibit A	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Amended and Restated Bylaws of the Surviving Corporation
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Stock Letter of Transmittal
Exhibit E	Form of Escrow Agreement
Exhibit F	Form of Company Written Consent
Exhibit G	Form of Accredited Investor Questionnaire
Exhibit H	Form of Option Letter of Transmittal
Exhibit I	Working Capital Calculation
Exhibit J	4.6 Information

iii

 AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of June 19, 2017, is by and among: (i) Teladoc, Inc., a Delaware corporation ("Parent"); (ii) Barolo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"); (iii) Best Doctors Holdings, Inc., a Delaware corporation (the "Company"); (iv) Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of the Company Equityholders (the "Stockholder Representative"), and, for purposes of Section 2.5(b) and (c)  hereof, each of (v) BBH Capital Partners IV, L.P. ("BBH") and (vi) BBH Capital Partners QP IV, L.P. ("BBH QP").

RECITALS

        WHEREAS, each of Parent, Merger Sub and the Company desire to effect the acquisition of the Company by Parent through the merger of Merger Sub with and into the Company with the Company continuing as the surviving corporation of the merger (the "Merger") upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL");

        WHEREAS, the Board of Directors of the Company has (a) determined that it is in the best interests of the Company and the Stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, and (c) resolved to recommend that the Stockholders adopt this Agreement and approve the Merger;

        WHEREAS, immediately following the execution and delivery of this Agreement, it is anticipated that certain Stockholders holding sufficient type and number of shares of Company Capital Stock to adopt this Agreement and approve the Merger in accordance with the DGCL and the Company's Organizational Documents will execute and deliver to the Company, and the Company shall thereafter deliver to Parent, the Company Written Consent;

        WHEREAS, the Board of Directors of Parent has (a) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement, and (b) approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby;

        WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated by this Agreement; and

        WHEREAS, in connection with the transactions contemplated hereby, Parent intends to make inducement grants of options to purchase shares of Parent Stock to certain employees of the Company and its Subsidiaries.

        NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.
THE MERGER

        1.1    The Merger.

          (a)   Pursuant to the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). The Merger shall be effected pursuant to the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

          (b)   At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, (i) the certificate of incorporation of the Surviving Corporation shall be amended so as to read in its entirety in the form set forth as Exhibit A hereto, and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law and (ii) the bylaws of the Surviving Corporation shall be amended so as to read in its entirety in the form set forth as Exhibit B hereto, and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

          (c)   At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the directors and officers of Merger Sub immediately prior to the Effective Time shall become the directors and officers of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

        1.2    Effective Time.    Contemporaneous with, or as promptly as practicable after the Closing, Merger Sub shall cause a certificate of merger in the form attached hereto as Exhibit C (the "Certificate of Merger"), to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time hereinafter referred to as the "Effective Time").

ARTICLE II.
EFFECT ON CAPITAL STOCK

        2.1    Conversion of Securities.    At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

          (a)    Conversion of Company Common Stock.    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by a Person who is an Accredited Investor or a Designated Nonaccredited Investor, other than shares of Company Common Stock to be cancelled pursuant to Section 2.1(f) or Dissenting Shares, shall be converted into the right to receive the Per Share Mixed Consideration upon surrender in accordance with Section 2.2. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by a Person who is not an Accredited Investor or a Designated Nonaccredited Investor, other than shares of Company Common Stock to be cancelled pursuant to Section 2.1(f) or Dissenting Shares, shall be converted into the right to receive the Per Share Cash Consideration upon surrender in accordance with Section 2.2. As of the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Mixed Consideration or the Per Share Cash Consideration, as applicable, to be paid in accordance with Section 2.2.

          (b)    Effect on Company Series G Preferred Stock.    Each share of Company Series G Preferred Stock issued and outstanding immediately prior to the Effective Time that is held by a Person who is an Accredited Investor or a Designated Nonaccredited Investor, other than shares of Company Series G Preferred Stock to be cancelled pursuant to Section 2.1(f) or Dissenting Shares, shall be converted into the right to receive the Per Share Mixed Consideration upon surrender in accordance with Section 2.2. Each share of Company Series G Preferred Stock issued and outstanding immediately prior to the Effective Time that is held by a Person who is not an Accredited Investor or a Designated Nonaccredited Investor, other than shares of Company Series G Preferred Stock to be cancelled pursuant to Section 2.1(f) or Dissenting Shares, shall be converted into the right to receive the Per Share Cash Consideration upon surrender in accordance with Section 2.2. As of the Effective Time, all shares of Company Series G Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Mixed Consideration or the Per Share Cash Consideration, as applicable, to be paid in accordance with Section 2.2.

          (c)    Effect on Company Series I Preferred Stock.    Each share of Company Series I Preferred Stock issued and outstanding immediately prior to the Effective Time, other than shares of Company Series I Preferred Stock to be cancelled pursuant to Section 2.1(f) or Dissenting Shares, shall be converted into the right to receive the Series I Per Share Cash Consideration upon surrender in accordance with Section 2.2. As of the Effective Time, all shares of Company Series I Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Series I Per Share Cash Consideration to be paid in accordance with Section 2.2.

          (d)    Effect on Company Series J Preferred Stock.    Each share of Company Series J Preferred Stock issued and outstanding immediately prior to the Effective Time that is held by a Person who is an Accredited Investor or a Designated Nonaccredited Investor, other than shares of Company Series J Preferred Stock to be cancelled pursuant to Section 2.1(f) or Dissenting Shares, shall be converted into the right to receive the Per Share Mixed Consideration upon surrender in accordance with Section 2.2. Each share of Company Series J Preferred Stock issued and outstanding immediately prior to the Effective Time that is held by a Person who is not an Accredited Investor or a Designated Nonaccredited Investor, other than shares of Company Series J Preferred Stock to be cancelled pursuant to Section 2.1(f) or Dissenting Shares, shall be converted into the right to receive the Per Share Cash Consideration upon surrender in accordance with Section 2.2. As of the Effective Time, all shares of Company Series J Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Mixed Consideration or the Per Share Cash Consideration, as applicable, to be paid in accordance with Section 2.2.

          (e)    Effect on Company Series K Preferred Stock.    Each share of Company Series K Preferred Stock issued and outstanding immediately prior to the Effective Time that is held by a Person who is an Accredited Investor or a Designated Nonaccredited Investor, other than shares of Company Series K Preferred Stock to be cancelled pursuant to Section 2.1(f) or Dissenting Shares, shall be converted into the right to receive the Per Share Mixed Consideration upon surrender in accordance with Section 2.2. Each share of Company Series K Preferred Stock issued and outstanding immediately prior to the Effective Time that is held by a Person who is not an Accredited Investor or a Designated Nonaccredited Investor, other than shares of Company Series K Preferred Stock to be cancelled pursuant to Section 2.1(f) or Dissenting Shares, shall be converted into the right to receive the Per Share Cash Consideration upon surrender in accordance with Section 2.2. As of the Effective Time, all shares of Company Series K Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Mixed Consideration or the Per Share Cash Consideration, as applicable, to be paid in accordance with Section 2.2.

          (f)    Cancellation of Certain Company Capital Stock.    Each issued and outstanding share of Company Capital Stock held by the Company as treasury stock or held directly by Parent, Merger Sub or a Subsidiary of the Company, in each case, immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

          (g)    Effect on Merger Sub Common Stock.    Each share of the common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

          (h)   Notwithstanding the foregoing, a portion of the consideration payable to each Stockholder pursuant to Section 2.1 shall be reduced pursuant to the escrow provisions of Section 2.8 hereof and shall be subject to adjustment as provided herein.

          (i)    No interest will be paid or accrued, and no Stockholder shall be entitled to receive, any interest upon surrender of any Company Capital Stock.

          (j)    The parties acknowledge and agree that the purpose and intent of this Section 2.1 is to allocate the consideration payable hereunder in accordance with the terms of the Company's Organizational Documents.

        2.2    Payment for Securities.

          (a)    Paying Agent.    Prior to the Effective Time, Parent shall engage American Stock Transfer & Trust Company (or such other reputable bank, trust or administrator company reasonably acceptable to the Company) to act as the paying agent for purposes of effecting the payment of the consideration in connection with the Merger (other than with respect to compensatory payments for Tax purposes) (the "Paying Agent"). Parent shall pay, or cause to be paid, the fees and expenses of the Paying Agent.

          (b)    Procedures for Surrender.

            (i)    Certificates.    As soon as practicable after the Effective Time (and in no event later than one (1) Business Day after the Effective Time), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Company Capital Stock represented by certificates (the "Certificates"), which shares of Company Capital Stock were converted into the right to receive the consideration set forth in Section 2.1 at the Effective Time, and who has not returned a Stock Letter of Transmittal to the Paying Agent prior to the Closing Date: (A) a letter of transmittal substantially in the form attached hereto as Exhibit D (a "Stock Letter of Transmittal"); and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(f) and, if required, an indemnification agreement) in exchange for payment of the consideration set forth in Section 2.1. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(f) and, if required, an indemnification agreement) to the Paying Agent, and upon delivery of a Stock Letter of Transmittal, in accordance with the terms of such Stock Letter of Transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration set forth in Section 2.1 for each share of Company Capital Stock formerly represented by such Certificate, and any Certificate so surrendered shall forthwith be cancelled. If payment of such consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of Parent and the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificate. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the consideration set forth in Section 2.1, except for Certificates representing shares of Company Capital Stock held by Dissenting Stockholders, which shall be deemed to represent the right to receive payment of the fair value of such shares of Company Capital Stock in accordance with and to the extent provided by Section 262 of the DGCL.

            (ii)    Book-Entry Shares.    Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated shares of Company Capital Stock represented by book-entry ("Book-Entry Shares") shall be required to deliver a Certificate. As soon as practicable after the Effective Time (and in no event later than one (1) Business Day after the Effective Time), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares who has not returned a Stock Letter of Transmittal to the Paying Agent prior to the Closing Date: (A) a letter of transmittal, which shall be in such form as Parent and the Paying Agent shall reasonably agree; and (B) instructions for returning such letter of transmittal in exchange for the consideration set forth in Section 2.1. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed and in proper form, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor the consideration set forth in Section 2.1. Payment of consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the consideration set forth in Section 2.1, except for Book-Entry Shares representing shares of Company Capital Stock held by Dissenting Stockholders, which shall be deemed to represent the right to receive payment of the fair value of such shares of Company Capital Stock in accordance with and to the extent provided by Section 262 of the DGCL.

          (c)    Transfer Books; No Further Ownership Rights in Company Capital Stock.    At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Capital Stock shall thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement. From and after the Effective Time, each holder of shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights as a stockholder of the Company, except for, in the case of a holder of Company Capital Stock (other than shares to be cancelled pursuant to Section 2.1(f) or Dissenting Shares), the right to surrender such holder's shares of Company Capital Stock in accordance with this Section 2.2 in exchange for the consideration set forth in Section 2.1, or in the case of a holder of Dissenting Shares, the right to perfect such holder's right to receive payment pursuant to the DGCL.

          (d)    Termination of Fund; Abandoned Property; No Liability.    Any portion of the funds (including any interest received with respect thereto) and shares of Parent Stock made available to the Paying Agent that remains unclaimed by the by the holders of Certificates or Book-Entry

  Shares on the first anniversary of the Effective Time will be returned to the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation, upon demand, and any such holder who has not tendered its Certificates or Book-Entry Shares for the consideration set forth in Section 2.1 in accordance with Section 2.2(b) prior to such time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of such consideration, without interest, in respect of such holder's surrender of their Certificates or Book-Entry Shares in compliance with the procedures in Section 2.2(b). Any consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Authority will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Merger Sub, the Surviving Corporation, the Paying Agent or their respective Affiliates will be liable to any holder of Certificates or Book-Entry Shares for consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the consideration made available to the Paying Agent to pay for shares of Company Capital Stock for which appraisal rights have been perfected shall be returned to the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation upon demand.

          (e)    No Fractional Shares.    No certificates representing fractional shares of Parent Stock shall be issued in connection with the Merger and fractional share interests will not entitle the owner thereof to any rights of a shareholder of Parent.

          (f)    Lost, Stolen or Destroyed Certificates.    In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the consideration payable in respect thereof pursuant to Section 2.1. Parent or the Paying Agent may, in their reasonable discretion and as a condition precedent to the payment of such consideration, require the owner of any lost, stolen or destroyed Certificate to deliver an indemnification agreement in such form and containing such substance reasonably acceptable to Parent or the Paying Agent, as applicable, indemnifying Parent and/or the Paying Agent against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

        2.3    Dissenting Shares.

          (a)   Notwithstanding anything in this Agreement to the contrary (but subject to the provisions of this Section 2.3), shares of Company Capital Stock outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such shares of Company Capital Stock in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares of Company Capital Stock, the "Dissenting Shares") shall not be converted into the right to receive the consideration set forth in Section 2.1. At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of Dissenting Shares shall only be entitled to the rights granted to them under Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder's right to appraisal under Section 262 of the DGCL, then such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into, and shall represent only, the right to receive (upon surrender in accordance with Section 2.2) the consideration set forth in Section 2.1, without interest.

          (b)   Prior to the Closing Date, the Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of the DGCL (and of any similar demand purportedly made under other applicable Law) and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. Prior to the Closing Date, the Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands other than as required by Law or pursuant to a final court order. Prior to the Closing Date, any written communication to be made by the Company to any holder of Company Capital Stock with respect to such demands shall be submitted to Parent in advance and the Company shall consider in good faith any input from Parent with regards to such written communication. Notwithstanding the foregoing, to the extent that Parent, the Surviving Corporation or the Company makes any payment or payments in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with Section 2.1 ("Excess Dissenting Share Payments"), Parent shall be entitled to recover the amount of such Excess Dissenting Share Payments in accordance with the terms of Article VII hereof.

        2.4    Treatment of Company Options.

          (a)   Immediately prior to the Effective Time, (i) each In-the-Money Option then outstanding (whether vested or unvested) shall be cancelled and converted as of the Effective Time into the right to receive an amount in cash equal to the product of (A) the excess of the cash value of the Common Per Share Mixed Consideration (based on the Parent Stock Value) over the exercise price per share of such In-the-Money Option, and (B) the number of shares of Company Common Stock then subject to such In-the-Money Option, to be paid in accordance with Section 2.4(b), and (ii) each Company Option that is not an In-the-Money Option will be cancelled and forfeited for no consideration.

          (b)   From and after the Effective Time, the former holder of any Company Option shall have no further rights with respect to Company Options, other than the right to receive payment in accordance with Section 2.4(a). No later than Parent's first ordinary payroll payment date that is at least three (3) Business Days after the Closing, Parent shall cause to be paid to each former holder of Company Options who has delivered to the Company and/or Parent a duly executed Option Letter of Transmittal on or prior to the Closing Date the cash consideration to be paid to such former holder of Company Options pursuant to Section 2.4(a) as set forth on the Closing Consideration Schedule (less the amount to be deposited into the escrow accounts pursuant to Section 2.8), which shall be paid through the payroll system of Parent or its Subsidiary subject to applicable Tax withholding. From time to time following the Closing, Parent shall promptly cause to be paid to each former holder of Company Options who delivers to the Surviving Corporation and/or Parent a duly executed Option Letter of Transmittal following the Closing Date the cash consideration to be paid to such former holder of Company Options pursuant to Section 2.4(a) as set forth on the Closing Consideration Schedule (less the amount deposited into the escrow accounts pursuant to Section 2.8), which shall be paid through the payroll system of Parent or its Subsidiary subject to applicable Tax withholding.

          (c)   Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary or appropriate (including obtaining any required consents) to effect the transactions described in this Section 2.4, and to ensure that, following the Effective Time, no former holder of a Company Option shall have any right to acquire any Company Capital Stock or to receive any payment, right or benefit with respect to any award previously granted under the Company Equity Plan, except the right to receive a payment with respect thereto as provided in this Section 2.4.

        2.5    Treatment of Warrants.

          (a)   To the extent not exercised by the holder thereof prior to the Closing, immediately prior to the Closing each of the Sante Warrant, the Abundant Warrant, the Foundation Warrant, the Cambia Warrant and the Claypool Warrant shall be deemed to have been automatically exercised by means of a net issuance and converted into a number of shares of Common Stock equal to the quotient obtained by dividing the Warrant Value (as defined in the Sante Warrant, the Abundant Warrant, the Foundation Warrant, the Cambia Warrant or the Claypool Warrant, as applicable) at the time of such deemed conversion by the Fair Market Value (as defined in the Sante Warrant, the Abundant Warrant, the Foundation Warrant, the Cambia Warrant or the Claypool Warrant, as applicable).

          (b)   At the Closing but immediately prior to the conversion of securities pursuant to Section 2.1, BBH shall sell to Parent and Parent shall purchase from BBH all of BBH's right, title and interest in and to the BBH Warrant, free and clear of any Encumbrances (other than restrictions on transfers of securities under applicable U.S. state and federal securities Laws). In consideration thereof, at the Closing, Parent shall pay to BBH an aggregate amount equal to (i) the difference between (A) the price per share of Common Stock that would have been payable to the Common Stockholders in accordance with the Company's Organizational Documents (taking into account amounts necessary to make payments to Company Optionholders in accordance with Section 2.4 and, for the avoidance of doubt, taking into account the Series I Consideration) assuming the BBH Warrant and the BBH QP Warrant had been exercised prior to Closing minus (B) One Cent (.01) multiplied by (ii) the number of shares of Common Stock into which the BBH Warrant was convertible immediately prior to the Closing (calculated on a fully diluted basis, including as if all Company Options were outstanding); provided that such amount shall be paid (i) 85.23% in cash (the "BBH Warrant Cash Consideration" and (ii) 14.77% in shares of Parent Stock (valuing each share of Parent Stock at the Parent Stock Value) (such number of shares of Parent Stock, the "BBH Warrant Share Consideration"). BBH represents and warrants to Parent that (i) it is (and immediately prior to the share purchase contemplated by this Section 2.5(b) shall be) the sole record and beneficial owner of the BBH Warrant, with good and valid title to, and full power and authority to sell, assign and transfer such BBH Warrant, free and clear of all Encumbrances; (b) it is duly incorporated or organized and validly existing under the applicable Laws of its jurisdiction of incorporation or formation, as applicable, and has the power and authority to execute this Agreement, perform its obligations hereunder and transfer the BBH Warrant in accordance with the terms hereof; (c) this Agreement has been duly and validly executed by BBH; (d) this Agreement constitutes a valid and legally binding obligation of BBH, enforceable in accordance with its terms, except as such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws relating to creditors' rights generally and (ii) general principles of equity (whether applied in a proceeding at law or in equity); and (e) the execution and delivery of this Agreement and the performance by the undersigned of its obligations hereunder do not conflict with, result in a breach of or violate any of the terms, conditions or provisions of (i) its organizational documents (if applicable) or (ii) any applicable Laws or Orders.

          (c)   At the Closing but immediately prior to the conversion of securities pursuant to Section 2.1, BBH QP shall sell to Parent and Parent shall purchase from BBH QP all of BBH QP's right, title and interest in and to the BBH QP Warrant, free and clear of any Encumbrances (other than restrictions on transfers of securities under applicable U.S. state and federal securities Laws). In consideration thereof, at the Closing, Parent shall pay to BBH QP an aggregate amount equal to (i) the difference between (A) the price per share of Common Stock that would have been payable to the Common Stockholders in accordance with the Company's Organizational Documents (taking into account amounts necessary to make payments to Company Optionholders in accordance with Section 2.4 and, for the avoidance of doubt, taking into account the Series I Consideration) assuming the BBH Warrant and the BBH QP Warrant had been exercised prior to Closing minus (B) One Cent (.01) multiplied by (ii) the number of shares of Common Stock into which the BBH QP Warrant was convertible immediately prior to the Closing (calculated on a fully diluted basis, including as if all Company Options were outstanding); provided that such amount shall be paid (i) 85.23% in cash (the "BBH QP Warrant Cash Consideration" and (ii) 14.77% in shares of Parent Stock (valuing each share of Parent Stock at the Parent Stock Value) (such number of shares of Parent Stock, the "BBH QP Warrant Share Consideration"). BBH QP represents and warrants to Parent that (i) it is (and immediately prior to the share purchase contemplated by this Section 2.5(c) shall be) the sole record and beneficial owner of the BBH QP Warrant, with good and valid title to, and full power and authority to sell, assign and transfer such BBH QP Warrant, free and clear of all Encumbrances; (b) it is duly incorporated or organized and validly existing under the applicable Laws of its jurisdiction of incorporation or formation, as applicable, and has the power and authority to execute this Agreement, perform its obligations hereunder and sell, assign and transfer the BBH QP Warrant in accordance with the terms hereof; (c) this Agreement has been duly and validly executed by BBH QP; (d) this Agreement constitutes a valid and legally binding obligation of BBH QP, enforceable in accordance with its terms, except as such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws relating to creditors' rights generally and (ii) general principles of equity (whether applied in a proceeding at law or in equity); and (e) the execution and delivery of this Agreement and the performance by the undersigned of its obligations hereunder do not conflict with, result in a breach of or violate any of the terms, conditions or provisions of (i) its organizational documents (if applicable) or (ii) any applicable Laws or Orders.

        2.6    Estimated Cash; Parent Stock.

          (a)    Estimated Cash Amount.    At least two (2) Business Days prior to the Closing, the Company shall deliver to Parent a statement (the "Estimated Closing Certificate"), which shall be certified as to the Company's good faith preparation and calculation by an officer of the Company, and which shall set forth (i) the Company's good faith estimate of (A) the Transaction Expenses (the "Estimated Transaction Expenses"), (B) the Closing Indebtedness (the "Estimated Closing Indebtedness"), (C) the Closing Cash (the "Estimated Closing Cash") and (D) the Working Capital (the "Estimated Working Capital"), and based thereon the calculation of the Estimated Cash Amount and (ii) wire instructions for repayment of the Estimated Transaction Expenses. For purposes of this Agreement, the "Estimated Cash Amount" means an amount equal to (1) $375,000,000; minus (2) the Estimated Transaction Expenses; minus (3) the Estimated Closing Indebtedness; plus (4) the Estimated Closing Cash; plus (5) the amount (if any) by which Estimated Working Capital exceeds the Working Capital Target; minus (6) the amount (if any) by which the Working Capital Target exceeds the Estimated Working Capital. The Estimated Cash Amount shall be subject to adjustment as set forth in Section 2.9 hereof. The Estimated Closing Certificate shall be accompanied by a schedule showing the Company's detailed calculation of the items set forth thereon, including, for the avoidance of doubt, detailed calculations of (A) the LTIP Payment; and (B) the Series D/E Payment. The Company shall consider in good faith, and update the Estimated Closing Certificate to reflect, any comments by Parent on such Estimated Closing Certificate.

          (b)    Parent Stock.    The total number of shares of Parent Stock issuable by Parent as consideration in the Merger shall be determined by dividing Sixty-Five Million Dollars ($65,000,000) by the Parent Stock Value, rounded to the nearest share of Parent Stock (the "Total Parent Shares"). Notwithstanding the foregoing sentence, if the number of Total Parent Shares is greater than Two Million Three Hundred Eighty-Nine Thousand Seven Hundred and Six (2,389,706) then Parent may elect (a "Threshold Share Election") in its sole discretion, by written notice to the Company at least twelve (12) hours prior to the Closing, in lieu of issuing shares of Parent Stock as consideration in the Merger, to pay as additional consideration in the Merger an amount in cash (the "Additional Cash Amount") equal to Sixty-Five Million Dollars ($65,000,000). For the avoidance of doubt, if a Threshold Share Election is made by Parent, no shares of Parent Stock shall be issuable by Parent as consideration in the Merger.

        2.7    Closing Consideration Schedule.    At or prior to the Closing, the Company shall deliver to Parent a schedule (the "Closing Consideration Schedule"), which schedule shall be certified as complete and correct by an officer of the Company and which shall accurately set forth:

          (a)   the Common Per Share Amount and the Series I Per Share Amount;

          (b)   all Common Stockholders and their respective addresses, the number of shares of Company Common Stock held by each Common Stockholder (including their respective Certificate numbers) and the aggregate consideration to be paid to each Common Stockholder pursuant to Section 2.1 hereof, including the cash amount and number of shares of Parent Stock (which shall be rounded to the nearest share of Parent Stock) to be delivered to each Common Stockholder who is an Accredited Investor or a Designated Nonaccredited Investor or the cash amount to be delivered to each Common Stockholder who is not an Accredited Investor or a Designated Nonaccredited Investor, as applicable;

          (c)   all Series G Preferred Stockholders and their respective addresses, the number of shares of Company Series G Preferred Stock held by each Series G Preferred Stockholder (including their respective Certificate numbers) and the aggregate consideration to be paid to each Series G Preferred Stockholder pursuant to Section 2.1 hereof, including the cash amount and number of shares of Parent Stock (which shall be rounded to the nearest share of Parent Stock) to be delivered to each Series G Preferred Stockholder who is an Accredited Investor or a Designated Nonaccredited Investor or the cash amount to be delivered to each Series G Preferred Stockholder who is not an Accredited Investor or a Designated Nonaccredited Investor, as applicable;

          (d)   all Series I Preferred Stockholders and their respective addresses, the number of shares of Company Series I Preferred Stock held by each Series I Preferred Stockholder (including their respective Certificate numbers) and the aggregate cash consideration to be paid to each Series I Preferred Stockholder pursuant to Section 2.1 hereof;

          (e)   all Series J Preferred Stockholders and their respective addresses, the number of shares of Company Series J Preferred Stock held by each Series J Preferred Stockholder (including their respective Certificate numbers) and the aggregate consideration to be paid to each Series J Preferred Stockholder pursuant to Section 2.1 hereof, including the cash amount and number of shares of Parent Stock (which shall be rounded to the nearest share of Parent Stock) to be delivered to each Series J Preferred Stockholder who is an Accredited Investor of a Designated Nonaccredited Investor or the cash amount to be delivered to each Series J Preferred Stockholder who is not an Accredited Investor or a Designated Nonaccredited Investor, as applicable;

          (f)    all Series K Preferred Stockholders and their respective addresses, the number of shares of Company Series K Preferred Stock held by each Series K Preferred Stockholder (including their respective Certificate numbers) and the aggregate consideration to be paid to each Series K Preferred Stockholder pursuant to Section 2.1 hereof, including the cash amount and number of shares of Parent Stock (which shall be rounded to the nearest share of Parent Stock) to be delivered to each Series I Preferred Stockholder who is an Accredited Investor or a Designated Nonaccredited Investor or the cash amount to be delivered to each Series K Preferred Stockholder who is not an Accredited Investor or a Designated Nonaccredited Investor, as applicable;

          (g)   all Company Optionholders and their respective addresses, along with (i) the number of shares of Company Common Stock underlying each Company Option held by such Company

  Optionholder, in each case, as of the Closing, (ii) the exercise price per share of each such Company Option, and (iii) the Company's calculation of the consideration, if any, to be paid to such Company Optionholder in respect of each Company Option held by such Company Optionholder pursuant to Section 2.4;

          (h)   the percentage of the Closing Date Adjustment Escrow Amount, the Closing Date Indemnity Escrow Amount and the Closing Date Special Escrow Amount contributed by each Company Equityholder;

          (i)    the percentage of any amount to be paid by Parent pursuant to Section 2.9(d) payable to each Company Equityholder;

          (j)    each Person who is entitled to receive a payment pursuant to the Company's LTIP and the cash amount to which each such Person is entitled;

          (k)   the Former Series D/E Investors (as defined in the Shareholders Agreement) entitled to receive a portion of the Series D/E Payment and their respective addresses and the amount of cash to which each such Former Series D/E Investor (as defined in the Shareholders Agreement) is entitled; and

          (l)    The BBH Warrant Cash Consideration, the BBH Warrant Share Consideration, the BBH QP Warrant Cash Consideration and the BBH QP Warrant Share Consideration.

        2.8    Escrows.

          (a)   In order to at least partially satisfy, and to establish a procedure for the satisfaction of, amounts owed to Parent pursuant to Section 2.9, Parent, the Stockholder Representative and American Stock Transfer & Trust Company (or such other reputable escrow agent reasonably acceptable to Parent and the Stockholder Representative) (the "Escrow Agent") shall enter into the Escrow Agreement on the Closing Date substantially in the form attached hereto as Exhibit E (the "Escrow Agreement"), pursuant to which Parent shall deposit with the Escrow Agent in an escrow account established by the Escrow Agent (the "Adjustment Escrow Account") One Million Dollars ($1,000,000) on the Closing Date (the "Closing Date Adjustment Escrow Amount"). Parent shall be deemed to have contributed the percentage of the Closing Date Adjustment Escrow Amount with respect to each Company Equityholder set forth on the Closing Consideration Schedule and the cash consideration payable to each Company Equityholder pursuant to Section 2.1 or Section 2.4, as applicable, shall be reduced by such amount. As used in this Agreement, the term "Adjustment Escrow Amount" means, as of any moment in time, the amount of cash then in the Adjustment Escrow Account. The timing and methodology for the release of the Adjustment Escrow Amount shall be governed by the terms and subject to the conditions set forth in this Agreement and the Escrow Agreement; provided, however, that each of Parent and the Stockholder Representative agrees that it will act in good faith and cooperate with one another to execute and deliver such joint written instructions, including with respect to any distributions of the Adjustment Escrow Amount, to the Escrow Agent as are required to implement the intent of this Agreement and the Escrow Agreement. If any funds remain in the Adjustment Escrow Account after all payments have been made pursuant to Section 2.9(d), Parent and the Stockholder Representative shall promptly jointly instruct the Escrow Agent to deliver to the Paying Agent, for further distribution to the Stockholders, and Parent or an Affiliate of Parent, for further distribution to the Company Optionholders through the payroll system of Parent or its Subsidiary subject to applicable Tax withholding, the remaining Adjustment Escrow Amount. In the event of a distribution of any amounts from the Adjustment Escrow Account to the Company Equityholders, each Company Equityholder shall be entitled to receive a percentage of such distribution equal to the percentage set forth with respect to such Company Equityholder on the Closing Consideration Certificate.

          (b)   In order to at least partially satisfy, and to establish a procedure for the satisfaction of, amounts owed to Parent claims by the Parent Indemnitees for indemnification pursuant to Article VII hereof (other than claims by the Parent Indemnitees for indemnification pursuant to Section 7.2(a)(vi)), pursuant to the Escrow Agreement, Parent shall deposit with the Escrow Agent in an escrow account established by the Escrow Agent (the "Indemnity Escrow Account") Two Million Two Hundred Thousand Dollars ($2,200,000) on the Closing Date (the "Closing Date Indemnity Escrow Amount"). Parent shall be deemed to have contributed the percentage of the Closing Date Indemnity Escrow Amount with respect to each Company Equityholder set forth on the Closing Consideration Schedule and the cash consideration payable to each Company Equityholder pursuant to Section 2.1 or Section 2.4, as applicable, shall be reduced by such amount. As used in this Agreement, the term "Indemnity Escrow Amount" means, as of any moment in time, the amount of cash then in the Indemnity Escrow Account. The timing and methodology for the release of the Indemnity Escrow Amount shall be governed by the terms and subject to the conditions set forth in this Agreement and the Escrow Agreement; provided, however, that each of Parent and the Stockholder Representative agrees that it or he will act in good faith and cooperate with one another to execute and deliver such joint written instructions, including with respect to any distributions of the Indemnity Escrow Amount, to the Escrow Agent as are required to implement the intent of this Agreement and the Escrow Agreement. Within three (3) Business Days after the twelve (12) month anniversary of the Closing Date, Parent and the Stockholder Representative shall jointly instruct the Escrow Agent to deliver to the Paying Agent, for further distribution to the Stockholders, and Parent or an Affiliate of Parent, for further distribution to the Company Optionholders through the payroll system of Parent or its Subsidiary subject to applicable Tax withholding, the remaining Indemnity Escrow Amount minus the Pending Claims Amount. In the event of a distribution of any amounts from the Indemnity Escrow Account to the Company Equityholders, each Company Equityholder shall be entitled to receive a percentage of such distribution equal to the percentage set forth with respect to such Company Equityholder on the Closing Consideration Certificate.

          (c)   In order to at least partially satisfy, and to establish a procedure for the satisfaction of, amounts owed to Parent pursuant to Section 7.2(a)(vi), pursuant to the Escrow Agreement, Parent shall deposit with the Escrow Agent in an escrow account established by the Escrow Agent (the "Special Escrow Account") the Closing Date Special Escrow Amount on the Closing Date. Parent shall be deemed to have contributed the percentage of the Closing Date Special Escrow Amount with respect to each Company Equityholder set forth on the Closing Consideration Schedule and the cash consideration payable to each Company Equityholder pursuant to Section 2.1 or Section 2.4, as applicable, shall be reduced by such amount. As used in this Agreement, the term "Special Escrow Amount" means, as of any moment in time, the amount of cash then in the Special Escrow Account. The timing and methodology for the release of the Special Escrow Amount shall be governed by the terms and subject to the conditions set forth in this Agreement and the Escrow Agreement; provided, however, that each of Parent and the Stockholder Representative agrees that it or he will act in good faith and cooperate with one another to execute and deliver such joint written instructions, including with respect to any distributions of the Special Escrow Amount, to the Escrow Agent as are required to implement the intent of this Agreement and the Escrow Agreement. Within three (3) Business Days of the earlier to occur of (i) the date that is the twelve (12) month anniversary of the Closing Date or (ii) the date that Parent has received from all Company Optionholders a signed Option Letter of Transmittal, Parent and the Stockholder Representative shall jointly instruct the Escrow Agent to deliver to the Paying Agent, for further distribution to the Stockholders, and Parent or an Affiliate of Parent, for further distribution to the Company Optionholders through the payroll system of Parent or its Subsidiary subject to applicable Tax withholding, the remaining Special Escrow Amount minus the Pending Claims Amount. In the event of a distribution of any amounts from the Special Escrow Account to the Company Equityholders, each Company Equityholder shall be entitled to receive a percentage of such distribution equal to the percentage set forth with respect to such Company Equityholder on the Closing Consideration Certificate.

        2.9    Post-Closing Adjustments to the Estimated Cash Amount.

          (a)   As promptly as practicable, but no later than sixty (60) days following the Closing Date, Parent will prepare and deliver to the Stockholder Representative a statement (the "Closing Statement") setting forth Parent's good faith calculation of (i) the Transaction Expenses, (ii) the Closing Indebtedness, (iii) the Closing Cash, (iv) the Working Capital, and (v) based thereon, a calculation of the Cash Amount.

          (b)   During the thirty (30) days after delivery of the Closing Statement, Parent will provide the Stockholder Representative and its accountants reasonable access, during normal business hours and upon reasonable notice, to (x) review the financial books and records of the Company, any of the Company's accountants' work papers related to the calculation of amounts in the Closing Statement (subject to the execution of any access letters that such accountants may require in connection with the review of such work papers), and (y) the employees and other representatives of Parent and the Company who were responsible for the preparation of the Closing Statement to respond to questions relating to the preparation of the Closing Statement and the calculation of the items thereon, in each case solely to allow the Stockholder Representative to determine the accuracy of Parent's calculation of the items set forth on the Closing Statement. Neither Parent nor the Company shall have any obligation to provide information or access to information, materials or persons if doing so would reasonably be expected to (i) unreasonably disrupt the normal operations of the Company's business, (ii) result in the waiver of any attorney-client privilege or the disclosure of any trade secrets or (iii) violate any Law or the terms of any applicable Contract to which the Company or any of its Affiliates is party. If the Stockholder Representative disagrees with any of Parent's calculations set forth in the Closing Statement, the Stockholder Representative may, within thirty (30) days after delivery of the Closing Statement, deliver a written notice (the "Objection Notice") to Parent disagreeing with such calculations; provided, however, that the Objection Notice shall include only objections based on whether (A) the amounts set forth on the Closing Statement were prepared in a manner consistent with the provisions of this Agreement or (B) there were mathematical errors in the computation of any amount set forth on the Closing Statement. Any Objection Notice shall specify those items or amounts with which the Stockholder Representative disagrees, together with a detailed written explanation of the reasons for disagreement with each such item or amount, and shall set forth the Stockholder Representative's calculation, based on such objections, of the Transaction Expenses, the Closing Indebtedness, the Closing Cash and the Working Capital, and based thereon a calculation of the Cash Amount. To the extent not set forth in the Objection Notice, the Stockholder Representative shall be deemed to have agreed with Parent's calculation of all other items and amounts contained in the Closing Statement and such amounts shall be final and binding on the parties. If the Stockholder Representative does not deliver an Objection Notice within such thirty-day period, then the amounts set forth in the Closing Statement shall be deemed to be final and binding on the parties.

          (c)   If an Objection Notice is timely delivered pursuant to Section 2.9(b), the Stockholder Representative and Parent shall, during the thirty (30) days following such delivery, use their commercially reasonable efforts to reach agreement on the value of the disputed items or amounts, and any discussions relating thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule(s) and evidence of such discussions shall not be admissible in any future proceedings between the parties to this Agreement. If, during such period, the Stockholder Representative and Parent are unable to reach agreement on all disputed items, they shall promptly thereafter mutually engage and submit such dispute to an Independent

  Accounting Firm for final and binding resolution. The Independent Accounting Firm (i) shall consider only those items or amounts disputed by the Stockholder Representative in the Objection Notice which remain in dispute; (ii) shall not assign a value to any item or amount in dispute greater than the greatest value for such item or amount assigned by the Stockholder Representative, on the one hand, or Parent, on the other hand, or less than the smallest value for such item or amount assigned by the Stockholder Representative, on the one hand, or Parent, on the other hand; and (iii) shall act as an expert and not as an arbitrator. The Independent Accounting Firm's determination will be based solely on presentations by the Stockholder Representative and Parent which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of independent review) and the Stockholder Representative and Parent shall cause the Independent Accounting Firm to deliver to the Stockholder Representative and Parent as promptly as practicable (but in any event within thirty (30) days of its retention) a written report setting forth its determination of the amounts in dispute. Such report shall be final and binding on the parties. The cost of such review and report shall be borne (and paid) by the Stockholder Representative, on the one hand, and Parent, on the other hand, based on the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if closing accounts receivable is the only disputed item, and Parent claims that closing accounts receivable is $1,000 less than the amount determined by the Stockholder Representative, and the Stockholder Representative contests only $500 of the amount claimed by Parent, and if the independent accountant ultimately resolves the dispute by awarding Parent $300 of the $500 contested, then the cost of such review and report will be allocated 60% (i.e., 300 ÷ 500) to the Stockholder Representative and 40% (i.e., 200 ÷ 500) to Parent.

          (d)   If the Cash Amount, as finally determined pursuant to this Section 2.9, is less than the Estimated Cash Amount, then, within ten (10) days of the final determination of the Cash Amount, Parent and the Stockholder Representative shall jointly instruct the Escrow Agent to deliver to the Parent the amount of such difference from the Adjustment Escrow Account; provided, that if the Adjustment Escrow Amount is insufficient to cover the difference, then each Stockholder shall pay such Stockholder's Pro Rata Portion of the shortfall within ten (10) days of the final determination of the Cash Amount to Parent by wire transfer of immediately available funds to the account specified by Parent. If the Cash Amount, as finally determined pursuant to this Section 2.9, is greater than the Estimated Cash Amount, then the amount of such excess shall be paid within ten (10) days of the final determination of the Cash Amount by Parent (i) to the Paying Agent, for further distribution to the Stockholders and (ii) to the Company Optionholders through the payroll system of Parent or its Subsidiary subject to applicable Tax withholding, in each case based on percentages specified on the Closing Consideration Schedule.

        2.10    Withholding Rights.    Merger Sub, Parent, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code and the Treasury Regulations or under any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and timely paid over to the appropriate Governmental Authority by Merger Sub, Parent, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Notwithstanding anything to the contrary, any compensatory payments for Tax purposes payable pursuant to or as contemplated by this Agreement shall be paid through the payroll system of Parent or its Subsidiary subject to applicable Tax withholding. Other than with respect to compensatory payments for Tax purposes or withholding arising from Section 3406 of the Code solely as a result of failure to provide either a Form W-9 or applicable Form W-8, (i) Parent shall notify the applicable Stockholder subject to withholding of any amounts that Merger Sub, Parent, the Surviving Corporation or the Paying Agent intend to withhold from any payments hereunder and provide the Stockholder Representative with reasonable support for the basis on which such party intends to withhold under applicable Law, and (ii) the parties shall cooperate with each other, as and to the extent reasonably requested by the other party, to minimize or eliminate any such withholding as provided hereunder.

ARTICLE III.
CLOSING

        3.1    The Closing.    The closing of the Merger and the other transactions contemplated by this Agreement (the "Closing") will take place at 9:00 a.m., Pacific Time, on the second (2nd) Business Day after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Latham & Watkins LLP, 355 South Grand Avenue, Los Angeles, California 90071, unless another time, date or place is agreed to in writing by the parties hereto; provided, however, that without the prior written consent of Parent, in no event shall the Closing occur prior to July 19, 2017. The date on which the Closing occurs is referred to herein as the "Closing Date".

        3.2    Payments at Closing.    At the Closing:

          (a)   Parent and Merger Sub shall (i) deposit, or cause to be deposited, with the Paying Agent an amount of cash and (ii) instruct Parent's transfer agent to deliver to the Paying Agent an amount of shares of Parent Stock, in each case sufficient to pay the aggregate consideration to which holders of Company Capital Stock shall be entitled at the Effective Time pursuant to Section 2.1 of this Agreement; provided, that Parent shall deliver to the Payments Administrator a portion of such cash with respect to consideration owed to Stockholders from whom the Paying Agent has received a Stock Letter of Transmittal prior to Closing, together with such Stockholder's Certificates or Book-Entry Shares (as applicable), for the Payments Administrator to deliver to such Stockholders in accordance with Parent's payment instructions;

          (b)   Parent shall deposit, or cause to be deposited, the Closing Date Adjustment Escrow Amount, the Closing Date Indemnity Escrow Amount and the Closing Date Special Escrow Amount in an account or accounts specified by the Escrow Agent;

          (c)   Parent shall (on behalf of the Company Group) pay, or cause to be paid, the Estimated Closing Indebtedness to be repaid at the Closing by wire transfer of immediately available funds to the applicable bank account or accounts specified in the Payoff Letters;

          (d)   Parent shall (on behalf of the Company Group) pay, or cause to be paid, the Estimated Transaction Expenses (other than any Estimated Transaction Expenses that are to be paid to any officer, employee or consultant of the Company Group) by wire transfer of immediately available funds to the applicable bank account or accounts specified on the Estimated Closing Certificate;

          (e)   Parent shall pay, or cause to be paid, (i) to BBH, the BBH Warrant Cash Consideration by wire transfer of immediately available funds to the applicable bank account or accounts specified to Parent by BBH in writing at least two (2) Business Days prior to Closing and (ii) to BBH QP, the BBH QP Warrant Cash Consideration by wire transfer of immediately available funds to the applicable bank account or accounts specified to Parent by BBH QP in writing at least two (2) Business Days prior to Closing; and

          (f)    Parent shall instruct Parent's transfer agent to issue to (i) BBH, the BBH Warrant Share Consideration and (ii) BBH QP, the BBH QP Warrant Share Consideration, in each case subject to and upon delivery of such warrant to Parent for cancellation.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as otherwise set forth on the Disclosure Schedule, the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date as follows:

        4.1    Organization of the Company Group.

          (a)   The Company is a corporation duly organized and validly existing under the laws of the State of Delaware. The Company has all requisite power and authority required to own, lease and license its assets and properties and carry on its business as presently conducted. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or licensed by it or the nature of its business makes such qualification or license necessary, except where the Company's failure to be so duly qualified, licensed or to be in good standing would not would not be material to the Company.

          (b)   Section 4.1(b) of the Disclosure Schedule sets forth an true , correct and complete list of each Subsidiary of the Company and its entity type and jurisdiction of organization. Each Subsidiary of the Company is duly organized or formed and validly existing and in good standing under the laws of its jurisdiction of organization or formation. Each Subsidiary of the Company has all requisite power and authority required to own, lease and license its assets and properties and carry on its business as presently conducted. Each Subsidiary of the Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or licensed by it or the nature of its business makes such qualification or license necessary, except where the failure to be duly qualified, licensed or to be in good standing would not be material to the Company and its Subsidiaries, taken as a whole.

          (c)   Best Doctors, Inc. (Argentina) has engaged in no business activities in the past five (5) years and has no Liabilities or obligations.

          (d)   The Company has made available to Parent accurate and complete copies of the Organizational Documents of each member of the Company Group.

        4.2    Capitalization.

          (a)   The authorized capital stock of the Company consists of (i) 20,000,000 shares of Company Common Stock, (ii) 370,000 shares of Company Series G Preferred Stock, (iii) 751,510 shares of Company Series I Preferred Stock, (iv) 2,827,981 shares of Company Series J Preferred Stock, (v) 1,400,000 shares of Company Series K Preferred Stock, and (vi) 100,000 shares of Company Series K-1 Preferred Stock. There are (A) 6,656,460 shares of Company Common Stock issued and outstanding, (B) 369,822 shares of Company Series G Preferred Stock issued and outstanding, (C) 751,510 shares of Company Series I Preferred Stock issued and outstanding, (D) 27,981 shares of Company Series J Preferred Stock issued and outstanding, (E) 778,750 shares of Company Series K Preferred Stock issued and outstanding, and (F) no shares of Company Series K-1 Preferred Stock issued and outstanding. All of the issued and outstanding shares of Company Capital Stock has been duly authorized, validly issued and fully paid and is nonassessable, has been issued in compliance with applicable Law and is not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. Except for as set forth in Section 4.2(a)(1) of the Disclosure Schedule, there are no accrued or declared but unpaid dividends on any share of Company Capital Stock. Section 4.2(a)(2) of the Disclosure Schedule sets forth a true, correct and complete list of the record holders of the Company Capital Stock, and the number of each class of shares Company

  Capital Stock owned by such Person. Section 2.1 allocates the consideration payable hereunder in accordance with the terms of the Company's Organizational Documents.

          (b)   There are 2,230,000 shares of Company Common Stock authorized for issuance under the Company Equity Plan (of which 1,682,022 shares of Company Common Stock are subject to outstanding and unexercised Company Options). With respect to all outstanding Company Options, Section 4.2(b) of the Disclosure Schedule sets forth a true and complete list, as applicable, of the name of the holder of each such Company Option, the number of shares of Company Common Stock covered by such Company Option, the date of grant, the exercise price per share of such Company Option and the applicable expiration date. Each grant of Company Options was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly authorized committee thereof) and any required Stockholder approval by the necessary number of votes or written consents, and all Company Options have been granted in compliance with applicable Law, including all applicable United States federal and state securities laws, and the Company Equity Plan. Each Company Option was granted with a per share exercise price that equaled or exceeded the fair market value of a share of Company Common Stock on the applicable date of grant.

          (c)   Section 4.2(c) of the Disclosure Schedule sets forth a true and complete list of all securities of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock or other equity or voting interests in the Company, including the name of the record holder of such securities and the number and type of shares of Company Capital Stock or other equity or voting interests in the Company such security is convertible into or exchangeable for.

          (d)   Except as set forth in Sections 4.2(a), (b) and (c) hereof, there are no issued, reserved for issuance or outstanding (i) shares of Company Capital Stock or other equity or voting interests in the Company; (ii) securities of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock or other equity or voting interests in the Company or containing any profit participation features; or (iii) options, warrants, stock appreciation rights, restricted shares, stock units, phantom stock, calls, subscriptions or other rights to acquire from the Company or other obligations of the Company to issue or allot, any Company Capital Stock or other equity or voting interests in the Company or securities convertible into, or exchangeable or exercisable for, or evidencing the right to subscribe for, Company Capital Stock or other equity or voting interests in the Company or any equity appreciation rights or phantom equity plans. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire or retire for value any Company Capital Stock or other equity or voting interests in the Company. The Company has not violated any applicable federal or state securities Laws or any preemptive or similar rights created by statute, organizational document or agreement in connection with the offer, sale, issuance or allotment of any of the Company Capital Stock. Except as set forth on Section 4.2(d) of the Disclosure Schedule, there are no agreements pursuant to which registration rights in the securities of the Company have been granted, stockholder agreements between the Company and any current Stockholders regarding the securities of the Company that are issued and outstanding or agreements among Stockholders with respect to the voting or transfer of the securities of the Company or with respect to the governance of or any other aspect of the Company's affairs (including any rights of first refusal or similar restrictions on transfer).

          (e)   Section 4.2(e) of the Disclosure Schedule sets forth a true, correct and complete list of the authorized and outstanding capital stock of, or other equity or voting interests in, each Subsidiary of the Company. All issued and outstanding capital stock of, or other equity or voting interests in, each such Subsidiary has been duly authorized, validly issued and fully paid and is nonassessable, has been issued in compliance with applicable Law and is not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. All such capital stock, equity or voting interests are owned by the Company or another Subsidiary of the Company free and clear of all Encumbrances other than Permitted Encumbrances or restrictions on the transfer of securities under applicable securities Laws, or both. Except as set forth on Section 4.2(e) of the Disclosure Schedule, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company; (ii) securities of any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company or containing any profit participation features; or (iii) options, warrants, stock appreciation rights, restricted shares, stock units, phantom stock, calls, subscriptions or other rights to acquire from any Subsidiary of the Company or other obligations of any Subsidiary of the Company to issue or allot, any capital stock of, or other voting or equity securities in, any Company Subsidiary or securities convertible into, or exchangeable or exercisable for, or evidencing the right to subscribe for, capital stock of, or other equity or voting interests in, any Company Subsidiary or any equity appreciation rights or phantom equity plans.

          (f)    No member of the Company Group owns, of record or beneficially, or controls, directly or indirectly, any equity or other ownership, capital, voting or participation interest, or any right (contingent or otherwise) to acquire the same, in any Person, other than another Subsidiary of the Company. No member of the Company Group has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person.

          (g)   Section 4.2(g) of the Disclosure Schedules sets forth the name of each Former Series D/E Investor (as defined in the Shareholders Agreement) entitled to receive a portion of the Series D/E Amount and the percentage of the Series D/E Amount each such Former Series D/E Investor is entitled to receive.

        4.3    Authorization.

          (a)   The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, and, subject to receipt of the Company Written Consent, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company's Board of Directors and, except for (i) receipt of the Company Written Consent and (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements. On or prior to the date hereof, the Company's Board of Directors has unanimously (x) resolved that this Agreement and the Ancillary Agreements and the consummation of the Merger and the other transactions contemplated hereby and thereby are fair to and in the best interests of the Company and the Stockholders, (y) approved and declared advisable this Agreement, the Ancillary Agreements and the Merger and the other transactions contemplated hereby and thereby on the terms and subject to the conditions set forth herein, in accordance with the requirements of the DGCL, and (z) has recommended that the Company's Stockholders adopt this Agreement and approve the Merger. This Agreement has been duly executed and delivered by the Company and is, and upon execution and delivery of the Ancillary Agreements to which the Company is to be a party, each of such Ancillary Agreements will be, legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms, in each case, except as such enforceability may be limited by (A) bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting creditors' rights generally and (B) the general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

          (b)   The Company Written Consent is the only action of the Stockholders required to approve this Agreement and the Ancillary Agreements to which the Company is a party, the Merger and the other transactions contemplated hereby and thereby.

        4.4    No Violation.    Neither the execution and delivery of this Agreement and the other Ancillary Agreements to which the Company is a party, nor the consummation of the Merger or the other transactions contemplated hereby or thereby by the Company, does or will (a) violate, breach or be in conflict with any provisions of the Organizational Documents of the Company or any Company Subsidiary; (b) with or without the passage of time, the giving of notice or both, result in any right of termination, modification, acceleration, reduction or cancellation of any material right of the Company Group (including under any Contract to which any member of the Company Group is a party or any of its properties or assets is bound), result in any modification, increase or acceleration of any material Liability of the Company Group, result in the creation or imposition of any Encumbrance on assets of the Company Group, or violate, breach, result in a default under or be in conflict with any Contract to which any member of the Company Group is a party or any of its properties or assets is bound; or (c) violate any Law or any Order to which the Company Group is subject.

        4.5    Consents and Approvals.    Other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) the applicable requirements of the HSR Act, no Approval of any Governmental Authority or other Person is required to be made or obtained by the Company Group in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party or the consummation of the Merger or the other transactions contemplated hereby or thereby, except for such Approvals which would not be material to the Company and its Subsidiaries, taken as a whole.

        4.6    Financial Statements.

          (a)   Schedule 4.6(a) of the Disclosure Schedules sets forth (i) the audited consolidated financial statements of the Company Group for the fiscal years ended December 31, 2014, 2015 and 2016; (ii) an unaudited consolidated balance sheet of the Company Group as of March 31, 2017 and the related unaudited statements of income and cash flows for the 3-month period then ended; and (iii) an unaudited consolidated balance sheet of the Company Group as of April 30, 2017 and the related unaudited statements of income and cash flows for the 4-month period then ended (the "Latest Balance Sheet" and collectively, the "Financial Statements"). The Financial Statements (A) are derived from and are in accordance with the books and records of the Company Group; (B) fairly present in all material respects the financial condition of the Company Group as of the dates therein indicated and the results of operations and cash flows of the Company Group for the periods therein specified; and (C) have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby.

          (b)   With regard to the Financial Statements, none of the Company Group, the Company Group's independent accountants, the Company's Board of Directors or the audit committee of the Company's Board of Directors has received any oral or written notification of any (A) "significant deficiency" in the internal controls over financial reporting of the Company Group which could affect in a material manner any member of the Company Group's ability to record, process, summarize and report financial data, (B) "material weakness" in the internal controls over financial reporting of the Company Group, or (C) fraud, whether or not material, that involves management or other employees of the Company Group who have a significant role in the internal controls over financial reporting of the Company Group.

          (c)   The accounts receivable of any member of the Company Group reflected on the Financial Statements, and all accounts receivable arising subsequent to the Latest Balance Sheet, (i) arose from bona fide transactions in the ordinary course of business consistent with past practice and are payable on ordinary trade terms and (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their respective terms.

          (d)   As of the date hereof, the information attached hereto as Exhibit J does not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading.

        4.7    Liabilities.

          (a)   Section 4.7(a) of the Disclosure Schedule sets forth (i) all outstanding Indebtedness of any member of the Company Group and for each item of Indebtedness, identifies the debtor, the principal amount outstanding as of the date of this Agreement, the creditor and the maturity date and (ii) all outstanding letters of credit, fidelity bonds and surety bonds of the Company Group. All letters of credit, fidelity bonds and surety bonds of the Company Group are in full force and effect and will continue in full force and effect immediately following the consummation of the transactions contemplated by this Agreement. No default (or an event which with notice or lapse of time or both would become a default) exists with respect to the obligations of the Company Group under any such letters of credit, fidelity bonds or surety bonds and the Company Group has not received any notification of cancellation of any of such letters of credit, fidelity bonds or surety bonds, except for where such default or failure to receive any notification or cancellation would not be material to the Company and its Subsidiaries, taken as a whole.

          (b)   The Company Group has no Liabilities, except for those (a) reflected on the Latest Balance Sheet or set forth on Section 4.7(b) of the Disclosure Schedule, (b) incurred in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, or (c) of the type reflected on the face of the Latest Balance Sheet which have arisen since the date of the Latest Balance Sheet in the ordinary course of business (none of which relate to breach of contract, breach of warranty, tort, infringement, violation of or Liability under any Law or any Action), none of which are material individually or in the aggregate. The Company Group does not maintain any "off-balance sheet arrangement" within the meaning of Item 303(a)(4)(ii) of Regulation S-K of the SEC.

        4.8    Absence of Changes.    Since the date of the Latest Balance Sheet, the business of the Company Group has been conducted in the ordinary course consistent with past practice and (a) there has not been any Company Material Adverse Effect and (b) the Company Group has not taken any action of the type described in Section 6.1, which, had such action been taken following the date hereof without the Parent's prior approval, would have constituted a violation of Section 6.1.

        4.9    Tangible Assets.    The Company Group has good and marketable title to, a valid leasehold interest in or a valid license to use all of the material tangible properties and assets used by it, located on its premises, or shown on the Latest Balance Sheet or acquired thereafter (the "Tangible Assets"), free and clear of all Encumbrances, other than Permitted Encumbrances. The Tangible Assets are all of the material tangible properties and assets reasonably necessary for the current operation of the business of the Company Group, are in good operating condition (normal wear and tear excepted) and are adequate in all material respects for use in the ordinary course of business.

        4.10    Contracts and Commitments.

          (a)   Section 4.10 of the Disclosure Schedule lists a true, correct and complete list of the Material Contracts.

          (b)   True, correct and complete copies of all Material Contracts, together with all amendments, waivers, or other changes thereto, have been made available to Parent. Each Material Contract is a valid and binding obligation of the Company Group, and, to the Knowledge of the Company, the other parties thereto, enforceable against them in accordance with its terms, except as the same may be limited by (i) bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting creditors' rights generally and (ii) the general principles of equity, regardless of whether asserted in a proceeding in equity or at law. To the Knowledge of the Company, the Company Group has complied in all material respects with each Material Contract. There are no material breaches or defaults by the Company under any Material Contract or, to the Knowledge of the Company, by any other party thereto, and no event has occurred which, with the passage of time, the giving of notice or both, would constitute a material breach or default by the Company under any Material Contract or, to the Knowledge of the Company, by any other party thereto, or would cause the acceleration of any material obligation under any Material Contract or the loss of any material rights under any Material Contract.

          (c)   All payment obligations and all other material obligations of the Company under each Material Contract required to be performed or fulfilled (including payments to any and all third parties or otherwise) have been fully performed or fulfilled. To the Knowledge of the Company, all material payment obligations and all other material obligations under each Material Contract required to be performed or fulfilled (including payments to any and all third parties or otherwise) by each counterparty thereto have been fully performed or fulfilled by such counterparty thereto. The Company has not received any written, or to the Knowledge of the Company oral, claim notices, dispute notices, show cause notices, cure notices or negative determinations of responsibility with respect to a Material Contract, and the Company has not given any such notice under any Material Contract.

          (d)   Except as set forth on Section 4.10(d) of the Disclosure Schedule, no Approval of any third party is required under any Material Contract as a result of or in connection with the transactions contemplated by this Agreement generally.

        4.11    Permits.    The Company holds, and is in compliance with all terms and conditions of, all material Permits required to be held for the lawful conduct of its business as currently conducted. Section 4.11 of the Disclosure Schedule sets forth a complete list of such material Permits, including the issuing authority and the expiration date of each of them. All such material Permits are, and following the Closing will be, in full force and effect, and no event has occurred that would, with the passage of time, the giving of notice or both, constitute a default under any such material Permits. All applications for renewal of such material Permits have been timely filed. There is no pending action relating to, and to the Knowledge of the Company, there is no threatened, suspension, cancellation, or invalidation of any material Permits.

        4.12    Litigation.

          (a)   There is no, and in the past three (3) years there has not been any, material Action asserted or pending or, to the Knowledge of the Company, threatened by or against or affecting any member of the Company Group or any of its properties, businesses or assets, and no member of the Company Group is subject to any outstanding Order relating to or affecting its properties, businesses or assets. There is no Action pending or, to the Knowledge of the Company, threatened, against any member of the Company Group or affecting any of its respective properties, businesses or assets, which would have an adverse effect on the Company's performance under this Agreement or the Ancillary Agreements to which the Company is a party or the consummation of the Merger or the other transactions contemplated hereby or thereby. There is no material Action asserted or pending or, to the Knowledge of the Company, threatened, against any employee, officer or director of the Company Group in his or her capacity as such or otherwise relating to the Company Group or the business thereof. The Company Group has not initiated any Action against any Person.

          (b)   To the Knowledge of the Company, the Company Group is not the subject of any investigation or inquiry by any Governmental Authority.

        4.13    Compliance with Law; Code of Ethics.

          (a)   No member of the Company Group is in breach or default of any provisions of its respective Organizational Documents. Each member of the Company Group and each of their officers and directors (in their capacities as such) have at all times during the past three (3) years complied in all material respects with, and is now in compliance in all material respects with, all Laws and Orders applicable to any member of the Company Group. The Company has not received any written or, to the Company's Knowledge, oral notice regarding any violation of Law or Order or of any obligation to bear any material cost for any remedial action.

          (b)   There is not currently pending any internal investigation with respect to any member of the Company Group related to any potential violation of Law or Order. To the Knowledge of the Company, no member of the Company Group is under investigation with respect to or threatened to be charged with any material violation of any Laws or Orders applicable to any member of the Company Group

          (c)   None of the Company or its Subsidiaries, or, to the Company's Knowledge, any director, officer, agent, employee or other Person acting on behalf of any of the Company or any Subsidiary (in their capacity as director, officer, agent, or employee), has at any time during the last three (3) years: (i) used any corporate funds of the Company or any of its Subsidiaries for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity in respect of their businesses, or failed to disclose fully any such contribution in violation of applicable Laws; (ii) directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental official or Governmental Authority, in the United States or any other country, which is in any manner illegal under any Law of the United States or any other country having jurisdiction; (iii) made any unlawful payment or given any other unlawful consideration to any customer, agent, distributor or supplier of the Company or any of its Subsidiaries or any director, officer, agent, or employee of such customer or supplier or (iv) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law of any other country having jurisdiction.

          (d)   To the Knowledge of the Company, no director or officer of the Company has violated the Company's Code of Business Ethics in the past (3) years.

        4.14    Books and Records.    The minute books of each member of the Company Group contain records of all meetings, and actions taken by written consent of, the board of directors, and any committee thereof, of such member of the Company Group. At the Closing, the books and records of the Company Group will be in the possession of the Company Group.

        4.15    Intellectual Property.

          (a)   Section 4.15(a) of the Disclosure Schedules sets forth a complete and accurate list of all Company Owned Intellectual Property consisting of (i) registered Marks and applications for registration of Marks, (ii) issued Patents and Patent applications, (iii) registered Copyrights and Copyright applications, and (iv) registered Domain Names (collectively, the items in (i) through (iv), the "Company Registered Intellectual Property"), (v) material common law or unregistered Marks, (vi) social media accounts held in the name of the Company Group, and (vii) Company Proprietary Software material to the business of the Company Group; in each case identifying (as applicable) the title or name of the Intellectual Property, registered owner(s) (and if such registered owner is not the legal owner, the legal owner as well), jurisdiction, application number and date, registration number and registration date, with respect to registered Domain Names, the applicable domain name registrar, and, with respect to registered Marks, class of goods and services. All necessary registration, maintenance and renewal fees in connection with all Company Registered Intellectual Property have been paid in full (and, except as noted in Section 4.15(a) of the Disclosure Schedule, no registration, maintenance or renewal fee is due within ninety (90) days after the Closing Date) and all necessary documents in connection with such Company Group Registered Intellectual Property have been filed with the relevant Governmental Authority in any applicable jurisdiction for the purposes of maintaining such Company Registered Intellectual Property. The Company Group Registered Intellectual Property is subsisting, valid and, to the extent registered and except as disclosed in Section 4.15(a) of the Disclosure Schedule, enforceable and has not been abandoned or cancelled. No Related Person owns, directly or indirectly, other than through its ownership of shares of the Company, any Intellectual Property used or currently held for use by the Company Group in the conduct of its business.

          (b)   Except as set forth in Section 4.15(b) of the Disclosure Schedule, the Company Group solely and exclusively owns free and clear of all Encumbrances other than Permitted Encumbrances, the Company Owned Intellectual Property. The Company Group has a valid, binding and enforceable license or other right to use or otherwise exploit all Intellectual Property other than the Company Owned Intellectual Property used or held for use in, or otherwise necessary for, the operation of the Company Group's business (the "Company Licensed Intellectual Property" and together with the Company Owned Intellectual Property, the "Company Intellectual Property"). The Company Group's conduct of its business as currently and formerly conducted, the Company Owned Intellectual Property, the Company Products or Services, and to the Knowledge of the Company, the Company Licensed Intellectual Property, have not and do not infringe, dilute, misappropriate or otherwise violate the Intellectual Property rights of any Person, nor constitute unfair competition or trade practices under the Laws of any jurisdiction. The Company Group has not received any written notice, and no Action or proceeding has been instituted, settled or, to the Knowledge of the Company, threatened that (i) alleges any such infringement, dilution misappropriation or other violation or (ii) challenges the validity or enforceability of any Company Owned Intellectual Property or the Company's right to use or otherwise exploit any Company Intellectual Property or Company Products or Services. The Company Group has not received any written notice that any Person is infringing upon or misappropriating, or has infringed upon or misappropriated any material Company Intellectual Property, and to the Knowledge of the Company, no Person is infringing upon, diluting, misappropriating or otherwise violating, or has infringed upon, diluted, misappropriated or otherwise violated the Company Group's rights in any material Company Group Intellectual Property. The Company Intellectual Property constitutes all of the Intellectual Property necessary for the current operation of the business of the Company Group, the foregoing not constituting a representation of non-infringement of any Intellectual Property of any third party.

          (c)   The Company Group takes and has taken commercially reasonable steps to protect, maintain and enforce all Company Intellectual Property and to preserve the confidentiality of any Trade Secrets comprised in Company Intellectual Property and other non-public or proprietary information pertaining to the Company Group or its business and services. To the Knowledge of the Company, there has been no material unauthorized use or disclosure of any Company Intellectual Property or other non-public or proprietary information pertaining to the Company Group or its business and services (other than pursuant to written confidentiality agreements). All of the Company Group's former and current employees, consultants, agents and other Persons who are provided with or otherwise have had and have access to any Trade Secrets or other non-public or proprietary information pertaining to the Company Group or its business and services have executed confidentiality agreements binding such employees, consultants, agents and other Persons to obligations of confidentiality with respect to such Trade Secrets or other non-public or proprietary information. All of the Company Group's former and current employees, consultants, agents and other Persons who have contributed to or participated in the conception or development of any Intellectual Property as part of such Person's employment, consultancy or engagement with the applicable Company Group (each such Person, a "Contributor") have entered into valid and binding proprietary rights agreements with the applicable Company Group assigning or vesting ownership of all such Intellectual Property in the Company Group. Without limiting the foregoing, no Contributor owns or has any right, claim, interest or option, including the right to further remuneration or consideration, with respect to Company Owned Intellectual Property, nor has any Contributor made any assertions in writing to the Company Group with respect to any alleged ownership or any such right, claim, interest or option, nor threatened any such assertion. At no time during the conception of or reduction to practice of any Company Owned Intellectual Property was any developer, inventor or other contributor to such Intellectual Property operating under any grants from any Governmental Authority, educational institution or private source, performing research sponsored by any Governmental Authority, educational institution or private source, or to the Knowledge of the Company, utilizing the facilities of any Governmental Authority or educational institution, or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third Person. The Company Group has not been a member or promoter of, or contributor to, any industry standards body or similar organization that could require or obligate the Company Group to grant or offer to any other Person any license or right to any Company Intellectual Property.

          (d)   The computer hardware, Software, web sites, mobile applications, servers, workstations, routers, hubs, switches, circuits, networks, communications networks, and other information technology systems used by the Company Group in the conduct of its business (collectively, the "Business Systems") (i) operate and perform in all material respects in accordance with their documentation and functional specifications, (ii) have not malfunctioned or failed in a manner that resulted in significant or chronic disruptions to the operation of the business of the Company Group, and (iii) are sufficient in all material respects for the conduct of the Company Group's business as conducted on the date of this Agreement. The Company Group maintains commercially reasonable security, data backup, disaster recovery and business continuity plans, procedures and facilities, and acts in compliance therewith. The Company Group has taken commercially reasonable measures, consistent with current industry standards, to protect the confidentiality, integrity and security of the Business Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. To the Knowledge of the Company, there have been no material unauthorized intrusions or breaches of the security of such Business Systems. The Company Group uses reliable methods (including passwords) to ensure the correct identity of the users of its Software, databases, systems, networks and internet sites and the correct identity of its customers, and use reliable encryption (or equivalent) protection to guarantee the security and integrity of transactions executed through its Software and Business Systems.

          (e)   Except as disclosed in Section 4.15(e) of the Disclosure Schedule, the Company Group has complied with all applicable Laws, and relevant agreements to which the Company Group is a party, regarding the collection, retention, use, acquisition, recording, storage, distribution, disposal, transfer, disclosure, processing and security of Personal Information, including, in each case, by obtaining all consent from, and giving all notices to, the Person subject of Personal Information to the fullest extent necessary. All such Personal Information (whether automatically or manually recorded) held by the Company is adequate, relevant and not excessive for the purposes for which it is held and has not been kept for longer than necessary. The Company Group has implemented and maintained a privacy policy regarding the collection, retention, use, acquisition, recording, storage, distribution, disposal, transfer, disclosure, processing and security of Personal Information in connection with the operation of its business and (i) the Company Group's privacy practices are and have been in compliance with all such privacy policies at the time such privacy policy was in effect, (ii) the Company Group's information security practices are and have been in compliance with any information security statements in its privacy policies at the time each such privacy policy was in effect and (iii) the Company Group has posted such privacy policy in a clear and conspicuous location on all websites and any mobile applications owned or operated by or on behalf of the Company Group. No Person (including any Governmental Authority) has made any written or, to the Knowledge of the Company, oral claim or commenced any written or, to the Knowledge of the Company, oral Action, and, to the Knowledge of the Company, no claim or Action is threatened (y) alleging a violation of any Person's privacy or confidentiality rights under the Company's privacy policies or applicable Law or (z) with respect to the security, use, transfer or disclosure of Personal Information specifically. The Company has fulfilled in compliance with applicable Law all requests from the subjects of Personal Information to access, remove or update such Personal Information stored by or on behalf of the Company Group. Neither this Agreement, nor any other Transaction Document to which the Company Group is a party, nor the consummation of the Transactions will violate any of the Company Group's applicable privacy policies as they currently exist or as they existed at any time during which any Personal Information was collected or obtained. The Company Group has established and implemented policies, programs and procedures that conform with applicable industry practices and all requirements of Law, including administrative, technical and physical safeguards to protect the confidentiality, integrity and security of Personal Information in its possession, custody or control against unauthorized access, use, modification, disclosure or other misuse. To the Knowledge of the Company, the Company Group has not experienced any material loss, damage, or unauthorized access, disclosure, use or breach of security of any Personal Information in its possession, custody or control, or otherwise held or processed on its behalf.

          (f)    To the extent that the Company Group receives, processes, transmits or stores any financial account numbers (such as credit cards, bank accounts, PayPal accounts, debit cards), passwords, CCV data, or other related data ("Cardholder Data"), the Company Group has implemented information security procedures, processes and systems that have at all times met or exceeded all applicable Laws related to the collection, storage, processing and transmission of Cardholder Data, including those established by applicable Governmental Authorities, and the Payment Card Industry Standards Council (including the Payment Card Industry Data Security Standard).

          (g)   Except as set forth in Section 4.15(g) of the Disclosure Schedule, the Company Group has not disclosed, licensed, made available or delivered to any escrow agent or any Person other than employees of the Company Group any of the Source Code for any Company Proprietary Software. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) legally entitles a Person to delivery, license, or disclosure of any Source Code for any Company Proprietary Software where such Person is not, as of the date of this Agreement, an employee of the Company Group. Neither this Agreement, nor any other Transaction Document to which the Company is a party, nor the consummation of the Transactions will result in the disclosure to a third Person of any Source Code included in the Company Proprietary Software (including any release from escrow of any such Source Code). Section 4.15(g) of the Disclosure Schedule lists all Open Source Software that has been incorporated into, combined with or linked to any Company Products or Service or Company Proprietary Software in any way, or from which any Company Products or Service or Company Proprietary Software was derived. Section 4.15(g) of the Disclosure Schedule describes whether each Open Source Software program was incorporated into, combined with or linked to any such Company Products or Service or Company Proprietary Software (such description shall also include whether the Open Source Software was modified, distributed, conveyed or licensed out by the Company). The Company Group has not used Open Source Software in any manner that does, or would be reasonably expected to, with respect to any Company Products or Service or any

  Company Proprietary Software, (i) require its disclosure or distribution in Source Code form, (ii) require the licensing thereof for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution thereof, or (iv) create, or purport to create, other obligations for the Company Group that affect any Company Proprietary Software. With respect to any Open Source Software that is or has been used by the Company Group in any way, the Company Group has been and is in material compliance with all applicable agreements with respect thereto.

          (h)   To the Knowledge of the Company, no Company Proprietary Software or Business Systems contain any "back door," "drop dead device," "time bomb," "Trojan horse," "virus," "worm," "spyware" or "adware" (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed (collectively, "Malicious Code"). The Company Group implements reasonable measures designed to prevent the introduction of Malicious Code into Company Proprietary Software and Business Systems (if within the Company's control), including firewall protections and regular virus scans.

        4.16    Real Property.

          (a)   The Company Group does not own or have any ownership interest in any real property.

          (b)   Section 4.16(b) of the Disclosure Schedule lists all real property that is leased or used or occupied by any member of the Company Group (the "Rental Real Estate") and the leases, subleases and agreements by which such Rental Real Estate is leased, used or occupied (the "Leases"), true and complete copies of which have been made available to Parent, except as set forth on Section 4.16(b) of the Disclosure Schedule. Except as set forth on Section 4.16(b) of the Disclosure Schedule, respect to each of the Leases and the Rental Real Estate:

              (i)  The applicable member of the Company Group has good and valid leasehold title to the Rental Real Estate, free and clear of Encumbrances (other than Permitted Encumbrances) and enjoy peaceful and undisturbed possession under all such Leases;

             (ii)  There are no leases, subleases, concessions or other agreements to which the Company Group is a party granting to any Person (other than any Employee or independent contractor of any member of the Company Group) the right to use or occupancy of any portion of the Rental Real Estate, and no Person (other than the applicable Company Group) occupies any part of the Rental Real Estate;

            (iii)  The Leases represent the entire agreement between the applicable member of the Company Group and the applicable landlord relating to such applicable Rental Real Estate, and there are no other material agreements, written or oral, between the such applicable Company Group and such applicable landlord relating to the Rental Real Estate or such applicable Company Group's use, possession and occupancy of the Rental Real Estate;

            (iv)  The Company Group has not collaterally assigned or granted any Encumbrance, other than Permitted Encumbrances, in any of the Leases; and

             (v)  The applicable member of the Company Group and the applicable landlord are currently in material compliance with the terms of all Leases, and all such Leases are in full force and effect.

          (c)   The Company Group is not a party to any agreement or option to purchase any real property or interest therein.

        4.17    Labor Matters.

          (a)   Section 4.17(a) of the Disclosure Schedule sets forth, as of June 5, 2017, a correct and complete list of all employees and individual consultants of the Company Group (other than directors), and each such individual's current annual base salary or hourly wage rate, as applicable, bonus or commission opportunity, hire date, accrued vacation and paid-time-off, principal work location, leave status and status as being exempt or nonexempt from the application of state and federal wage and hour Laws applicable to employees who do not occupy a managerial, administrative, or professional position, and there have been no material changes to such information since June 5, 2017. No executive or key employee of the Company Group has informed the Company Group (whether orally or in writing) of any plan to terminate employment with or services for the Company Group.

          (b)   The Company Group has not violated any applicable Law or Order regarding the terms and conditions of employment of current, former employees or other labor or employment related matters, including any Law or Order relating to wrongful discharge, discrimination, civil rights, personal rights, workers' compensation, wages, hours, equal opportunity, collective bargaining, fair labor standards or occupational health and safety. Without limiting the foregoing, the Company Group is, and, in the past three (3) years, has been and has been in compliance in all material respects with all Employment Statutes.

          (c)   The Company Group is not and has never been a party to any collective bargaining or similar agreement, and there are no labor unions, works councils or other organizations representing, purporting to represent or, to the Knowledge of the Company, attempting to represent, any employee. There are no unfair labor practice charges pending before the National Labor Relations Board or any other Governmental Authority, and there are no grievances, complaints, arbitrations, claims or judicial or administrative proceedings, in each case, which are pending or, to the Knowledge of the Company, threatened by or on behalf of any employees. The Company Group has not experienced any strike, slowdown, work stoppage, picketing, lockouts or other organized work interruption with respect to any employees in the past three years, nor, to the Knowledge of the Company, are any such strikes, slowdowns, work stoppages, picketings, lockouts or other organized work interruptions threatened.

          (d)   (i) The Company Group has paid in full to all of its employees or adequately accrued for in accordance with GAAP all wages, salaries, commissions, bonuses, and other compensation due to or on behalf of such employees; and (ii) there is no action, suit, proceeding or claim that has been asserted or is now pending or, to the Knowledge of the Company, threatened before any Governmental Authority with respect to the employment or termination of employment of any current or former employee of the Company Group.

          (e)   The Company Group has properly classified all of its service providers as either employees or independent contractors and as exempt or non-exempt for all purposes and has properly reported all compensation paid to such individuals for all purposes.

          (f)    The Company Group has not in the past three years implemented any employee layoffs or plant shutdowns within the meaning of, and has no unsatisfied liabilities under, the Worker Adjustment Retraining and Notification Act of 1988, as amended (the "WARN Act"), or any similar Law.

        4.18    Employee Benefit Plans.

          (a)   Section 4.18(a) of the Disclosure Schedule sets forth a list of each Employee Benefit Plan, other than Employee Benefit Plans providing immaterial fringe benefits, and identifies which Employee Benefit Plans are Non-US Plans. Each Employee Benefit Plan complies in form and in operation, and has been maintained and administered in accordance with, its terms and the applicable requirements of ERISA, the Code and other applicable Laws, in all material respects. Other than routine claims for benefits, there is no Action pending or, to the Company's Knowledge, threatened against or with respect to an Employee Benefit Plan and there is no fact or circumstance that would give rise to any such Action.

          (b)   With respect to each Employee Benefit Plan, the Company has provided to Parent true and complete copies of: (i) each such Employee Benefit Plan, including all amendments thereto, the most recent summary plan description and summary of material modifications, and any other notice or description provided to employees (as well as any modifications or amendments thereto), (ii) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service and each currently pending request for such a letter with respect to any Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code, (iii) the most recent annual report (Form 5500 series) filed with the Internal Revenue Service, (iv) any related trust or funding agreements, and (v) any non-routine correspondence with, and all filings, records and notices concerning audits or investigations, by any Governmental Authority during the past three years.

          (c)   Each Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code either (i) has received a current favorable determination letter from the Internal Revenue Service as to its qualified status or (ii) may rely upon a current prototype opinion letter from the Internal Revenue Service. No fact or event has occurred that could reasonably be expected to adversely affect or cause the loss of such qualified status or the imposition of any material liability, penalty or tax under ERISA or the Code with respect to any such Employee Benefit Plan.

          (d)   No Employee Benefit Plan is, and neither the Company Group nor any of its ERISA Affiliates has at any time in the past six (6) years sponsored, maintained, participated in, contributed to, or had any obligation (contingent or otherwise) with respect to any (i) "multiemployer plan" (within the meaning of Section 3(37) of ERISA), (ii) other pension plan subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code, (iii) "multiple employer plan" (within the meaning of Section 413(c) of the Code), or (iv) multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). No Employee Benefit Plan provides, and the Company Group does not have any obligation to provide any of the following retiree or post-employment or post-service benefits to any Person: medical, accident, disability, life insurance, death or welfare benefits (other than severance under an Employee Benefit Plan listed on Section 4.18(a) of the Disclosure Schedule), except as required by the applicable requirements of Section 4980B of the Code or any similar state Law.

          (e)   With respect to each Employee Benefit Plan: (i) no Encumbrance has been imposed under the Code, ERISA or any other applicable Law that remains outstanding, and (ii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) for which any material liabilities are outstanding.

          (f)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in combination with another event, whether contingent or otherwise) will (i) result in or entitle any service provider of the Company Group to any payment or benefit or any loan forgiveness, (ii) accelerate the vesting, funding or time of payment of any compensation or other benefit, (iii) increase the amount or value of any payment, compensation or benefit to any such service provider or (iv) limit or restrict the right to amend, terminate or transfer the assets of any Employee Benefit Plan on or following the Closing Date.

          (g)   With respect to each Employee Benefit Plan, all contributions (including all employer contributions and employee salary reduction contributions), distributions, reimbursements and premium payments that are due have been timely made and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued. None of any Employee Benefit Plan, the

  Company Group or, to the Company's Knowledge, any Employee Benefit Plan fiduciary with respect to any Employee Benefit Plan, in any case, during the past three years has been the subject of an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority, nor is any such audit or investigation pending or, to the Company's Knowledge, threatened.

          (h)   The Company Group and its ERISA Affiliates are, and during all relevant times have been, in compliance in all material respects with the applicable requirements of (i) Section 4980B of the Code and any similar state Law, (ii) the Health Insurance Portability and Accountability Act of 1996, as amended, and the Laws thereunder and (iii) the Patient Protection and Affordable Care Act of 2010, and all rules and official guidance promulgated thereunder, and, to the Company's Knowledge, no circumstance exists or event has occurred which reasonably could be expected to result in a material violation of, or material penalty or liability under, any of the foregoing.

          (i)    With respect to Employee Benefit Plans that are subject to or governed by the Laws of any jurisdiction other than the United States (the "Non-US Plans"), (i) there are no liabilities that are not offset in full by insurance or reserved in accordance with GAAP on the Financial Statements, (ii) each Non-US Plan required to be registered with a Governmental Authority has been registered and has been maintained in good standing with the appropriate Governmental Authority and (iii) each Non-US Plan intended to qualify for special tax treatment, meets all the requirements for such treatment.

        4.19    Affiliate Transactions.    No director, officer, employee, Affiliate (which for purposes of this Section 4.19 shall include any stockholder of the Company that owns more than 5% of the Company Capital Stock) or "associate" or members of any of their "immediate family" (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of the Company Group (each of the foregoing, a "Related Person"), other than in its capacity as a director, officer or employee of the Company Group (a) has entered into any Material Contract involving any member of the Company Group that remains in effect, (b) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, any property or right used by the Company Group, (c) is directly engaged, to the Knowledge of the Company, in any business that competes with the business of the Company Group, (d) has any outstanding Indebtedness owed to the Company Group or any other claim or right against the Company Group (other than rights to receive compensation for services performed as a director, officer or employee of the Company Group and other than rights to reimbursement for travel and other business expenses incurred in the ordinary course), or (e) otherwise has a business arrangement (other than services performed as a director, officer or employee of the Company Group) with the Company Group.

        4.20    Insurance.    Section 4.20 of the Disclosure Schedules sets forth a complete and correct list of all insurance policies currently in force with respect to the Company Group (the "Insurance Policies"), including all "occurrence based" liability policies, all errors and omissions policies and all production package policies. The Insurance Policies are in full force and effect and are valid, outstanding and enforceable. All premiums due thereon have been timely paid, all claims under the Insurance Policies have been timely made and the Company Group is in material compliance with the terms of the Insurance Policies. No insurance claims of more than $50,000 have been made in the past three (3) years by the Company Group. No pending claim under any Insurance Policy has been denied by the insurer thereunder and there are no material pending claims under any Insurance Policy. The Company Group has not been notified of any pending increase in the renewal or other premiums applicable to any of the Insurance Policies or that any of such Insurance Policies will not be renewed on substantially the same terms or at all.

        4.21    Tax Matters.    Except as otherwise set forth in Section 4.21 of the Disclosure Schedule:

          (a)   Each member of the Company Group has duly and timely filed with the appropriate Governmental Authorities all income and other material Tax Returns required to be filed by it (taking into account any applicable extensions to file such Tax Returns). All such Tax Returns are complete and accurate in all material respects. All material Taxes due and owing by any member of the Company Group on or before the date hereof (whether or not shown on any Tax Returns) have been timely paid (or adequate reserves have been established therefor in accordance with GAAP). In the past three (3) years, no written claim has ever been made by a Governmental Authority in a jurisdiction where a member of the Company Group does not file Tax Returns that the applicable member is or may be subject to taxation by that jurisdiction.

          (b)   The unpaid Taxes of the Company Group did not, as of the date of the Latest Balance Sheet, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than in any notes thereto), and since the date of the Latest Balance Sheet, no member of the Company Group has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice, in each case, except to the extent contemplated by this Agreement.

          (c)   No outstanding deficiencies for Taxes with respect to any member of the Company Group have been claimed, proposed or assessed, in each case, in writing, by any Governmental Authority. There are no pending audits, assessments, investigations, disputes, claims or other actions for or relating to any liability in respect of Taxes of any member of the Company Group with respect to which any member of the Company Group has received written notice.

          (d)   The Company has delivered or made available to Parent complete and accurate copies of federal, state, local and foreign income Tax Returns and all other material Tax Returns of the Company Group and its predecessors for all taxable years beginning on or after January 1, 2015, including, promptly upon their availability, for the most recent taxable year, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by any member of the Company Group (or any predecessor of such member) since December 31, 2014, with respect to Taxes of any type. No member of the Company Group (or any predecessor of such member) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that is still in effect, other than, in each case, with respect to routine extensions to file Tax Returns.

          (e)   There are no Encumbrances for Taxes upon any property or asset of any member of the Company Group (other than for current Taxes not yet due and payable).

          (f)    All Taxes required to have been withheld, collected, deposited or paid, as the case may be, in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, by any member of the Company Group have been timely withheld, collected, deposited or paid.

          (g)   There are no material Tax sharing agreements, Tax allocation agreements or similar arrangements (including indemnity arrangements) with respect to or involving any member of the Company Group, other than, in each case, an agreement a principal purpose of which does not relate to Taxes.

          (h)   No member of the Company Group has been a member of an "affiliated group" (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return or any similar group for federal, state, local or foreign Tax purposes (other than a group the common parent of which is the Company). No member of the Company Group has any liability for the

  Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor.

          (i)    No member of the Company Group has been a party to a transaction that is a "listed transaction," as such term is defined in Treasury Regulations Section 1.6011-4(b)(2).

          (j)    No member of the Company Group has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code, in a transaction occurring during the two (2) year period ending on the date of this Agreement.

          (k)   Except as disclosed in Section 4.21(p) of the Disclosure Schedule, each Employee Benefit Plan that constitutes a "nonqualified deferred compensation plan" (within the meaning of Section 409A of the Code) has been (i) operated in good faith compliance with Section 409A of the Code (or an available exemption therefrom) from January 1, 2005 through December 31, 2008, to the extent in existence during such period), and (ii) maintained and operated, since January 1, 2009 (to the extent in existence since such date), in documentary and operational compliance with Section 409A of the Code.

          (l)    Except as disclosed in Section 4.21(q) of the Disclosure Schedule, neither the execution and delivery of this Agreement or the Ancillary Agreements, nor the consummation of the transactions contemplated hereby or thereby, either alone or in combination with another event (whether contingent or otherwise) will result in any "parachute payment" under Section 280G of the Code.

          (m)  Except as disclosed in Section 4.21(r) of the Disclosure Schedule, there is no Contract, agreement, plan or arrangement to which any member of the Company Group is a party which requires the Company Group to make any Tax-related payments (including, without limitation, any Tax gross-up or reimbursement payment) under Section 409A of the Code or Section 280G or 4999 of the Code.

        Notwithstanding any other provision of this Agreement, (i) nothing in this Agreement shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including methods of accounting) of any member of the Company Group, and (ii) all representations herein shall be limited to Pre-Closing Tax Periods and no representation is provided with respect to other taxable periods.

        4.22    Compliance with Environmental Laws.    Each member of the Company Group is, and at all times has been, in compliance with, and has not been and is not in violation of or liable under any applicable Laws relating to environmental matters ("Environmental Laws"). There are no claims, notices, civil, criminal or administrative Actions, inquiries, common law claims, or proceedings pending or, to the Knowledge of the Company Group, threatened against the Company Group that allege the violation of any Environmental Law. The Company Group has not caused or contributed to a release of hazardous substances (as defined under applicable Environmental Law) including polychlorinated biphenyls, asbestos, lead paint or toxic mold in amounts or concentrations creating Liability under Environmental Law. The Company has furnished to Parent all reports or communications (in written or electronic form) in its possession or the possession of lenders, insurers, consultants and advisors relating to compliance in respect of, or Liability under, Environmental Law.

        4.23    Customers.

          (a)   Section 4.23(a) of the Disclosure Schedule sets forth the top ten (10) customers of the Company Group (each, a "Material Customer"), based on the dollar amount of revenues earned by the Company Group for each of the two (2) most recent fiscal years and for the current fiscal year.

          (b)   No Material Customer has given any member of the Company Group or any of their Affiliates, officers, directors or employees notice that it intends to stop or materially alter its business relationship with the Company Group (whether as a result of the consummation of the Transactions or otherwise), or has during the past twelve (12) months decreased materially, or threatened to decrease or limit materially, its purchase of products or services from the Company Group. To the Company's Knowledge, except as set forth in Section 4.23(b) of the Disclosure Schedule (i) no Material Customer intends to cancel or otherwise substantially modify its relationship with the Company Group or to decrease or limit materially, its purchase of products or services from the Company Group and (ii) no Material Customer has advised the Company Group of any material complaint, problem or dispute with any Material Customer and.

        4.24    No Brokers.    Except as set forth on Section 4.24 of the Disclosure Schedule, no member of the Company Group nor any of their respective officers, directors, employees, stockholders, representatives or Affiliates has employed or made any agreement with any broker, finder or similar agent or any Person which will result in the obligation of any member of the Company Group, Parent or any of their respective Affiliates to pay any finder's fee, brokerage fees or commission or similar payment in connection with the Merger or any of the other transactions contemplated by this Agreement or the Ancillary Agreements.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Except as disclosed in the Parent SEC Reports (other than risk factor and forward-looking statement disclosure in such SEC Reports), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

        5.1    Organization of Parent and Merger Sub.    Parent and Merger Sub are corporations duly organized and validly existing under the laws of the State of Delaware and have all organizational power and authority required to own, lease and license their assets and properties and carry on their businesses as presently conducted. Parent and Merger Sub are each duly qualified or licensed to do business as a foreign corporation and are in good standing in each jurisdiction where the character of the assets and properties owned, leased or licensed by them or the nature of their businesses makes such qualification or license necessary, except where the failure to be so qualified or licensed or in good standing would not have a material adverse effect on Parent's or Merger Sub's ability to consummate the transactions contemplated by, and discharge its obligations under, this Agreement.

        5.2    Capitalization.

          (a)   As of the date of this Agreement, the authorized capital stock of Parent consists of 100,000,000 shares of Parent Stock and 1,000,000 shares of preferred stock, $0.001 par value ("Parent Preferred Stock"). As of June 16, 2017, (a) 54,731,753 shares of Parent Stock were issued and outstanding, (b) options to purchase 8,909,541 shares of Parent Stock were outstanding, (c) 137,043 Parent restricted stock units were outstanding and (d) no shares of Parent Preferred Stock were issued and outstanding. All outstanding shares of Parent Stock have been duly authorized and are validly issued, fully paid and non-assessable and not subject to any pre-emptive rights. Except as set forth above, as of June 16, 2017, there are no outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its subsidiaries to issue or sell any shares of capital stock or other securities of Parent or any of its subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

          (b)   Parent is the sole stockholder of Merger Sub.

        5.3    Parent Stock.    The shares of Parent Stock issuable in the Merger, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and non-assessable and the issuance thereof will not be subject to any pre-emptive rights. The issuance of the Parent Stock pursuant to this Agreement will not be integrated with the issuance of any other equity interest under the Securities Act or the rules and regulations of the SEC thereunder, in either case so as to subject such offering, issuance, or sale of the Parent Stock to the registration provisions of the Securities Act. Assuming the accuracy of the statements made by the Stockholders in the Accredited Investor Certifications, the offer, sale, and issuance of the Parent Stock pursuant to this Agreement will be exempt from the registration requirements of the Securities Act, and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit, or qualification requirements of all applicable state securities laws.

        5.4    Interim Operations of Merger Sub.    Merger Sub was formed by Parent solely for the purpose of engaging in the transactions contemplated by this Agreement, and has engaged in no other business activities other than those relating to this Agreement. Merger Sub has no liabilities or obligations other than those incident to its formation or pursuant to this Agreement and the Ancillary Agreements to which it is a party.

        5.5    Authorization.

          (a)   Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to be executed and delivered by Parent and Merger Sub pursuant hereto, to consummate the transactions contemplated hereby and thereby and to perform their obligations hereunder and thereunder. The execution and delivery of this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Parent's Board of Directors. Except for the filing of the Certificate of Merger with the Delaware Secretary of State, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Ancillary Agreements to which they are to be parties and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is, and upon execution and delivery of the Ancillary Agreements to which Parent and/or Merger Sub are or will be parties, each of such Ancillary Agreements will be, legal, valid and binding obligations of Parent and/or Merger Sub enforceable against Parent and/or Merger Sub in accordance with their terms, in each case, except as such enforceability may be limited by (a) bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors' rights generally and (b) the general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

          (b)   The Board of Directors of Merger Sub, by written consent duly adopted prior to the date hereof, has resolved (x) that this Agreement and the Ancillary Agreements and the consummation of the Merger and the other transactions contemplated hereby and thereby are fair to and in the best interests of Merger Sub and the stockholder of Merger Sub, (y) approved and declared advisable this Agreement, the Ancillary Agreements and the Merger and the other transactions contemplated hereby and thereby, on the terms and subject to the conditions set forth herein, in accordance with the requirements of the DGCL, and (z) submitted this Agreement for adoption by Parent, as the sole stockholder of Merger Sub. Parent, as the sole stockholder of Merger Sub, has duly approved and adopted this Agreement and the Merger.

        5.6    Consents and Approvals.    Other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) the applicable requirements of the HSR Act, no approval of any Governmental Authority or other Person is required to be made or obtained by Parent or Merger Sub connection with the execution, delivery and performance of this Agreement and the

Ancillary Agreements to which Parent and/or Merger Sub is a party or the consummation of the transactions contemplated hereby or thereby, except for Approvals which if not obtained would not have a material adverse effect on Parent's or Merger Sub's ability to consummate the transactions contemplated by, and discharge its obligations under, this Agreement.

        5.7    No Conflict or Violation.    Neither the execution and delivery of this Agreement and the Ancillary Agreements to which Parent or Merger Sub is a party, nor the consummation of the transactions contemplated hereby or thereby by Parent or Merger Sub, does or will (a) violate, breach or be in conflict with any provisions of the Organizational Documents of Parent or Merger Sub; (b) with or without the passage of time, the giving of notice or both, violate, breach, result in a default under or be in conflict with any Contract to which Parent or Merger Sub is a party; or (c) violate any Law or any Order to which Parent or Merger Sub is subject, which in the case of clauses (b) or (c) would have a material adverse effect on Parent's or Merger Sub's ability to consummate the transactions contemplated by, and discharge its obligations under, this Agreement.

        5.8    Parent SEC Reports.    As of the time filed with the SEC (or, if amended or superseded by a filing, then on the date of such filing) none of the registration statements, proxy statements, and other statements, reports, schedules, forms, exhibits and other documents required to be filed by Parent with the SEC ("Parent SEC Reports") contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

        5.9    Parent Financial Statements.    The audited and unaudited financial statements of Parent (including the related notes) included or incorporated by reference in the Parent SEC Reports (x) are based on the books and records of the Parent; (y) fairly present in all material respects the financial condition of the Parent as of the dates therein indicated and the results of operations and cash flows of the Parent for the periods therein specified (subject, in the case of any unaudited balance sheet, to customary year-end adjustments); and (z) have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby (except any unaudited balance sheet does not contain footnotes required by GAAP or as may be indicated in the notes thereto).

        5.10    Internal Control over Financial Reporting.    Parent maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), that complies with the requirements of the Exchange Act and has been designed by Parent's principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent's internal control over financial reporting is effective for purposes of Rules 13a-15 and 15d-15 under the Exchange Act and Parent is not aware of any material weaknesses in its internal control over financial reporting. Since December 31, 2016, there has been no change in Parent's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Parent's internal control over financial reporting.

        5.11    Litigation.    There is no Action before any Governmental Authority pending or, to the knowledge of Parent, threatened, against Parent or Merger Sub, or affecting any of their properties or assets, which would have a material adverse effect on Parent's or Merger Sub's ability to consummate the transactions contemplated by, and discharge their obligations under, this Agreement.

        5.12    Compliance with Laws.    Parent is not in breach or default of any provisions of its Organizational Documents. Parent and its officers and directors (in their capacities as such) are in compliance with all Laws and Orders applicable to the Parent, except where failure to be in compliance would not have a Parent Material Adverse Effect.

        5.13    Financing.    Parent has delivered to the Company a true and complete copy of the executed commitment letter and related exhibits, schedules, annexes and term sheets, dated as of the date of this Agreement, together with the related fee letter (solely in the case of the fee letter, with only the fee amounts, pricing, "market flex" provisions and other economic terms that do not adversely affect the enforceability, availability or conditionality of, or the aggregate amount of proceeds available under, the Debt Financing contained therein redacted) (collectively, the "Debt Commitment Letter"), pursuant to which the Financing Sources have agreed, subject only to the Financing Conditions set forth therein, to provide or cause to be provided the debt financing set forth therein for the purposes of financing the transactions contemplated hereby, including the cash component of the aggregate consideration payable in the Merger. Such executed Debt Commitment Letter has not been amended or modified in any manner on or prior to the date of this Agreement and no amendment, termination or modification is contemplated (it being understood that neither the exercise of "market flex" provisions under the fee letter, nor the joinder or addition of any Financing Sources to the Debt Commitment Letter, shall be deemed an amendment or modification). Neither Parent nor any of its Affiliates has entered into any agreement, side letter or other arrangement of any kind relating to the financing of the transactions contemplated by this Agreement, other than as set forth in the Debt Commitment Letter that reduces the amount of, or could affect the conditionality or availability of the Debt Financing on the Closing Date. Assuming (i) the accuracy of the representations and warranties of the Company set forth in this Agreement and (ii) the performance by the Company of its obligations hereunder, Parent will have sufficient funds to satisfy all of its obligations under this Agreement and to consummate the transactions contemplated hereby on the Closing Date. The commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect. The Debt Commitment Letter is in full force and effect and represents a valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, each other party thereto, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and general principles of equity. Parent has fully paid (or caused to be paid) any and all fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or, to the knowledge of Parent, any other party thereto under the Debt Commitment Letter. There are no conditions precedent related to the funding of the full amount of the Debt Financing on the Closing Date other than the Financing Conditions. As of the date hereof, Parent has no reason to believe that, subject to the satisfaction of the conditions precedent set forth in Sections 8.1 and 8.3, (i) any of the Financing Conditions will not be satisfied or (ii) the Debt Financing will not be made available to Parent on the Closing Date. As of the date hereof, Parent is not aware of any fact or occurrence that makes any of the assumptions, or the representations or warranties of Parent, in the Debt Commitment Letter inaccurate in any material respect. Parent acknowledges that the consummation of the Merger is not subject to any financing condition.

        5.14    No Material Adverse Effect.    Between March 31, 2017 and the date of this Agreement, there has been no Parent Material Adverse Effect.

        5.15    Intellectual Property.    Except as would not have a Parent Material Adverse Effect:

          (a)   Parent and its subsidiaries own or possess valid and enforceable rights to use all trademarks, service marks, trade names, trade dress, domain names, patents, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), software, publicity rights, privacy rights and all other intellectual property (including all goodwill associated with, and registrations and applications for registration of, any of the foregoing) (collectively, "Parent Intellectual Property") material to the conduct of the business of Parent and its subsidiaries taken as a whole, as conducted or proposed to be conducted, and the conduct of their respective businesses does not infringe, misappropriate, or violate any intellectual property rights of others in any material respect. To Parent's actual knowledge, no party has materially infringed, misappropriated or otherwise violated any Intellectual Property owned by or exclusively licensed to Parent or any of its subsidiaries. There is no material pending, or to Parent's actual knowledge, threatened, action, suit, proceeding or claim by others (A) alleging that Parent is infringing, misappropriating or otherwise violating any Intellectual Property of others, or (B) challenging Parent's or its subsidiaries rights in or to, or the validity, enforceability, scope or ownership of, any Parent Intellectual Property owned by or licensed to Parent or its subsidiaries.

          (b)   The Parent has complied at all times with all applicable Laws, and relevant agreements to which the Parent is a party, regarding the collection, retention, use, acquisition, recording, storage, distribution, disposal, transfer, disclosure, processing and security of Personal Information, including, in each case, by obtaining all consent from, and giving all notices to, the Person subject of Personal Information to the fullest extent necessary. All such Personal Information (whether automatically or manually recorded) held by the Parent is adequate, relevant and not excessive for the purposes for which it is held and has not been kept for longer than necessary. The Parent has implemented and maintained a privacy policy regarding the collection, retention, use, acquisition, recording, storage, distribution, disposal, transfer, disclosure, processing and security of Personal Information in connection with the operation of its business and (i) the Parent's privacy practices are and have been in compliance with all such privacy policies at the time such privacy policy was in effect, (ii) the Parent's information security practices are and have been in compliance with any information security statements in its privacy policies at the time each such privacy policy was in effect and (iii) the Parent has posted such privacy policy in a clear and conspicuous location on all websites and any mobile applications owned or operated by or on behalf of the Parent. No Person (including any Governmental Authority) has made any written or, to the actual knowledge of the Parent, oral claim or commenced any written or, to the actual knowledge of the Parent, oral Action, and, to the actual knowledge of the Parent, no claim or Action is threatened (y) alleging a violation of any Person's privacy or confidentiality rights under the Parent's privacy policies or applicable Law or (z) with respect to the security, use, transfer or disclosure of Personal Information specifically. The Parent has fulfilled in compliance with applicable Law all requests from the subjects of Personal Information to access, remove or update such Personal Information stored by or on behalf of the Parent. Neither this Agreement, nor any Ancillary Agreement to which the Parent is a party, nor the consummation of the Transactions will violate any of the Parent's applicable privacy policies as they currently exist or as they existed at any time during which any Personal Information was collected or obtained. The Parent has established and implemented policies, programs, procedures that conform with applicable industry practices and all requirements of Law, including administrative, technical and physical safeguards to protect the confidentiality, integrity and security of Personal Information in its possession, custody or control against unauthorized access, use, modification, disclosure or other misuse. To the actual knowledge of the Parent, the Parent has not experienced any loss, damage, or unauthorized access, disclosure, use or breach of security of any Personal Information in its possession, custody or control, or otherwise held or processed on its behalf.

          (c)   To the extent that the Parent receives, processes, transmits or stores any Cardholder Data, the Parent has implemented information security procedures, processes and systems that have at all times met or exceeded all applicable Laws related to the collection, storage, processing and transmission of Cardholder Data, including those established by applicable Governmental Authorities, and the Payment Card Industry Standards Council (including the Payment Card Industry Data Security Standard).

        5.16    Tax.    Except as would not have a Parent Material Adverse Effect:

          (a)   Parent has duly and timely filed with the appropriate Governmental Authorities all income and other material Tax Returns required to be filed (taking into account any applicable extensions to file such Tax Returns). All such Tax Returns are complete and accurate in all material respects.

          (b)   All material Taxes due and owing by Parent on or before the date hereof have been timely paid (or adequate reserves have been established therefor).

          (c)   There are no assessments or adjustments relating to any Liability in respect of Taxes of Parent pending against Parent for any period with respect to which Parent has received written notice.

        5.17    No Brokers.    Except for Piper Jaffray & Co., the fees and expenses of which will be paid by Parent, none of Parent or Merger Sub, nor any of their respective representatives or Affiliates has employed or made any agreement with any broker, finder or similar agent or any Person which will result in the obligation of Parent or Merger Sub or any of their respective Affiliates to pay any finder's fee, brokerage fees or commission or similar payment in connection with the Merger or the other transactions contemplated by this Agreement or the Ancillary Documents.

ARTICLE VI.
COVENANTS

        6.1    Conduct of Business by the Company.

          (a)   From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms (such period being hereinafter referred to as the "Interim Period"), except as expressly contemplated by this Agreement or as required by Law, the Company shall, and shall cause each other member of the Company Group to, conduct its business in the ordinary course of business consistent with past practice and use its commercially reasonable efforts to (i) preserve intact its business organization, (ii) preserve its relationships with its customers, lenders, and suppliers and others having material business relationships with it and (iii) pay or perform all of its material obligations when due.

          (b)   Without limiting the generality of Section 6.1(a) and except as expressly contemplated by this Agreement or as required by Law, during the Interim Period, without the prior written consent of Parent, the Company shall not, and shall not permit any other member of the Company Group to:

              (i)  amend its Organizational Documents (whether by merger, consolidation or otherwise);

             (ii)  in the case of the Company, (A) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of Company Capital Stock or (B) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of outstanding shares of Company Capital Stock;

            (iii)  (A) issue, deliver, sell, pledge, dispose of or encumber any capital stock or other equity or voting securities, securities convertible, exchangeable or exercisable into capital stock or other equity or voting securities, or warrants, options or other rights to acquire capital stock or other equity or voting securities, of the Company or any Subsidiary of the Company, (B) amend any terms of any capital stock or other equity or voting securities of the Company (whether by merger, consolidation or otherwise) or (C) split, combine, subdivide or reclassify any shares of capital stock or other equity or voting securities;

            (iv)  make any capital expenditures or incur any obligations or liabilities in respect thereof, except for any capital expenditures not to exceed $100,000 individually or $250,000 in the aggregate;

             (v)  acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets (outside the ordinary course of business consistent with past practice), securities, properties, interests or businesses that are material individually or in the aggregate;

            (vi)  sell, lease or otherwise transfer, or create or incur any Encumbrance (other than Permitted Encumbrances) on, any of the assets, securities, properties, interests or businesses of the Company Group, other than sales and licenses of the Company Group's Products and Services in the ordinary course of business consistent with past practice;

           (vii)  incur, amend, assume or guarantee any Indebtedness other than any Indebtedness under revolving the Company's existing credit facility; provided, that for the avoidance of doubt ordinary course trade payables shall not be considered Indebtedness;

          (viii)  mortgage, pledge or subject to any Encumbrance any portion of the Company Group's properties or assets, other than Permitted Encumbrances;

            (ix)  make any loan, advance or capital contribution to or investment in any Person;

             (x)  materially modify, amend, cancel or terminate any rights, or waive any material rights, under any Material Contract or enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement;

            (xi)  other than as required by Law or the terms of an Employee Benefit Plan in existence as of the date hereof, (A) increase or accelerate the vesting or payment of any compensation or benefits provided or payable or to become provided or payable to any officer, director, manager or employee of the Company Group, (B) hire, promote, terminate the employment (other than for cause) or otherwise change the employment status or title of any employee with an annual base salary exceeding $250,000, (C) enter into any new or amend any existing employment, severance, retention or change in control agreement with any of its officers, directors or employees, (D) adopt, establish, amend or terminate any Employee Benefit Plan, or any agreement, plan, policy, trust, fund or other arrangement that would constitute an Employee Benefit Plan if it were in existence on the date hereof, or (E) enter into, amend or modify any collective bargaining agreement or union contract with any labor organization or union;

           (xii)  fail to maintain, dedicate to the public, allow to lapse, or abandon, including by failure to pay the required fees in any jurisdiction, any Intellectual Property used in and material to the business of the Company Group;

          (xiii)  change the Company Group's methods of accounting or accounting practices, except as required by concurrent changes in GAAP as agreed to by the Company Group's independent public accountants;

          (xiv)  commence, settle, or offer or propose to settle any material Action involving or against any member of the Company Group or settle any Action which involves any non-monetary relief;

           (xv)  (A) cancel, compromise, waive or release any material right, debt or claim of the Company Group; or (B) delay or postpone the payment of payables or accelerate the payment of receivables;

          (xvi)  change any material Tax election, settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, change any annual Tax accounting period, change any material method of Tax accounting, amend any Tax Return that will have a material effect on Parent or the Surviving Corporation (or their Affiliates) in a Post-Closing Tax Period, or surrender any right to claim a material Tax refund;

         (xvii)  take any action for the winding up, liquidation, dissolution or reorganization of the Company or any Subsidiary or for the appointment of a receiver, administrator or administrative receiver, trustee or similar officer of its assets or revenues; or

        (xviii)  agree, resolve or commit to do any of the foregoing.

        6.2    Access to Information.    During the Interim Period, the Company shall (a) give Parent and its Affiliates, counsel, financial advisors, auditors, employees, agents and other representatives reasonable access to the offices, properties, employees, books and records and Contracts of the Company and its Subsidiaries, (b) furnish to Parent such financial and operating data and other information relating to the Company Group as Parent may reasonably request and (c) cooperate, and instruct the employees, counsel and financial advisors of the Company and its Subsidiaries to cooperate, with Parent in its investigation of the Company Group; provided, however, that the Company may restrict or otherwise prohibit access to such documents or information to the extent that access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; and provided, further, however, that no information or knowledge obtained in any investigation conducted pursuant to the access contemplated by this Section 6.2 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder. Any investigation pursuant to this Section 6.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company Group.

        6.3    Consents; Filings.

          (a)   The Company shall use reasonable best efforts to cause the conditions set forth in Section 8.1 and Section 8.3 to be satisfied on a timely basis, and Parent and Merger Sub shall use reasonable best efforts to cause the conditions set forth in Section 8.1 and Section 8.2 to be satisfied on a timely basis.

          (b)   In furtherance of, and not in limitation of Section 6.3(a), as promptly as practicable after the execution of this Agreement, each party to this Agreement shall use commercially reasonable efforts to (i) make all filings and give all notices that are or may be required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements and (ii) obtain all Approvals which are or may be required to be obtained (pursuant to any applicable Law, Contract, or otherwise) by such party in connection with the Merger and the other transactions contemplated by this Agreement; provided, that the Company shall only be required to use commercially reasonable efforts to obtain those Approvals which are or may be required to be obtained pursuant to any Contract to the extent requested to do so by Parent prior to Closing. Each party shall, upon request of another party and to the extent permitted by applicable Law or applicable Contract, promptly deliver to such other party a copy of each such filing made, each such notice given and each such Approval obtained by it.

          (c)   In furtherance and not in limitation of the terms of Section 6.3(a) and Section 6.3(b) (i) each of Parent and the Company shall file, or cause to be filed, a Notification and Report Form pursuant to the HSR Act, with respect to the Merger and the other transactions contemplated by this Agreement within two (2) Business Days after the date of this Agreement and (ii) each of

  Parent and the Company shall (A) supply the other or its outside counsel with any information that may be reasonably required or requested by any Governmental Authority in connection with such filings or submissions, (B) supply any additional information that may be required or requested by the United States Federal Trade Commission, the United States Department of Justice and any other applicable Governmental Authority, (C) use their respective reasonable best efforts to cause the expiration of the applicable waiting periods under the HSR Act, (D) to the extent permitted by applicable Law or Governmental Authority, not make any notification in relation to the transactions contemplated hereunder without first (x) providing the other party with a copy of such notification in draft form, (y) giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Authority, and (z) considering and taking into account all reasonable comments timely made by the other party in this respect, (E) promptly notify each other of any material communications with any Governmental Authority with respect to the transactions contemplated by this Agreement and ensuring to the extent permitted by applicable Law or Governmental Authority that each of the parties is given the opportunity to attend any meetings with or appearances before any Governmental Authority with respect to the transactions contemplated by this Agreement and (F) use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby. Without limiting the foregoing, Parent shall (1) propose or accept the sale, divestiture, disposition or holding separate of any assets or businesses of the Company or any of its Subsidiaries; or (2) propose or accept the impositions of any business, commercial, regulatory or legal conditions that would be binding on the Company or any of its Subsidiaries, in each case in order to avoid the entry of or to effect the dissolution of any injunction or other Order (whether temporary, preliminary or permanent), which would otherwise have the effect of preventing or delaying the consummation of the transactions contemplated hereby; provided, however, that (x) any such action may be conditioned upon consummation of the Closing, (y) nothing in this Agreement shall require Parent or any of its Subsidiaries to take or agree to any action or any other condition or obligation that would, individually or in the aggregate with other such action, conditions or obligations, reasonably be expected to result in the disposition of, or suffering of any impairment or limitation with regard to the use of, any operations of the Company and/or its Subsidiaries having revenues for the twelve (12)-month period ending December 31, 2016 attributable to such operations of greater than Five Million Dollars ($5,000,000), and (z) nothing in this Agreement shall require Parent or any of its Subsidiaries to commit to or take any action or any other condition or obligation with respect to the assets or businesses of Parent or any of its Subsidiaries other than, subject to the preceding clauses (x) and (y), the Company and its Subsidiaries. Any materials required to be provided by a party to another party pursuant to this Section 6.3 may be redacted as necessary to comply with contractual arrangements or Law and to address reasonable attorney-client or other privilege or confidentiality concerns. Parent shall be responsible for all payments of the filing fees payable under the HSR Act.

        6.4    Company Written Consent; Stockholder Notice.

          (a)   As promptly as possible following the execution of this Agreement (but in any event within twelve (12) hours), the Company shall deliver to Parent a written consent of the Stockholders holding at least a majority of the outstanding shares of Company Capital Stock (taken together as a single class) adopting this Agreement and approving the Merger in accordance with the DGCL and the Company's Organizational Documents in the form attached hereto as Exhibit F ("Company Written Consent").

          (b)   The Company shall promptly (and in any event prior to the Closing) deliver to any Stockholder who has not executed the Company Written Consent a notice of the actions taken pursuant to the Company Written Consent that complies with the requirements of Section 228(e) of the DGCL, which notice shall also constitute and include the notice required by Section 262 of the DGCL that appraisal or similar rights may be available to the Stockholders who did not execute the Company Written Consent (the "Stockholder Notice"). The Stockholder Notice shall be subject to review and approval by Parent which shall not be unreasonably withheld or delayed.

        6.5    Accredited Investor Certifications.    Parent, Merger Sub and the Company acknowledge and agree that the shares of Parent Stock to be issued as consideration in the Merger will not be registered under the Securities Act and will be transferred in reliance upon an exemption thereunder for transactions not involving a public offering. Notwithstanding anything to the contrary in this Agreement, a Stockholder shall be entitled to receive Parent Stock in connection with the Merger only if such Stockholder is a Designated Nonaccredited Investor or (a) is an accredited investor within the meaning of SEC Rule 501 of Regulation D, as presently in effect, under the Securities Act and (b) provides an executed accredited investor questionnaire in substantially the form attached hereto as Exhibit G (an "Accredited Investor Questionnaire") no later than June 27, 2017 (the "Accredited Investor Questionnaire Deadline"). In furtherance of the foregoing, the Company shall, as promptly as practicable after the date of this Agreement (but in any event within five (5) Business Days), mail or otherwise deliver to each Stockholder and each holder of a warrant to purchase Company Capital Stock set forth on Section 4.2(c) of the Disclosure Schedule an Accredited Investor Questionnaire to be completed by such Stockholder and returned to Parent by the Accredited Investor Questionnaire Deadline. If any Stockholder or holder of a warrant to purchase Company Capital Stock delivers an Accredited Investor Questionnaire to the Company, the Company shall promptly deliver a copy of such Accredited Investor Questionnaire to Parent.

        6.6    Warrants.    The Company shall, as promptly as possible after the date of this Agreement (but in any event within five (5) Business Days), deliver to each holder of a warrant to purchase Company Capital Stock set forth on Section 6.6 of the Disclosure Schedule a notice of the Merger and the other transactions contemplated by this Agreement as required pursuant to the terms of each such warrant.

        6.7    Option Letter of Transmittal.    The Company shall, as promptly as practicable after the date of this Agreement (but in any event within five (5) Business Days), deliver to each Company Optionholder a letter of transmittal substantially in the form attached hereto as Exhibit H (the "Option Letter of Transmittal"). The Company shall (i) use reasonable best efforts to obtain a signed Option Letter of Transmittal from each Company Optionholder prior to the Closing and (ii) promptly deliver to Parent copies of all executed Option Letters of Transmittal received by the Company prior to the Closing.

        6.8    Tax Matters.

          (a)    Tax Returns.

              (i)  The Company shall prepare and timely file, or cause to be prepared or timely filed, all Tax Returns in respect of any member of the Company Group that are required to be filed (taking into account any extension) on or before the Closing Date, and shall pay, or cause to be paid, all Taxes of the Company Group due on or before the Closing Date.            Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with past practices of such member, except as required by applicable law.

             (ii)  Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns for each member of the Company Group for any periods ending on or prior to the Closing Date that are filed after the Closing Date and all Tax Returns for the Company Group for any Straddle Periods. Such Tax Returns shall be prepared on a basis consistent with the most recent Tax Returns of the applicable member of the Company Group. Not later than thirty (30) days prior to the due date for filing of such Tax Returns, Parent shall provide the Stockholder Representative with drafts of such Tax Returns. The parties shall work together in good faith to resolve any differences and to the extent such differences have not been resolved, the principles of Section 2.9 shall apply thereto. Parent shall make any changes to the Tax Returns as finally determined pursuant to the preceding sentence and shall file such Tax Returns consistent therewith. For purposes of this Agreement, the portion of Taxes payable for any Straddle Period allocable to the Pre-Closing Tax Period will be (i) in the case of Property Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period and (ii) in the case of all other Taxes, determined as though the taxable year of the Company terminated at the close of business on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a time basis.

            (iii)  Except as specifically provided in Section 6.8(b), neither Parent or the Surviving Corporation, nor any of their Affiliates shall (or after the Closing, shall cause or permit the Surviving Corporation to) file, amend, refile or otherwise modify any Tax Return relating in whole or in part to the Company with respect to any Pre-Closing Tax Period, except as required by a Taxing Authority or applicable Law, without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld or delayed (provided that it shall not be considered unreasonable for the Stockholder Representative to withhold consent if such filing, amendment, refiling, or otherwise modification could be expected to result in liability to the Company Equityholders pursuant to this Agreement). Neither Parent nor any of its Affiliates shall make an election under Section 338 or 336 of the Code (or similar provisions of state, local or foreign law) with respect to the transactions contemplated by this Agreement. Neither Parent nor any of its Affiliates shall (or after the Closing, shall permit the Surviving Corporation to) (i) initiate or enter into any voluntary disclosure agreement or program with any Taxing Authority with respect to the Company for any Pre-Closing Tax Period, (ii) on the Closing Date after the Closing, take any action outside of the ordinary course of business other than an action explicitly contemplated by this Agreement or (iii) make or change any Tax election of the Company that has retroactive effect to a Pre-Closing Tax Period.

          (b)    Cooperation on Tax Matters.

              (i)  Parent, the Surviving Corporation and the Stockholder Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any Tax Contest (as defined below). Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which may be reasonably relevant to any such Tax Return or Tax Contest and making appropriate persons available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent and the Surviving Corporation agree (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any Tax period beginning before the Closing Date until the expiration of the relevant statutes of limitations (and, to the extent notified by Parent or Stockholder Representative, any extensions thereof) of the respective Tax periods, and to abide by all record retention agreements entered into with any Governmental Authority and (ii) to give to the other Person reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Person so requests, the

    Surviving Corporation or the Stockholder Representative, as the case may be, shall allow the other Person to take possession of such books and records.

             (ii)  Parent, the Surviving Corporation and the Stockholder Representative further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

          (c)    Transfer Taxes.    All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby ("Transfer Taxes") will be borne by one-half by Parent and one-half by the Stockholders. Each Person required by applicable law agrees to file, or cause to be filed, in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to such Transfer Taxes.

          (d)    Tax Refunds.    All Tax refunds that are received by Parent, the Surviving Corporation, the Company Group or any of their respective Affiliates and subsidiaries, and any amounts credited against Tax to which any of the Parent, the Surviving Corporation, the Company Group or any of their respective Affiliates and subsidiaries become entitled relating to any Tax period for which any of the Company Equityholders are responsible to indemnify Parent, the Surviving Corporation, the Company Group or any of their respective Affiliates and subsidiaries shall be for the account of the Company Equityholders (excluding any refund or credit attributable to a carryback of any loss incurred in a Post-Closing Tax Period) and the Parent, the Surviving Corporation, the Company Group or any of their respective Affiliates and subsidiaries, shall pay such amount (net of reasonable expenses (including Taxes) incurred to obtain such refunds or credits) to the Paying Agent, for further distribution to the Stockholders, or to the Company Optionholders through the payroll system of Parent or its Subsidiary, within fifteen (15) Business Days after receipt or entitlement thereto. Subject to the principles of the provisions of Section 6.8(e) below with respect to such refunds, to the extent any such Tax refund or credit is subsequently disallowed or required to be returned to the applicable Governmental Authority, the Company Equityholders shall promptly repay the amount of such Tax refund or credit, together with any interest, penalties or other additional amounts imposed by such Governmental Authority as a result of actions or omissions of the Company Equityholders, to Parent.

          (e)    Tax Contests.

              (i)  Parent and the Stockholder Representative shall promptly notify each other in writing upon receipt by such party or any of their respective Affiliates of notice of any pending or threatened federal, state, local or foreign audits, examinations, claims, assessments or administrative or court proceeding relating to Taxes of the Company (a "Tax Contest") for which such party is entitled to seek, or is seeking or intends to seek, indemnification pursuant to this Agreement.

             (ii)  Notwithstanding Article VII, subject to the consent rights of any insurer or any other limitations in the R&W Insurance Policy, to the extent the Company Equityholders may be held liable for any Taxes under the provisions of this Agreement (and taking into account the R&W Insurance Policy), then:

              (A)  the Stockholder Representative shall have the right, in good faith, to control and to represent the interests of any member of the Company Group in and with respect to any Tax Contest for any Tax period ending on or prior to the Closing Date and to employ counsel of its own choice for such purpose; provided, however, Parent shall be entitled to participate at its expense in or with respect to any such Tax Contest. The Stockholder

      Representative shall have the right to settle or compromise, or agree to settle or compromise, either administratively or after the commencement of litigation, any Tax Contest for any Tax period ending on or prior to the Closing Date; provided, however, no such settlement, compromise or agreement shall be effectuated without Parent's prior written consent, which shall not be unreasonably withheld, delayed or conditioned.

              (B)  Parent and Stockholder Representative shall have the right, in good faith, to jointly control and to represent the interests of the Company in and with respect to any Tax Contest for any Straddle Period; provided, however, that neither party may settle or compromise, or agree to settle or compromise, either administratively or after the commencement of litigation, any Tax Contest for any Straddle Period without the prior written consent of both parties, which shall not be unreasonably withheld, delayed or conditioned.

          (f)    No duplication.    This Section 6.8 shall be interpreted as to avoid duplication.

        6.9    Indemnification of Officers and Directors.

          (a)   Parent acknowledges that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favor of the current and former directors and officers of the Company and its Subsidiaries shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of six (6) years following the Effective Time, and Parent shall cause the Surviving Corporation to fulfill and honor such obligations to the maximum extent permitted by applicable Law.

          (b)   Prior to the Closing, Parent shall purchase tail insurance coverage for the Company's directors and officers in a form reasonably acceptable to the Company and Parent, which shall provide such directors and officers with coverage for six (6) years following the Closing with respect to claims arising out of acts or omissions occurring at or prior to the Closing (the "D&O Tail Policy"). The cost of obtaining the D&O Tail Policy shall be borne 50% by Parent and 50% by the Company.

          (c)   The provisions of this Section 6.9 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each current or former director and officer of the Company and its Subsidiaries and his or her heirs and personal representatives, and nothing in this Agreement shall affect any indemnification rights that any such current or former director or officer and his or her heirs and personal representatives may have under the certificate of incorporation, bylaws or equivalent organizational documents of the Company or its Subsidiaries or under any Contract or applicable Law.

          (d)   In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of the Surviving Corporation or any of its respective successors or assigns, as the case may be, shall succeed to the obligations set forth in this Section 6.9.

        6.10    Confidentiality; Publicity.

          (a)   Except as set forth in Section 6.17(a), Parent and the Company hereby acknowledge and agree to continue to be bound by the Confidentiality Agreement.

          (b)   Parent and the Company shall mutually agree upon a joint initial press release concerning this Agreement and the transactions contemplated hereby, which shall be disseminated at such time and in such manner as is agreed by Parent and the Company (not to be unreasonably withheld, conditioned or delayed). After such initial press release is disseminated, the Company and Parent will consult with each other and will mutually agree upon any press releases or public announcements pertaining to the transactions and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement (which shall not be unreasonably withheld, delayed or conditioned), except as may be required by applicable Law or by obligations pursuant to any agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use commercially reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements; provided, that (i) Parent may make any public statement to the press, analysts, investors, lenders, rating agencies, proxy advisory firms or those attending industry conferences or Parent conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually, if approved by the other party) and (ii) the foregoing shall not apply with respect to any press releases issued by Parent with respect to the Debt Financing or any statements to any potential lender or investor in connection with the Debt Financing.

        6.11    Stockholder Confidentiality.    As an owner of Company Capital Stock, each Stockholder has had access to and contributed to information and materials of a highly sensitive nature (including Confidential Information) of the businesses of the Company. As additional consideration for the Merger consideration payable pursuant to Section 2.1 and by executing a Stock Letter of Transmittal, each Stockholder agrees that unless such Stockholder first secures the written consent of an authorized representative of Parent, such Stockholder shall not (except on behalf of Parent or pursuant to the terms of such Stockholder's employment agreement with the Company or Parent) use for himself, herself, itself or anyone else, and shall not disclose to others, any Confidential Information relating to the business of the Company, except (a) to the extent necessary to comply with the Law, a Governmental Authority or a valid court order of a court with competent jurisdiction, in which event such Stockholder shall so notify Parent as promptly as is practicable (if possible, prior to making such disclosure) and shall seek confidential treatment of such information; (b) to its banks, auditors and attorneys and similar professionals (provided, that such Stockholder shall be liable in the event that any such permitted recipients disclose any information that such Stockholder would be prohibited from disclosing pursuant to this provision); or (c) in order to enforce its rights pursuant to this Agreement.

        6.12    Waiver and Release.

          (a)   As additional consideration for the Merger consideration payable pursuant to Section 2.1 and by executing a Stock Letter of Transmittal, each Stockholder, on behalf of itself and its Affiliates, officers, directors, partners, employees, members, managers, trustees, successors and assigns of each of them (but, for clarity, excluding the Company) (collectively, the "Releasors") hereby unconditionally and irrevocably releases and discharges the Company Group and their respective Affiliates, officers, directors, employees, stockholders (including Parent), members, managers, trustees, successors and assigns (collectively, the "Releasees") in each case from any and all claims, demands, liens, actions, suits, causes of action, obligations, controversies, debts, costs, attorneys' fees, expenses, damages, judgments, orders and liabilities, of whatever kind or nature, at law, in equity or otherwise, whether now known or unknown, suspected or unsuspected, fixed or contingent or choate or inchoate, and whether or not concealed or hidden, which such Releasor ever had, now has or hereafter can, shall or may have against any Releasee for, upon or by reason of any matter, fact or circumstance occurring or arising at any time on or prior to the Closing Date in any way relating to the Company Group; provided, that the foregoing shall not affect any rights that any Releasor may have pursuant to this Agreement or the Ancillary Agreements, any rights pursuant to any employment agreement with the Company Group or any rights to indemnification or reimbursement under the Company's Organizational Documents as in effect as of the date hereof.

          (b)   As additional consideration for the Merger consideration payable pursuant to Section 2.1 and by executing a Stock Letter of Transmittal, each Stockholder, on behalf of itself and the other Releasors, irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Releasee based upon any matter released pursuant to this Section 6.12.

        6.13    Exclusivity.    During the Interim Period, the Company shall not, and shall cause its Subsidiaries and its and their employees, stockholders and other representatives (including any investment bankers) not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage or facilitate any inquiries with respect to, or the making, submission or announcement of, any offer or proposal for an Acquisition Proposal; (ii) participate or engage in or continue any discussions or negotiations regarding, or furnish to any Person any nonpublic information of the Company Group with respect to, any Acquisition Proposal; (iii) approve, endorse or recommend any Acquisition Proposal; (iv) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or providing for the consummation of any Acquisition Proposal; or (v) submit any Acquisition Proposal or any matter related thereto to the vote of the Stockholders. The Company shall, and shall cause its Subsidiaries and its and their employees, stockholders and other representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal. As promptly as practicable (and in any event within one (1) Business Day) after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes would lead to an Acquisition Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Acquisition Proposal.

        6.14    280G Cooperation.    The Company will, prior to the Closing Date, submit to a Stockholder vote the right of any disqualified individual (as defined in Section 280G(c) of the Code) to receive or retain any and all payments and other benefits contingent (within the meaning of Section 280G(b)(2)(A)(i) of the Code) on the consummation of the transactions contemplated by this Agreement to the extent necessary so that no such payment or benefit would be a "parachute payment" under Section 280G(b) of the Code, in a manner that satisfies the shareholder approval requirements under Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder, including Q&A 7 of Section 1.280G-1 of such regulations. Such vote shall establish the disqualified individual's right to the payment or other compensation, and the Company shall obtain any required waivers or consents from each such disqualified individual prior to the vote. Before the vote is submitted to Stockholders, the Company shall provide adequate disclosure to the Stockholders of all material facts concerning all payments that, but for such vote, could be deemed parachute payments to a disqualified individual under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. A reasonable period of time prior to the vote, Parent and its counsel shall have the right to review and comment on all documents to be delivered to the Stockholders in connection with such vote and any required disqualified individual waivers or consents, and the Company shall reflect all reasonable comments of Parent thereon. Parent and its counsel shall be provided copies of all documents executed by the Stockholders and disqualified individuals in connection with the vote provided under this Section 6.14.

        6.15    Benefits Plans.

          (a)    401(k) Plan.    If requested by Parent, the Company shall, prior to but conditioned upon the Closing, take all actions reasonably necessary to terminate or cancel any Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code as of no later than one day prior to the Closing Date, and provide evidence of such termination or cancellation reasonably acceptable to Parent.

          (b)    Deferred Compensation Plan.    Prior to the Closing Date, the Company shall take or cause to be taken all action reasonably necessary to cause (i) any account balances under the Deferred Compensation Plan that are outstanding and unvested as of immediately prior to the Closing to become fully vested as of the Closing and (ii) the termination of the Deferred Compensation Plan as of the Closing and distribution as of the Closing of all amounts due thereunder in accordance with Treasury Regulations Section 1.409A-3(j)(4)(ix)(B). The Company shall provide Parent with reasonable opportunity to review and comment on any documents or actions effecting the foregoing termination and liquidation of the Deferred Compensation Plan (and shall reflect all reasonable comments of Parent thereon) and evidence of such termination or cancellation reasonably acceptable to Parent.

        6.16    Payoff Letters.    On or prior to the Closing Date, the Company shall deliver to Parent copies of executed payoff letters (provided that drafts of such letters shall be provided to Parent at least three (3) Business Days prior to the Closing Date) in respect of all Indebtedness of the Company and its Subsidiaries that is contemplated to be repaid at the Closing as set forth on Section 6.16 of the Disclosure Schedule (the "Existing Target Debt"), which (a) confirms the aggregate outstanding amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or any other outstanding and unpaid obligations under the Existing Target Debt as of the anticipated Closing Date (and the daily per diem accrual of interest thereafter) (the "Payoff Amount"), (b) provides that upon receipt of the applicable Payoff Amount, all agreements and instruments related to such Indebtedness shall be terminated, and (c) provides that all Encumbrances and all guarantees granted in connection with the Existing Target Debt shall be, upon the payment of the Payoff Amount at Closing, automatically released, terminated and discharged (the "Payoff Letters")).

        6.17    Financing.

          (a)   The Company agrees to use commercially reasonable efforts to provide such assistance (and to cause its Subsidiaries and its and their respective personnel and advisors to use commercially reasonable efforts to provide such assistance) with the Debt Financing as is reasonably requested by Parent in connection with arranging the Debt Financing, including, but not limited to, using commercially reasonable efforts as to the following: (i) participation in, and causing members of senior management to participate in, a reasonable number of meetings, presentations, due diligence sessions and sessions with rating agencies at times and locations mutually agreed and reasonably coordinated in advance thereof (but excluding road shows and similar presentations to investors); (ii) assistance with the preparation of rating agency presentations and Marketing Material, in each case, solely with respect to information relating to the Company and its Subsidiaries; (iii) delivery to Parent of the Required Financing Information, which Parent acknowledges has been received and this requirement has been fully satisfied as of the date hereof, and such other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, and identification of any such information as suitable for distribution to "public side" lenders; (iv) assistance in the negotiation and delivery of, the Debt Financing Documents, and the execution and delivery of the Financing Deliverables with respect to the Company and its Subsidiaries; (v) taking such actions as are reasonably requested by Parent or its Financing Sources to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Debt Financing that are within the control of the Company and its Subsidiaries, including cooperating with the Financing Sources' due diligence investigation; (vi) taking all actions as may be reasonably requested by Parent or its Financing Sources in connection with the repayment of the Existing Target Debt and termination of liens in connection therewith; (vii) causing its independent auditors to cooperate with the Debt Financing, including by providing the Specified Auditor Assistance; and (viii) using its commercially reasonable efforts to ensure that the Debt Financing benefits from the existing lending relationships of the Company and its Subsidiaries to the extent reasonably practical and appropriate. The Company hereby consents to the use of its and its Subsidiaries' logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or the Company's Subsidiaries. The foregoing notwithstanding, (v) neither the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action to the extent it would (1) interfere unreasonably with the business or operations of the Company or any of its Subsidiaries or (2) conflict with the organizational documents of the Company or any of the Company's Subsidiaries or any applicable law, (w) no person who is a director of the Company or any of its Subsidiaries at any time prior to the Closing (a "Pre-Closing Director") shall be required to take any action to approve the Debt Financing and neither the Company nor any of its Subsidiaries shall be obligated to take any action that requires action or approval by any Pre-Closing Director, acting in their capacity as a Pre-Closing Director, of the Debt Financing, (x) no obligation of the Company or any of its Subsidiaries or any of their respective Affiliate or Representatives with respect to the Debt Financing shall be effective until the Closing (other than with respect to any authorization and representation and warranty letters), and (y) none of the Company Equityholders, the Company or any of the Company Subsidiaries or any of their respective Affiliates or Representatives shall be required to pay any commitment or other similar fee, and (z) neither the Company nor any of its Subsidiaries or any of their respective Affiliates or Representatives shall be required to incur any other cost or expense except to the extent such cost or expense (i) is reimbursed by Parent in connection with the Debt Financing prior to or at the Closing or (ii) solely in the case of the Company and its Subsidiaries, is contingent upon the Closing. The Company agrees that Parent and its Affiliates may share non-public or confidential information regarding the Company and its businesses with any Financing Source Related Party, and that Parent, its Affiliates and such Financing Source Related Party may share such information with potential financing sources in connection with any marketing efforts (including any syndication) in connection with the Debt Financing, provided that the recipients of such information agree to customary confidentiality arrangements no less comprehensive than those contained in the Confidentiality Agreement. All non-public or otherwise confidential information regarding the Company, the Company's Subsidiaries and their respective Affiliates obtained by Parent and its Affiliates or Representatives pursuant to this Section 6.17 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that, notwithstanding anything in the Confidentiality Agreement to the contrary, Parent may disclose such information in any offering memorandum or other offering document for the Debt Financing or as may be required under the rules and regulations of the SEC. Parent agrees that (i) Parent shall promptly reimburse the Company and its Subsidiaries for all out-of-pocket costs and expenses incurred by the Company in connection with cooperation required by this Section 6.17; and (ii) Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective directors, officers, employees and agents from and against any and all Losses suffered or incurred in connection with the arrangement of the Debt Financing or any assistance or activities provided in connection therewith (other than arising from (x) the Company's or any of its Subsidiaries' or other representatives' fraud, willful misconduct, intentional misrepresentation or gross negligence or (y) material misstatements or omissions in written historical information prepared by the Company and its Subsidiaries that is provided by the Company or any of its Subsidiaries specifically for use in connection with the Debt Financing). Notwithstanding anything to the contrary, (i) this Section 6.17(a) shall be deemed to have been complied with so long as the Company has provided cooperation as is consistent with the scope and substance required pursuant to this clause (a) in respect of the Debt Financing contemplated under the Debt Commitment Letter (as in effect on the date hereof) and (ii) this Section 6.17(a) shall be deemed to have been complied with by the Company and its Subsidiaries for purposes of the condition set forth in Section 8.3(b) unless the Parent has failed to obtain the Debt Financing as a direct result of non-compliance by the Company and its Subsidiaries pursuant to this Section 6.17(a).

          (b)   Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things that are within Parent's or any of its Affiliates' control necessary to arrange the Debt Financing as promptly as practicable following the date of this Agreement and to consummate the Debt Financing on the Closing Date. Such actions shall include, but not be limited to, the following: (i) maintaining in effect the Debt Commitment Letter, provided that it is understood and agreed that Parent may amend the Debt Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date hereof and amend titles, allocations and the fee arrangements with respect to the existing and additional lenders, arrangers, bookrunners, agents, managers or similar entities; (ii) participation by senior management of Parent in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies; (iii) satisfying (or obtaining a waiver of) on a timely basis all Financing Conditions that are within Parent's or any of its Affiliate's control; (iv) negotiating, executing and delivering Debt Financing Documents that reflect the terms contained in the Debt Commitment Letter (including any "market flex" provisions related thereto) or otherwise not materially less favorable to Parent (including as to conditionality and timing) than those contained in the Debt Commitment Letter (including the "market flex" provisions related thereto); and (v) drawing the full amount of the Debt Financing, in the event that the conditions set forth in Sections 8.1 and 8.3 and the Financing Conditions have been satisfied or waived or, upon funding would be satisfied. Parent shall give the Company prompt (and in any event within two Business Days) notice of any breach by any party to the Debt Commitment Letter of which Parent or its Affiliates become aware (provided, that other than informing the Company of such breach, Parent and Merger Sub will be under no obligation to disclose any information that is subject to attorney-client privilege); and (vi) fully enforcing its rights under the Debt Commitment Letter and the Debt Financing Documents to cause the Financing Sources, lenders and other Persons committing to provide the Debt Financing to comply with their obligations under the Debt Commitment Letter and the Debt Financing Documents to fund the Debt Financing at Closing. Neither Parent nor any of its Affiliates shall amend, modify, supplement, restate, assign, substitute or replace the Debt Commitment Letter or any Debt Financing Document except for substitutions and replacements as explicitly permitted herein.

          (c)   In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent shall promptly, and in any event within two (2) Business Days, notify the Company and shall use reasonable best efforts to arrange to obtain alternative financing from alternative debt or equity sources in an amount sufficient to consummate the Merger and the other transactions contemplated by this Agreement upon the terms set forth herein and otherwise on terms not less favorable in any material respect taken as a whole than the terms set forth in the Debt Commitment Letter (as reasonably determined by Parent) as promptly as practicable following the occurrence of such event. Parent shall deliver to the Company true and complete copies of all agreements (including any fee letter (subject to customary redactions)) pursuant to which any such alternative source shall have committed to provide Parent with all or any portion of the Debt Financing. In the event any alternative financing source is required to be obtained pursuant to this Section 6.17(c) or is permitted to be amended pursuant to Section 6.17(b), (i) any reference in this Agreement to the "Debt Financing" shall include the financing contemplated by the alternate source or additional sources, as applicable, (ii) any reference in this Agreement to the "Debt Commitment Letter" shall be deemed to include any commitment letter of the alternative financing source or any amended commitment letter, as applicable, (iii) any reference in this Agreement to "fee letter" shall be deemed to include any fee letter relating to the alternative financing source or any amended fee letter, as applicable, and (iv) any reference in this Agreement to the "Financing Sources" shall be deemed to include the alternative financing sources or any financing sources permitted under the commitment letters. Parent shall not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, the Debt Commitment Letter or the Debt Financing Documents that would (A) add new conditions precedent or expand any of the conditions precedent set forth therein as in effect on the date of this Agreement (unless such new or expanded conditions precedent could not reasonably be expected to materially impair, delay or prevent the availability of all or a portion of the Debt Financing), (B) reasonably be expected to impair, delay or prevent the availability of all or a portion of the Debt Financing, (C) reduce the aggregate cash amount of the funding commitments under the Debt Commitment Letter in effect on the date of this Agreement to be funded on the Closing Date (except as set forth in any "flex provisions" in the Debt Commitment Letter, to the extent resulting from an increase in the amount of fees to be paid or original issue discount, if any revolving facility or increased term loan is available to satisfy such amounts or original issue discount), or (D) otherwise adversely affect in any material respect the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or delay the Closing. Parent shall promptly deliver to the Company true, complete and correct copies of any amendment, modification or replacement of the Debt Commitment Letter. Parent shall keep the Company reasonably apprised of material developments relating to the Financing, including any material dispute or disagreement between or among any parties to the Debt Commitment Letter with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing and/or the definitive documentation related thereto), including upon its becoming aware of any breach of the Debt Commitment Letter by any party thereto.

        For the avoidance of doubt, failure to obtain all or any portion of the Financing (or any alternative financing) shall not in and of itself relieve or alter the obligations of Parent to consummate the Merger and the other transactions contemplated by this Agreement upon the terms set forth herein (such obligation being subject only to the satisfaction of the conditions set forth in Sections 8.1 and 8.3).

        6.18    NYSE Listing.    Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued in the Merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

        6.19    R&W Insurance Policy.    Parent and the Company agree to cooperate and use reasonable best efforts to take all actions that are reasonably necessary to cause the R&W Insurance Policy to be in effect at or prior to the Closing.

        6.20    Continuation of Benefits.

          (a)   Parent agrees that for twelve (12) months following the Effective Time, each employee of the Company Group as of the Effective Time shall, while such employee remains employed (a "Continuing Employee"), receive employee benefits that, in the aggregate, are substantially comparable to the employee benefits of similarly situated employees of Parent excluding for comparability purposes any bonus, equity or equity-based awards; provided, however, that, through December 31, 2017, subject to applicable Law, Parent shall continue to maintain and make available benefits to the Continuing Employees under each Employee Benefit Plan set forth on Section 6.20 of the Disclosure Schedule at the same level and pursuant to the same terms as in effect with respect to each such Employee Benefit Plan as of immediately prior to the Effective Time; provided, that Parent may instead elect to provide such benefits through alternative means if Parent reasonably determines it to be appropriate so long as such alternative means does not increase the costs to the Continuing Employees of such benefits and such benefits are, in the aggregate, substantially comparable to the benefits previously provided. In addition, each Continuing Employee shall, as of the Effective Time, receive full credit for service with the Company Group prior to the Effective Time for purposes of eligibility to participate, vesting and vacation entitlement under the employee benefit plans, programs and policies of Parent in which such Continuing Employee participates (excluding, for the avoidance of doubt, with respect to any equity awards or incentives granted after the Effective Time) to the same extent such service was recognized by the Company Group prior to the Effective Time under comparable Employee Benefit Plans; provided, however, that nothing herein shall result in the duplication of any benefits for the same period of service.

          (b)   With respect to each health or welfare benefit plan maintained by Parent or the Surviving Corporation in which a Continuing Employee participates, Parent shall use its commercially reasonable efforts to cause (i) to be waived for the calendar year in which the Effective Time occurs any eligibility waiting periods or the application of any pre-existing condition limitations under such plan to the extent such were waived or satisfied under the comparable health or welfare benefit plan of the Company Group immediately prior to the Effective Time, and (ii) each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Employee Benefit Plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent or the Surviving Corporation, as applicable, for the plan year in which the Effective Time occurs; provided, however, that Parent's obligations under this clause (ii) shall be subject to its receipt of all necessary information, from either the Company Group or such Continuing Employee, related to such amounts paid by such Continuing Employee.

          (c)   The provisions of this Section 6.20 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.20 shall create such rights in any such persons or any other third party. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent or the Surviving Corporation to terminate the employment of any Continuing Employee at any time and for any reason, (ii) require Parent or the Surviving Corporation to continue any Employee Benefit Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time, or (iii) amend or establish any Employee Benefit Plans or other employee benefit plans or arrangements.

        6.21    Notices of Certain Events.    During the Interim Period, the Company shall promptly notify Parent of:

          (a)   any notice or other communication from any Person alleging that the consent of such Person is required in connection with the Merger or the other transactions contemplated by this Agreement;

          (b)   any notice or other communication from any Governmental Authority delivered in connection with the Merger or the other transactions contemplated by this Agreement; and

          (c)   any Action commenced or, to its Knowledge, threatened against the Company that relates to the consummation of the Merger or the other transactions contemplated by this Agreement; and

          (d)   any inaccuracy or breach of any representation, warranty or covenant by the Company contained in this Agreement of which the Company has Knowledge that would result in the failure of the conditions set forth in Article VIII; and

          (e)   any material inaccuracy in Schedule J of which the Company has Knowledge.

        No such notice shall be deemed to supplement or amend the Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Article VIII has been satisfied.

        6.22    Further Assurances.    Pursuant to the terms and subject to the conditions contained herein, the parties agree: (a) to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements, (b) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder or thereunder, and (c) to cooperate with each other in connection with the foregoing.

        6.23    Legal Representation.    All communications involving attorney-client confidences among the Company Group and Ropes & Gray LLP in the course of the negotiation, documentation and consummation of the transactions contemplated by this Agreement will be deemed to be attorney-client confidences that belong solely to the Stockholders (and not the Surviving Corporation or its subsidiaries or Affiliates, including Parent) and may be controlled by the Stockholder Representative. Without limiting the generality of the foregoing, upon and after the Closing, (a) the Stockholders and their Affiliates (and not the Surviving Corporation or its subsidiaries or Affiliates, including Parent) will be the sole holders of the attorney-client privilege with respect to the negotiation, documentation and consummation of the transactions contemplated by this Agreement (collectively, the "Pre-Merger Communications"), and none of the Surviving Corporation or its subsidiaries or Affiliates (including Parent) will be a holder thereof, (b) to the extent that files of Ropes & Gray LLP with respect to the negotiation, documentation and consummation of the transactions contemplated by this Agreement constitute property of the client, only the Stockholders and their Affiliates will hold such property rights and (c) Ropes & Gray LLP will not have any duty whatsoever to reveal or disclose the Pre-Merger Communications or files pertaining to the Pre-Merger Communications to the Surviving Corporation or any of its subsidiaries or Affiliates (including Parent) by reason of any attorney-client relationship between any of Ropes & Gray LLP and the Company or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between the Surviving Corporation or their subsidiaries or Affiliates, including Parent, on the one hand, and a third party other than the Stockholders, on the other hand, Parent may assert the attorney-client privilege to prevent the disclosure of the Pre-Merger Communications to such third party or waive such privilege if desired in connection with resolving such dispute. In the event that Parent is legally required or requested by governmental order or otherwise (any such request or order, a "Legal Request") to access or obtain a copy of all or a portion of the Pre-Merger Communications, Parent shall be entitled to access or obtain a copy of and disclose the Pre-Merger Communications to the extent necessary to comply with any such Legal Request. In the event of any Legal Request, Parent shall promptly notify the Stockholder Representative in writing (prior to the disclosure by Parent of any Pre-Merger Communications to the extent practicable) so that the Stockholder Representative can seek a protective order and Parent agrees to use all commercially reasonable efforts (at the sole cost and expense of the Stockholder Representative) to assist therewith.

        6.24    Earn Out.    Prior to the Closing Date, Parent and the Company shall use their reasonable best efforts to assign the Company's right to receive the earn out payment (the "Earn Out") set forth in Section 2 of Schedule 7 of the Agreement for the Sale and Purchase of the Entire Issued Share Capital of the Best Doctors Insurance Group, among Best Doctors Inc., Tamsin (Holdings) Limited and Asia Bright (H.K.) Limited, to a newly created entity owned by the Stockholders in the same proportion to their ownership of the Company without Liability to Parent or the Company Group. For the avoidance of doubt, to the extent that the Earn Out is assigned to a newly created entity owned by the Stockholders prior to the Closing Date, neither Parent nor the Surviving Corporation shall have any right to the Earn Out, it being understood that all payments of the Earn Out received shall be directed as designated by the Stockholder Representative to the Stockholders after the Closing. The parties will cooperate to structure any assignment of the Earn Out shall be done in a manner that minimizes tax to Parent, the Company Group and the Company Equityholders following the Closing.

ARTICLE VII.
INDEMNIFICATION; REMEDIES

        7.1    Survival of Representations, Etc.    All of the representations and warranties made by any party in this Agreement shall survive the Closing for a period of twelve (12) months following the Closing Date (except that the representations and warranties set forth in Sections 4.1 (Organization), 4.2 (Capitalization), 4.3 (Authorization), 4.24 (No Brokers), 5.1 (Organization), 5.2 (Capitalization), 5.3 (Parent Stock), 5.5 (Authorization) and 5.16 (No Brokers) (such representations and warranties collectively, the "Fundamental Representations") and the representations and warranties set forth in Section 4.21 (Tax Matters) shall survive until 30 days following the expiration of the applicable statute of limitations (with extensions)). The covenants and agreements of the parties to be performed prior to the Closing Date shall survive the Closing for a period of twelve (12) months following the Closing Date. The covenants and agreements of any party to be performed or observed on or following the Closing shall survive the Closing until fully performed in accordance with their terms. Notwithstanding the foregoing, if written notice of a claim has been given on or prior to the applicable survival date for the representation, warranty, covenant or agreement on which such claim is based, then such representation, warranty, covenant or agreement shall survive as to such claim, and such claim only, until final determination and satisfaction of such claim. Notwithstanding anything to the contrary in this Agreement and the Ancillary Agreements, (i) the survival period with respect to all matters relating to Taxes, including, but not limited to, the representations and warranties set forth in Section 4.21 (Tax Matters) and Indemnified Taxes, shall be as provided in this Section 7.1 only for the purposes of the R&W Insurance Policy, and (ii) no claim shall be made against the Company Equityholders, other than with respect to claims under Section 7.2(a)(iii) or (vii) or as set forth in Section 7.3(d) or Section 7.3(f) and breaches or inaccuracies of Fundamental Representations, after the earlier of the date that is (a) the twelve (12) month anniversary of the Closing Date or (b) the release date of all amounts from the Indemnity Escrow Account, in each case as more fully provided in the Escrow Agreement with respect to the Indemnity Escrow Account.

        7.2    Indemnification.

          (a)    By the Company Equityholders.    Following the Closing, each of the Company Equityholders, severally and not jointly (in accordance with the second paragraph of this Section 7.2(a)), shall indemnify, save and hold harmless Parent, Merger Sub, the Company Group and each of Parent's Affiliates and subsidiaries (including, following the Closing, the Surviving Corporation and its Subsidiaries), and each of their respective representatives (collectively, the "Parent Indemnitees"), from and against any and all Losses incurred in connection with, arising out of, resulting from or incident to (i) any breach or inaccuracy of any representation or warranty made by the Company in Article IV (in each case, without giving effect to materiality qualifications or material adverse effect qualifications for purposes of determining whether there is a breach or inaccuracy and with respect to the calculation of the amount of Losses incurred by a Parent Indemnitee; provided, however, that (1) the materiality qualifications shall continue to be given effect for the purposes of the term "material" in Section 4.6(a) and (d) (Financial Statements) and (2) the "Material Adverse Effect" qualification shall continue to be given effect for purposes of Section 4.8 (Absence of Changes))); (ii) any breach of any covenant or agreement required to be performed by the Company Group prior to the Closing in this Agreement; (iii) any claim or allegation that any Company Equityholder or other Person is entitled to any amount in connection with the Merger other than, with respect to a Company Equityholder, the consideration allocable to such Company Equityholder in accordance with Article II hereof as set forth in the Closing Consideration Schedule; (iv) any Excess Dissenting Share Payments; (v) any Indemnified Taxes; and (vi) any claims or allegation set forth on Section 7.2(a)(vi) of the Disclosure Schedule; (vii) any claims or allegation set forth on Section 7.2(a)(vii) of the Disclosure Schedule; and (viii) any claims or allegation set forth on Section 7.2(a)(viii) of the Disclosure Schedule.

          For purposes of clarifying the meaning of "several" indemnification by each Company Equityholder under this Section 7.2(a), (x) any portion of the funds in the Indemnity Escrow Account or the Special Escrow Account that are distributed to a Parent Indemnitee pursuant to this Article VII shall be deemed to have been "severally" recovered from all of the Company Equityholders, (y) with respect to claims for indemnification under this Section 7.2(a) that are not recovered from the Indemnity Escrow Account or the Special Escrow Account, if any indemnification payment is owed, each Stockholder's indemnification obligation pursuant to this Article VII shall be equal to such Stockholder's Pro Rata Portion of the applicable Losses with respect to such claim up to, in the aggregate, the total value of the consideration payable to such Stockholder hereunder and (z) no Company Optionholder shall have any liability with respect to claims for indemnification under this Section 7.2(a) that are not recovered from the Indemnity Escrow Account or the Special Escrow Account.

          (b)    By Parent.    Following the Closing, Parent shall indemnify, save and hold harmless the Stockholders and their subsidiaries and each of their respective representatives (collectively, the "Stockholder Indemnitees"), from and against any and all Losses incurred in connection with, arising out of, resulting from or incident to (i) any breach or inaccuracy of any representation or warranty made by Parent or Merger Sub in Article V (in each case, without giving effect to materiality qualifications with respect to the calculation of the amount of Losses incurred by a Stockholder Indemnitee); or (ii) any breach of any covenant or agreement made by Parent or Merger Sub in this Agreement.

        7.3    Limitations on Indemnity.

          (a)   No amount shall be payable to the Parent Indemnitees in satisfaction of claims for indemnification pursuant to Sections 7.2(a)(i) unless and until the aggregate amount of all Losses of the Parent Indemnitees arising therefrom exceeds an amount equal to Three Hundred and Sixty Thousand Dollars ($360,000) (the "Deductible"), at which time the Parent Indemnitees shall have the right to recover all Losses in excess of the Deductible, subject to the other limitations set forth in this Article VII; provided, that the Deductible shall not apply to indemnification claims for breaches of the Fundamental Representations, claims under Section 7.2(a)(viii) or breaches of Section 4.21 (Tax Matters) (other than subsections k, l and m of Section 4.21, which shall be subject to the Deductible). Any Losses subject to the Deductible that are in excess of the Deductible but equal to or less than Four Million Four Hundred Thousand Dollars ($4,400,000) shall be borne 50% by the Parent Indemnitees and 50% by the Company Equityholders until such time as there are no funds remaining in the Indemnity Escrow Account. Any Losses up to Four Million Four Hundred Thousand Dollars ($4,400,000) pursuant to claims for breaches of Section 4.21 (Tax Matters) shall be borne 50% by Parent Indemnitee and 50% by the Company Equityholders until such time as there are no funds remaining in the Indemnity Escrow Account.

          (b)   (i) The aggregate liability of the Company Equityholders with respect to claims for indemnification by the Parent Indemnitees pursuant to Section 7.2(a)(i), (a)(ii), (a)(iv) , (a)(v) and (a)(viii) shall not exceed an amount equal to Two Million Two Hundred Thousand Dollars ($2,200,000) (the "Cap"); and (ii) the aggregate liability of the Company Equityholders with respect to claims for indemnification by the Parent Indemnitees pursuant to Section 7.2(a)(vi) shall be limited to the Special Escrow Amount; provided, that such limitations shall not apply to indemnification claims for breaches of the Fundamental Representations.

          (c)   (i) No amount shall be payable to the Stockholder Indemnitees in satisfaction of claims for indemnification pursuant to Section 7.2(b)(i) unless and until the aggregate amount of all Losses of the Stockholder Indemnitees arising therefrom exceeds an amount equal to the Deductible, at which time the Stockholder Indemnitees shall have the right to recover all Losses in excess of the Deductible, subject to the other limitations set forth in this Article VII, and (ii) the aggregate liability of Parent with respect to claims for indemnification by the Stockholder Indemnitees pursuant to Section 7.2(b)(i) and (b)(ii) (other than with respect to Parent's obligations make payments hereunder) shall not exceed an amount equal to the Cap; provided, however, that such limitations shall not apply to indemnification claims for breaches of the Fundamental Representations.

          (d)   Notwithstanding the foregoing, the limitations set forth in Sections 7.3(a), Section 7.3(b) and Section 7.3(c) shall not apply to any claim for indemnification made pursuant to Section 7.2(a)(i) or (ii) or Section 7.3(b)(i) or (ii)  that arises from or is a result of any intentional misrepresentation or willful breach in the performance of any covenant or agreement in this Agreement.

          (e)   (i) No Stockholder shall be liable to any Parent Indemnitee pursuant to this Article VII for any Losses in excess, in the aggregate, of the total value of the consideration actually received by such Stockholder hereunder (including such Stockholder's allocable portion of the Escrow Amount and valuing each share of Parent Stock at the Parent Stock Value), and (ii) Parent shall not be liable to the Stockholder Indemnitees pursuant to this Article VII for any Losses in excess, in the aggregate, of the total value of the consideration payable to the Stockholders hereunder (including the Escrow Amount and valuing each share of Parent Stock at the Parent Stock Value).

          (f)    Nothing in this Section 7.3 shall operate to limit the liability of any Company Equityholder to any Parent Indemnitee for common law fraud committed by the Company with respect to this Agreement as finally determined by a court of competent jurisdiction; provided, that no Stockholder be liable to any Parent Indemnitee pursuant to this Article VII for any Losses in excess, in the aggregate, of the total value of the consideration actually received by such Stockholder hereunder unless such Stockholder is finally determined by a court of competent jurisdiction to have committed common law fraud against Parent or Merger Sub. Nothing in this Section 7.3 shall operate to limit the liability of Parent to any Stockholder Indemnitee for common law fraud committed by Parent with respect to this Agreement as finally determined by a court of competent jurisdiction.

          (g)   Notwithstanding anything to the contrary in this Agreement, the Company Equityholders shall not be liable for any Taxes incurred in a Post-Closing Tax Period.

          (h)   The foregoing is not intended to, and shall not, limit any recovery by Parent available under the R&W Insurance Policy.

          (i)    For the avoidance of doubt, this Section 7.3 shall not apply to claims for Parent's failure to consummate the transaction pursuant to Article IX.

        7.4    Direct Claims Indemnification Procedures.

          (a)   If a Person is entitled to indemnification hereunder (an "Indemnified Party"), the Indemnified Party shall deliver a written demand (a "Claim Certificate") to Parent (in the case of an indemnification claim from a Stockholder Indemnitee) or the Stockholder Representative (in the case of an indemnification claim from a Parent Indemnitee), as applicable (each, an "Indemnifying Party"), which Claim Certificate shall contain a description of, and if reasonably determinable at the time such demand is delivered, the amount of any Losses incurred or reasonably expected to be incurred by such Indemnified Party and a reasonable explanation of the basis therefor. The failure to provide such notice to the Indemnifying Party shall not affect the Indemnifying Party's obligations under this Article VII except and only to the extent that the Indemnifying Party is materially prejudiced by such failure.

          (b)   In the event that the Indemnifying Party does not, within thirty (30) days of the receipt thereof, object in writing to any claim or claims made in any Claim Certificate pursuant to the terms hereof, the Indemnifying Party shall deliver to the Indemnified Party an amount equal to the Losses set forth in the Claim Certificate arising out of any claim or claims that are not objected to by the Indemnifying Party.

          (c)   In case the Indemnifying Party shall object in writing to any claim or claims made in any Claim Certificate, the Indemnifying Party and Indemnified Party shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Indemnifying Party and the Indemnified Party should so agree, a memorandum setting forth such agreement shall be prepared and signed, and the Indemnifying Party shall deliver to the Indemnified Party the amount set forth in such memorandum in accordance with the terms thereof. In the event that the Parties are not able to reach an agreement, or the memorandum contains an agreement as to only a portion of the Losses in question, the parties may resolve such dispute in the manner provided in Section 10.5.

        7.5    Defense of Third-Party Claims.

          (a)   A party seeking indemnification hereunder in connection with a claim by any Person other than the Indemnified Party (a "Third-Party Claim") shall provide prompt notice of such Third-Party Claim to Parent (in the case of an indemnification claim from a Stockholder Indemnitee) or the Stockholder Representative (in the case of an indemnification claim from a Parent Indemnitee), as applicable, which notice describes in reasonable detail such Third-Party Claim and includes copies of all material written correspondence received by such party in connection therewith; provided that the failure to provide such notice shall not affect an Indemnifying Party's obligations under this Article VII except and only to the extent that an Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall have the right, subject to the consent rights of any insurer or any other limitations in the R&W Insurance Policy, in its discretion and at its expense, to participate in and control the defense or settlement of such Third-Party Claim; provided that the Indemnifying Party may control the defense or settlement of such Third-Party Claim only if (i) the claim does not seek an injunction or other equitable relief; (ii) the claim does not involve criminal allegations, a Governmental Authority, or any material supplier, customer, or other partner to the business conducted by the Company Group; (iii) the Indemnifying Party admits that such Third-Party Claim is indemnifiable pursuant to this Article VII and that the Indemnifying Party will pay any Losses arising therefrom (subject to the limitations in this Article VII); (iv) such Indemnifying Party assumes the defense of such Third-Party Claim within thirty (30) days of receipt by the Indemnifying Party of notice of such Third-Party Claim and a reasonable description of such Third-Party Claim; (v) such Indemnifying Party conducts the defense of the Third-Party Claim diligently; and (vi) in the case of a claim against a Parent Indemnitee, the assumption of the defense would not cause any Parent Indemnitee to lose coverage under the R&W Insurance Policy. If the Indemnifying Party assumes the defense of such Third-Party Claim, (A) the Indemnified Party shall be entitled, at its own cost and expense, to participate in the defense of such Third-Party Claim and to employ separate counsel of its choice for such purpose and (B) the Indemnifying Party shall keep the Indemnified Party apprised of all developments, including settlement offers, with respect to the Third-Party Claim.

          (b)   Whether or not the Indemnifying Party shall have assumed the defense of a Third-Party Claim, neither party shall not admit to any Liability with respect to, consent to the entry of any judgment, or settle, compromise or discharge, any Third-Party Claim for which indemnity is sought without the prior written consent (not to be unreasonably withheld, delayed or conditioned) of the other party; provided, that an Indemnified Party shall have no obligation of any kind to consent to the entrance of any judgment or into any settlement unless such judgment or settlement (i) is for only money damages, the full amount of which shall be paid by the Indemnifying Party, and

  (ii) includes, as a condition thereof, an express, unconditional release of the Indemnified Party from any liability or obligation with respect to such Third-Party Claim; provided, further, that, notwithstanding the foregoing, such consent shall be subject, in all cases, to the terms (including any right of the insurer to consent) of the R&W Insurance Policy.

          (c)   If any condition in Section 7.5(a) is or becomes unsatisfied, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or, subject to Section 7.5(b), enter into any settlement with respect to, the Third-Party Claim in any manner it may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (ii) to the extent the indemnifying Party is liable for such Losses under this Article VII, the Indemnifying Party will reimburse the Indemnified Party promptly and periodically (but no less often than monthly) for the costs of defending against the Third-Party Claim, including reasonable fees and expenses of counsel engaged by the Indemnified Party, and (iii) to the extent the Indemnifying Party is liable for such Losses under this Article VII, the Indemnifying Party will remain responsible for any Losses the Indemnified Party may suffer, sustain or become subject to, as result of, arising out of, relating to or in connection with the Third-Party Claim to the fullest extent provided in this Article VII. This Section 7.5 shall not apply to Taxes which shall be governed by Section 6.8(e).

        7.6    Effect of Knowledge or Waiver of Condition.    The right to indemnification, payment of Losses or other remedy based on any representations, warranties, covenants and agreements will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Losses, or other remedies based on such representations, warranties, covenants and agreements.

        7.7    Escrow; Payment.

          (a)   If a Parent Indemnitee is entitled to indemnification hereunder pursuant to Section 7.2(a) (other than Section 7.2(a)(vi)), (i) first, such Parent Indemnitee shall recover any Losses from the Indemnity Escrow Account pursuant to Section 7.3(a), (ii) second, such Parent Indemnitee shall recover such Losses under the R&W Insurance Policy, if applicable, and (iii) third, solely with respect to claims under Section 7.2(a)(iii) or (vii) or as set forth in Section 7.3(d) or Section 7.3(f) and breaches or inaccuracies of Fundamental Representations, such Parent Indemnitee shall recover any remaining Losses to which such Parent Indemnitee is entitled directly from the Stockholders severally in accordance with Section 7.2(a) and to the extent permitted pursuant to Section 7.3.

          (b)   If a Parent Indemnitee is entitled to indemnification hereunder pursuant to Section 7.2(a)(vi), it may recover any Losses only from the Special Escrow Account and may not recover any remaining Losses directly from the Stockholders.

          (c)   Within five (5) Business Days after the resolution of any claim for indemnification for which a Parent Indemnitee is entitled to recover Losses from the Indemnity Escrow Account or the Special Escrow Account, Parent and the Stockholder Representative shall jointly instruct the Escrow Agent to deliver from the Indemnity Escrow Account or Special Escrow Account, as applicable, to such Parent Indemnitee the amount of such Losses. Within five (5) Business Day after the resolution of any claim for indemnification for which a Parent Indemnitee is entitled to recover Losses directly from a Stockholder, such Stockholder shall deliver to such Parent Indemnitee the amount for which it is directly responsible by wire transfer of immediately available funds to an account specified by Parent.

          (d)   Within five (5) Business Days after the resolution of any claim for indemnification for which a Stockholder Indemnitee is entitled to recover Losses from Parent, Parent shall deliver to such Stockholder Indemnitee the amount for which it is responsible by wire transfer of immediately available funds to an account(s) specified by the Stockholder Representative.

        7.8    No Contribution.    No Stockholder shall have, and no Stockholder shall exercise or assert (or attempt to exercise or assert), any right of contribution or right of indemnity against the Surviving Corporation or any of its Subsidiaries, in connection with any indemnification obligation to a Parent Indemnitee to which such Stockholder may become subject under or in connection with this Agreement.

        7.9    Indemnification Sole Remedy.    Except (a) for the ability of Parent, Merger Sub or the Company to obtain equitable remedies in connection with any breach or threatened breach of any of the covenants and agreements of the parties set forth herein; (b) as specified in Section 7.3(d) and Section 7.3(f), and (c) with respect to the representations of BBH and BBH QP set forth in Section 2.5(b) and (c), (i) the indemnification rights provided pursuant to this Article VII shall be the sole and exclusive remedies of the parties and their respective officers, directors, employees, affiliates, agents, representatives, successors and assigns for any breach of any representations and warranties and covenants and agreements contained in this Agreement; and (ii) each party hereby irrevocably waives any right to any remedy relating to any such breach other than the indemnification rights provided pursuant to this Article VII (whether by contract, common law, statute, regulation or otherwise). For the avoidance of doubt, except with respect to claims under Section 7.2(a)(iii) or (vii) or as set forth in Section 7.3(d) or Section 7.3(f) and breaches or inaccuracies of Fundamental Representations, the Stockholders shall have no liability in excess of the Cap regardless of whether Losses are recoverable under the R&W Insurance Policy.

        7.10    Tax Consequences of Payments.    Any payments made to an Indemnified Party pursuant to any indemnification obligations under this Article VII will be treated as adjustments to the purchase price for all federal, state, local and foreign Tax purposes, and the parties shall file their respective Tax Returns accordingly and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by law.

        7.11    Losses Net of Insurance.    Losses indemnifiable pursuant to this Article VII shall be reduced by the amount of insurance proceeds or indemnity, contribution or other similar amounts actually recovered by Parent with respect to the Losses, net of any likely increase in premium, or cost of recovery. If a Parent Indemnitee recovers, under insurance policies (other than any amounts related to the retention under the R&W Insurance Policy) or from other collateral sources, any amount in respect of a matter for which such Parent Indemnitee was already indemnified by the Company Equityholders pursuant to Section 7.2(a) , Parent shall promptly pay over to the amount so recovered (after deducting therefrom the full amount of the reasonable out-of-pocket expenses incurred by such Parent Indemnitee in obtaining such recovery) to the Paying Agent, for further distribution to the Stockholders, and Parent or an Affiliate of Parent, for further distribution to the Company Optionholders through the payroll system of Parent or its Subsidiary subject to applicable Tax withholding.

ARTICLE VIII.
CONDITIONS TO CLOSING

        8.1    Conditions to the Obligations of Each Party.    The respective obligation of each party to consummate the Closing shall be subject to the satisfaction (or waiver in writing by each party to the extent permitted by applicable Law), at or prior to the Closing, of each of the following conditions:

          (a)   The Company Written Consent shall have been obtained.

          (b)   Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (c)   No Law or Order shall have been enacted, issued, promulgated, enforced or entered by any Governmental Authority that enjoins or otherwise prohibits the consummation of the Merger or the other transactions contemplated by this Agreement or the Ancillary Agreements.

          (d)   No Action by any Governmental Authority or other Person shall have been instituted which seeks to enjoin or otherwise prohibit, or which questions the validity or legality of, the consummation of the Merger or the other transactions contemplated by this Agreement or the Ancillary Agreements.

          (e)   The R&W Insurance Policy shall be in full force and effect.

        8.2    Conditions to Obligations of the Company.    The obligation of the Company to consummate the Closing shall be subject to the satisfaction (or waiver in writing by the Company to the extent permitted by applicable Law), at or prior to the Closing, of each of the following conditions:

          (a)   Each of the representations and warranties of Parent and Merger Sub contained in this Agreement, without giving effect to any qualification as to materiality contained therein, shall be true and correct as of the date hereof and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such earlier date), except to the extent that any such untruth or incorrectness would not, individually or in the aggregate, have a material adverse effect on Parent's ability to consummate the transactions contemplated by, and discharge its obligations under, this Agreement or the Ancillary Agreements, and Parent shall have delivered to the Company a certificate of an executive officer of Parent to such effect.

          (b)   Each of the covenants and agreements contained in this Agreement to be performed by Parent or Merger Sub at or before the Closing shall have been performed in all material respects by Parent or Merger Sub, as applicable, and Parent shall have delivered to the Company a certificate of an executive officer of Parent to such effect.

          (c)   Parent shall have delivered to the Company the Escrow Agreement, duly executed by Parent.

        8.3    Conditions to Obligations of Parent and Merger Sub.    The respective obligation of Parent and Merger Sub to consummate the Closing shall be subject to the satisfaction (or waiver in writing by Parent to the extent permitted by applicable Law), at or prior to the Closing, of each of the following conditions:

          (a)   Each of the representations and warranties of the Company (i) contained in this Agreement (other than Sections 4.1 (Organization), 4.2 (Capitalization) (other than Section 4.2(g)), 4.3 (Authorization) and 4.24 (No Brokers)), without giving effect to any qualification as to materiality contained therein, shall be true and correct as of the date hereof and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such earlier date), except to the extent that any such untruth or incorrectness would not, individually or in the aggregate, result in a Company Material Adverse Effect; and (ii) contained in Sections 4.1 (Organization), 4.2 (Capitalization) (other than Section 4.2(g)), 4.3 (Authorization) and 4.24 (No Brokers) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such earlier date), and the Company shall have delivered to Parent a certificate of an executive officer of the Company to such effect.

          (b)   Each of the covenants and agreements contained in this Agreement to be performed by the Company at or before the Closing shall have been performed in all material respects by the Company, and the Company shall have delivered to Parent a certificate of an executive officer of the Company to such effect.

          (c)   Since the date hereof, there shall not have been Company Material Adverse Effect, and the Company shall have delivered to Parent a certificate of an executive officer of the Company to such effect.

          (d)   The sum of (i) the aggregate consideration payable to Company Optionholders pursuant to Section 2.4 plus (ii) the Unaccredited Consideration plus (iii) the Series I Consideration shall not exceed the sum of (A) the Estimated Cash Amount plus (B) the Additional Cash Amount, if any, and Parent shall have received sufficient Accredited Investor Questionnaires to enable Parent to make such determination.

          (e)   The Company shall have delivered to Parent a signed Option Letter of Transmittal from each Company Optionholder who signed such letter.

          (f)    The Company shall have delivered to Parent a certificate of good standing of the Company, dated as of a recent date prior to the Closing, issued by the Secretary of State of the State of Delaware.

          (g)   The Company shall have delivered to Parent the Closing Consideration Schedule.

          (h)   The Company shall have delivered to Parent the Certificate of Merger, duly executed by the Company.

          (i)    The Company shall have delivered to Parent resignations, effective as of the Effective Time, from the Persons holding the position of an officer or director of the Company or any of its Subsidiaries set forth on Section 8.3(i) of the Disclosure Schedule.

          (j)    The Company shall have delivered to Parent the Escrow Agreement, duly executed by the Stockholder Representative.

          (k)   The Company shall have delivered to Parent a properly executed statement, dated as of the Closing Date, in a form reasonably acceptable to Parent and that satisfies the requirements of Treasury Regulations Section 1.1445-2(c)(3), together with the required notice to the IRS and written authorization for Parent to deliver such notice and a copy of such statement to the IRS on behalf of the Company upon the Closing.

ARTICLE IX.
TERMINATION

        9.1    Termination.    This Agreement may be terminated, and the Merger and the other transactions contemplated hereby may be abandoned, by action taken or authorized by the board of directors of the terminating party or parties at any time:

          (a)   By mutual written consent of Parent and the Company, at any time prior to the Closing;

          (b)   By either Parent or the Company if the Closing shall not have occurred on or before August 12, 2017 (the "Outside Date"); provided, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to either party if such party's breach of any of its obligations under this Agreement caused, or resulted in, the failure of the Closing to occur on or before such date, it being understood that Parent's ability to obtain financing is not a condition to Closing;

          (c)   By either Parent or the Company, in the event that any Governmental Authority of competent jurisdiction shall have issued an Order that permanently enjoins other otherwise prohibits the consummation of the Merger and such Order shall have become final and non-appealable;

          (d)   By Parent, at any time prior to the Closing, if: (i) there has been a breach by the Company of its representations or warranties contained in this Agreement, in either case, such that any condition to the Merger contained in Section 8.3 is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions to the Merger contained in Section 8.3 prior to the Outside Date or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured in all material respects; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(d) if there has been any material breach by the Parent or Merger Sub of its representations or warranties contained in this Agreement, and such breach shall not have been cured in all material respects;

          (e)   By the Company, at any time prior to the Closing, if: (i) there has been a breach by Parent or Merger Sub of any of its representations or warranties contained in this Agreement, in either case, such that any condition to the Merger contained in Section 8.2 is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to the Parent written notice of such breach and (iii) such breach is not capable of cure sufficient to allow satisfaction of the conditions to the Merger contained in Section 8.2 prior to the Outside Date or at least 30 days shall have elapsed since the date of delivery of such written notice to the Parent and such breach shall not have been cured in all material respects; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(e) if there has been any material breach by the Company of its representations or warranties contained in this Agreement, and such or breach shall not have been cured in all material respects; or

          (f)    By Parent, if the Company shall not have delivered the Company Written Consent to Parent within twelve (12) hours of the execution of this Agreement.

        9.2    Effect of Termination.    In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall become void and there shall be no liability or obligation on the part of the Parent, Merger Sub, the Company, the Stockholders or their respective Subsidiaries, officers or directors or any Financing Source Related Party, except that (i) Section 6.10, this Section 9.2 and Article X shall survive any such termination and (ii) nothing contained in this Agreement shall relieve any party to this Agreement from any liability resulting from fraud, intentional misrepresentation or a willful and material breach of this Agreement prior to such termination.

ARTICLE X.
MISCELLANEOUS

        10.1    Defined Terms.    As used herein, the terms below shall have the following meanings. Any such term, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

        "Abundant Warrant" shall mean that certain Warrant for Purchase of Preferred Shares, dated as of November 5, 2015, issued by Best Doctors Holdings, Inc. to Abundant Venture Partners Holding LLC.

        "Accredited Investor" means a Person that (a) is, as of the Effective Time, an "accredited investor" within the meaning of SEC Rule 501 of Regulation D, as presently in effect, under the Securities Act and (b) delivers an Accredited Investor Certification to Parent by the Accredited Investor Certification Deadline.

        "Acquisition Proposal" means, other than the Merger, any offer, proposal or inquiry relating to, or any Person's indication of interest in, (a) the sale, license or other disposition of all or a material portion of the business or assets of the Company or any Company Subsidiary, (b) the issuance, disposition or acquisition of (i) any capital stock or other equity security of the Company or any Subsidiary of the Company (other than in connection with the exercise of any Company Option outstanding on the date hereof), (ii) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any capital stock or other equity security of the Company or any Subsidiary of the Company (other than the grant of Company Options to newly hired employees of the Company in the ordinary course of business consistent with past practices), or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company or any Subsidiary of the Company or (c) any merger, consolidation, business combination, reorganization or similar transaction involving the Company or any Subsidiary of the Company.

        "Action" shall mean any action, complaint, claim, suit, litigation, proceeding, labor dispute, arbitral action, governmental audit, criminal prosecution, civil or criminal investigation or unfair labor practice charge or complaint.

        "Affiliate" shall mean, when used with reference to any specified Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such specified Person. For purposes of this definition, "control," when used with respect to any specified Person, means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

        "Aggregate BBH Warrant Cash Amount" shall mean an amount of cash equal to (i) the BBH Warrant Cash Consideration plus (ii) the BBH QP Warrant Cash Consideration.

        "Aggregate BBH Warrant Share Consideration" shall mean a number of shares of Parent Stock equal to the sum of (i) the BBH Warrant Share Consideration plus (ii) the BBH QP Warrant Share Consideration.

        "Aggregate Closing Consideration Value" shall mean (a) the product of (i) Net Parent Shares (if any) multiplied by (ii) Parent Stock Value plus (b) the Estimated Closing Cash Amount plus (c) the Additional Cash Amount, if any minus (d) the Aggregate BBH Warrant Cash Amount.

        "Ancillary Agreements" shall mean the Escrow Agreement and all other agreements, instruments, documents and certificates executed, filed or otherwise prepared, exchanged or delivered in accordance with this Agreement.

        "Approval" shall mean any approval, authorization, release, consent, qualification, permit or registration, or any waiver of any of the foregoing, required to be obtained from, or any notice, statement or other communication required to be filed with or delivered to, any Governmental Authority or any other Person.

        "BBH Warrant" shall mean that certain Best Doctors Holdings, Inc. Warrant to Purchase Shares of Stock, issued by the Company to BBH Capital Partners IV, L.P. on May 9, 2016.

        "BBH QP Warrant" shall mean that certain Best Doctors Holdings, Inc. Warrant to Purchase Shares of Stock, issued by the Company to BBH Capital Partners QP IV, L.P. on May 9, 2016.

        "Business Day" shall mean a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.

        "Cash" shall mean the aggregate amount of unrestricted cash, bank deposits and marketable securities, in each case as defined in accordance with GAAP; provided, that cash shall not be considered restricted cash due to the fact it is held outside the United States. For the avoidance of doubt, Cash shall (a) include checks, wires and drafts deposited for the account of the Company but not yet reflected as available proceeds in the Company Group's accounts and (b) be reduced by the sum of (i) any outstanding checks issued by the Company Group and (ii) any cash overdrafts and negative balances in the Company Group's accounts.

        "Cash Amount" means an amount equal to (i) $375,000,000; minus (ii) the Transaction Expenses; minus (iii) the Closing Indebtedness; plus (iv) the Closing Cash; plus (v) the amount (if any) by which Working Capital exceeds the Working Capital Target; minus (vi) the amount (if any) by which the Working Capital Target exceeds the Working Capital.

        "Cambia Warrant" shall mean that certain Warrant for Purchase of Preferred Shares, dated as of November 5, 2015, issued by Best Doctors Holdings, Inc. to Cambia Health Solutions, Inc.

        "Claypool Warrant" shall mean that certain Warrant for Purchase of Preferred Shares, dated as of November 5, 2015, issued by Best Doctors Holdings, Inc. to Forrest Claypool.

        "Closing Cash" shall mean the Cash held by the Company Group as of immediately prior to the Closing on the Closing Date.

        "Closing Date Special Escrow Amount" shall mean 25% of the amount payable pursuant to Section 2.4 in respect of all Company Options for which the holder thereof has not returned an Option Letter of Transmittal.

        "Closing Indebtedness" shall mean the Indebtedness of the Company Group as of immediately prior to the Closing on the Closing Date.

        "Code" shall mean the Internal Revenue Code of 1986, as amended.

        "Common Consideration" shall mean the aggregate value the Company Common Stock calculated assuming conversion of the Company Series G Preferred Stock, Company Series J Preferred Stock and Company Series K Preferred Stock into Company Common Stock based on the Aggregate Closing Consideration Value and in accordance with the Company's Organizational Documents and taking into account (i) amounts necessary to make payments to Company Optionholders in accordance with Section 2.4 and (ii) the Series I Consideration.

        "Common Per Share Amount" shall mean the quotient of (a) the Common Consideration divided by (b) the aggregate number of shares of Company Common Stock, Company Series G Preferred Stock, Company Series J Preferred Stock and Company Series K Preferred Stock outstanding immediately prior to the Effective Time.

        "Common Per Share Stock Amount" shall mean the number of shares of Parent Stock equal to the quotient of (a) the Net Parent Shares, divided by (b) the aggregate number of shares of Company Common Stock, Company Series G Preferred Stock, Company Series J Preferred Stock and Company Series K Preferred Stock outstanding immediately prior to the Effective Time owned by Accredited Investors or Designated Nonaccredited Investors.

        "Common Stockholders" shall mean any holder of Company Common Stock immediately prior to the Effective Time.

        "Company Capital Stock" shall mean the Company Common Stock, the Company Series G Preferred Stock, the Company Series I Preferred Stock, the Company Series J Preferred Stock and the Company Series K Preferred Stock, taken together.

        "Company Common Stock" shall mean shares of common stock, par value $0.01, of the Company.

        "Company Equity Plan" shall mean the Company's Amended and Restated 2007 Stock Option and Incentive Plan.

        "Company Equityholder" shall mean the Stockholders and the Company Optionholders.

        "Company Group" shall mean the Company and each of its Subsidiaries.

        "Company Material Adverse Effect" shall mean any event, circumstance, change or condition that, when taken individually or together with all other events, circumstances, changes or conditions, has or would reasonably be expected to have a materially adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business, or operations of the Company and its Subsidiaries, except to the extent resulting from (a) changes in general local, domestic, foreign, or international economic conditions or credit or financial or capital markets, including changes in interest or exchange rates, (b) changes affecting generally the industry in which the Company and its Subsidiaries operate, (c) flood, earthquake, other natural disaster, acts of war, sabotage or terrorism, military actions or the escalation thereof, (d) any changes in applicable Law or GAAP, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions, (e) any action required by this Agreement or consented to by Parent, or (f) the announcement of this Agreement and the transactions contemplated hereby, provided in the case of (b) that such event, circumstance, change or condition does not affect the Company and its Subsidiaries, taken as a whole, in a substantially disproportionate manner as compared with other participants in the industries in which the Company and its Subsidiaries operate.

        "Company Option" means an option to purchase Company Common Stock issued under the Company Equity Plan.

        "Company Optionholders" shall mean holders of Company Options.

        "Company Products or Services" means those products (including computer programs or mobile applications) and/or services currently or formerly licensed out, leased out, sold, provided, and/or distributed by the Company.

        "Company Proprietary Software" means any Software that is, or is purported to be, owned by the Company.

        "Company Series G Preferred Stock" shall mean the Series G Preferred Stock, par value $0.01, of the Company.

        "Company Series I Preferred Stock" shall mean the Series I Preferred Stock, par value $0.01, of the Company.

        "Company Series J Preferred Stock" shall mean the Series J Preferred Stock, par value $0.01, of the Company.

        "Company Series K Preferred Stock" shall mean the Series K Preferred Stock, par value $0.01, of the Company.

        "Confidential Information" shall mean any and all trade secrets, confidential business or technical information, and proprietary information and materials, whether or not stored in any medium, relating to the Company Group, including, but not limited to, business information, technology, technical documentation, product or service specifications or strategies, marketing plans, research and development, designs, formulae, computer programs, pricing information, financial information, information relating to existing, previous and potential suppliers, customers, contracts and other know-how.

        "Confidentiality Agreement" shall mean that Confidentiality Agreement, dated as of March 7, 2017, by and between Parent and Best Doctors, Inc.

        "Contract" shall mean any contract, agreement, lease, license, sales order, purchase order or other legally binding commitment or instrument, whether or not in writing and whether or not executed.

        "Debt Financing" means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter.

        "Debt Financing Documents" means the definitive agreements with respect to the Debt Financing, including without limitation, all credit agreements, loan documents, purchase agreements, underwriting agreements, indentures, debentures, notes, intercreditor agreements and security documents pursuant to which the Debt Financing will be governed.

        "Deferred Compensation Plan" shall mean the Best Doctors, Inc. Executive Nonqualified Excess Plan, as amended.

        "Designated Nonaccredited Investor" shall mean up to an aggregate of thirty-five Common Stockholders, Series G Preferred Stockholders, Series J Preferred Stockholders and Series K Preferred Stockholders who (i) deliver an Accredited Investor Certification to Parent by the Accredited Investor Certification Deadline, (ii) indicate on the Accredited Investor Questionnaire that they are not an "accredited investor" within the meaning of SEC Rule 501 of Regulation D, as presently in effect, under the Securities Act, (iii) are determined by Parent in its reasonable discretion to be sophisticated within the meaning of securities Laws and (iv) hold the largest number of shares of Company Common Stock on an as-converted basis out of those Common Stockholders, Series G Preferred Stockholders, Series J Preferred Stockholders and Series K Preferred Stockholders who meet the qualifications set forth in clauses (i) through (iii).

        "Disclosure Schedule" shall mean a schedule executed and delivered by the Company to Parent and Merger Sub as of the date hereof which sets forth the exceptions to the representations and warranties contained in Article IV hereof and certain other information called for by this Agreement.

        "Employee Benefit Plan" shall mean (i) each "employee benefit plan" as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and (ii) each other plan, policy, program, agreement, understanding or arrangement (whether written or oral) establishing, providing for or memorializing the terms of any of the following: employment, consulting, service, deferred compensation, bonus, incentive compensation, compensatory equity or equity-linked awards or incentives, severance, termination, retirement, supplemental retirement, pension, profit-sharing, excess benefit, retention, transaction, change in control, salary continuation, tuition assistance, dependent care assistance, legal assistance, vacation, leave of absence, paid-time-off, fringe benefit, health, medical, retiree medical, dental, vision, disability, accident, life insurance or survivor benefit, savings, cafeteria, insurance, flexible spending, adoption/dependent/employee assistance or any other form of compensation or benefit, in each case, (a) which is maintained, participated in, contributed to, entered into, sponsored by the Company, any of its Subsidiaries or any of their ERISA Affiliates with respect to any current or former individual service provider of the Company (or any dependent or beneficiary thereof) or (b) as to which the Company Group has any Liability.

        "Employment Statute" shall mean any federal, state or municipal employment, labor or employment discrimination Law, including without limitation, the National Labor Relations Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, the Fair Labor Standards Act, ERISA, the WARN Act, the Family and Medical Leave Act, the Immigration Reform and Control Act of 1986, the

California Fair Employment and Housing Act, the California Family Rights Act, and the California Labor Code, and all amendments to each such Law as well as the regulations issued thereunder.

        "Encumbrance" shall mean any claim, lien, pledge, option, charge, equitable interest, right of first refusal or similar restriction of any kind, security interest, deed of trust, mortgage, pledge, hypothecation or other similar encumbrance.

        "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" shall mean any entity, trade or business (whether or not incorporated) that, together with the Company Group, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or is under common control with the Company Group within the meaning of Section 4001(a)(14) of ERISA.

        "Financing Conditions" shall mean the conditions precedent set forth in (x) Section 3, (y) under the heading "Conditions Precedent" in Exhibit A and (z) in Exhibit B, in each case of the Debt Commitment Letter.

        "Financing Deliverables" shall mean the following documents to be delivered in connection with the Debt Financing: (a) customary perfection certificates required in connection with the Debt Financing, corporate organizational documents, good standing certificates contemplated by the Debt Commitment Letter or reasonably requested by Parent or its Financing Sources; (b) to the extent requested at least nine (9) Business Days prior to the Closing Date, documentation and other information as may be required by United States regulatory authorities under applicable "know-your-customer" and anti-money laundering rules and regulations within three (3) Business Days prior to the Closing Date; (c) customary evidence of property and liability insurance of the Company with customary endorsements in favor of secured financing sources; (d) customary authorization letters in connection with the Marketing Material (including with respect to presence or absence of material non-public information and accuracy of the information contained therein); and (e) agreements, documents or certificates that facilitate the creation or perfection, in each case as of the Closing, of liens securing such Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys and title insurance) as are reasonably requested by Parent or its Financing Sources.

        "Financing Source Related Parties" shall mean the Financing Sources and their Affiliates, and their respective equityholders, members, partners, officers, directors, employees, agents, advisors and representatives and the successors and assigns of any of the foregoing.

        "Financing Sources" shall mean parties to the Debt Commitment Letter, including the parties to any joinder agreements relating to the Debt Commitment Letter.

        "Foundation Warrant" shall mean that certain Warrant for Purchase of Preferred Shares, dated as of November 5, 2015, issued by Best Doctors Holdings, Inc. to Foundation Medical Partners III, L.P.

        "GAAP" shall mean United States generally accepted accounting principles and practices, consistently applied.

        "Governmental Authority" shall mean any United States, foreign, supra-national, federal, state, provincial, local or self-regulatory governmental, regulatory or administrative authority, agency, division, body, organization or commission or any judicial or arbitral body.

        "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

        "Indebtedness" shall mean, with respect to any Person at any date, without duplication: (a) all obligations of such Person for borrowed money or in respect of loans or advances; (b) all obligations of such Person evidenced by bonds, notes or other similar instruments; (c) all obligations in respect of letters of credit and bankers' acceptances, in each case, to the extent drawn and not reimbursed, issued for the account of such Person; (d) all obligations and liabilities of such Person under leases required under GAAP to be capitalized; (e) any obligations and liabilities of such Person arising under any hedging or swap agreements; (f) all guarantees of such Person in connection with any of the foregoing; and (g) any accrued interest and prepayment premiums, fees, expenses or penalties relating to any of the foregoing.

        "In-the-Money Option" shall mean a Company Option with an exercise price per share that is less than the Common Per Share Consideration.

        "Indemnified Taxes" shall mean (a) any Taxes of any member of the Company Group with respect to any Pre-Closing Tax Period, (b) any Taxes for which a member of the Company Group (or a predecessor of such member) is held liable under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group at any time on or before the Closing Date, and (c) the Taxes of any Person (other than a member of the Company Group) imposed on any member of the Company Group as a transferee or successor, by Contract or otherwise, in each case as a result of a transaction consummated on or before the Closing Date.

        "Intellectual Property" shall mean all worldwide intellectual property and proprietary rights in any jurisdiction, whether registered or unregistered, including, but not limited to (a) trademarks, trade names, service marks, trade dress, business names (including any fictitious or "dba" names), slogans, logos, all translations, adaptations, derivations and combinations of the foregoing and other forms indicia or origin, whether or not registrable as a trademark in any given country, together with all goodwill associated therewith, and registrations and applications for registration of the foregoing (collectively, "Marks"); (b) patents, patent applications (and any patents that issue as a result of those patent applications), and inventions (whether or not patentable or whether or not reduced to practice), invention disclosures, together with all improvements, reissues, continuations, continuations-in-part, revisions, divisional, extensions and re-examinations (collectively, "Patents"); (c) original works of authorship in any medium of expression, whether or not published, all copyrights therein, together with any moral rights related thereto, and all registrations and applications for registration of such copyrights (collectively, "Copyrights"); (d) Internet domain names (collectively, "Domain Names"); (e) Software, (f) know-how, trade secrets, confidential information, customer lists, technical in information, and confidential business information (including confidential data, process technology, plans, drawings, and blue prints) (collectively, "Trade Secrets"); (g) rights of endorsement, publicity or privacy rights to name and likeness, and similar rights; and (h) all claims, causes of action, rights to sue for past, present and future infringement or unconsented use of any of the foregoing, and all products, proceeds and revenues arising from or relating to any and all of the foregoing.

        "IRS" shall mean the United States Internal Revenue Service or any successor agency.

        "Knowledge" or "Knowledge of the Company" shall mean the actual knowledge, after reasonable investigation and inquiry, of any of Peter McClennen, Kelly Bliss, Michael Salsbury, John McLean, Suzanne Leary and Ryan Schoenecker.

        "Law" shall mean any present or future constitutional provision, act, statute or other law, ordinance, rule, regulation or binding interpretation of any Governmental Authority and any binding and enforceable decree, injunction, judgment, order, ruling, assessment, writ or similar form of decision or determination issued by a Governmental Authority.

        "Liability" shall mean any burden, liability or obligation, whether known or unknown, disclosed or undisclosed, matured or unmatured, accrued or unaccrued, asserted or unasserted, due or to become due, direct or indirect, contingent, conditional, derivative, joint, several or secondary.

        "Losses" shall mean and include any loss, damage, injury, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including any reasonable outside legal fee, accounting fee, expert fee or advisory fee), charge, cost (including any cost of investigation, defense and settlement and interest and penalties) or expense of any nature, but shall not include (i) consequential, diminution in value, special or indirect damages, except to the extent such damages are the reasonably foreseeable result of the matter for which indemnification is sought hereunder or are actually paid to a third Person, to the extent arising from any Third-Party Claim, or (ii) punitive damages, except to the extent actually paid to a third Person, to the extent arising from any Third-Party Claim.

        "LTIP" shall mean the Company's Long-Term Incentive Plan, as amended.

        "LTIP Payment" shall mean the aggregate amount payable pursuant to the LTIP.

        "Marketing Material" shall mean each of the following: (a) customary bank books, information memoranda and other information packages regarding the business, operations and financial condition of the Company; (b) customary "road show" presentations and preliminary and final prospectuses, offering memoranda or private placement memoranda suitable for use in a customary "road show"; and (c) all other marketing material contemplated by the Debt Commitment Letter or reasonably requested by Parent or its Financing Sources in connection with the syndication or other marketing of the Debt Financing.

        "Material Contracts" shall mean all of the following Contracts to which any member of the Company Group is a party or is bound:

          (a)   Contracts between a member of the Company Group, on the one hand, and a Related Person, on the other hand;

          (b)   any Leases;

          (c)   Contracts related to Indebtedness of the Company Group (including Contracts that constitute a guaranty by a member of the Company Group, either directly or indirectly, of the obligations or financial condition of any Person) other than related to trade payables;

          (d)   Contracts granting any Person an Encumbrance on any asset of the Company, other than Permitted Encumbrances;

          (e)   Contracts pursuant to which the Company has, directly or indirectly, made any advances, loans, extension of credit or capital contributions, other than in the ordinary course of business consistent with past practice to vendors or employees;

          (f)    Contracts that are joint venture, partnership or other similar agreements (however named) involving a sharing of profits or Liabilities;

          (g)   Contracts limiting the ability of the Company Group to freely engage in their businesses, or containing covenants that limit, or purport to limit, the ability of the Company Group to (A) engage in any line of business or compete with any Person in any geographic area; (B) sell, supply, provide or distribute any service or product; (C) hire or solicit Persons from employment or engagement as an independent contractor; (D) incur or guarantee any Indebtedness or to grant a lien on the assets of the Company Group; or (E) use or enforce any Intellectual Property rights, including in each case any non-disclosure, non-competition, settlement, coexistence, standstill or confidentiality agreements;

          (h)   Contracts that are for the employment, severance or retention of any employee, director or individual consultant providing for annual compensation or payments in excess of $100,000 or any other Contract with any employee, director or individual consultant which provides for payments in excess of $100,000 in the event that the Company Group terminates such Contract;

          (i)    any collective bargaining agreement or Contract with any labor union, works council or similar organization relating to employees of the Company Group;

          (j)    Contracts that (i), upon consummation of the transactions contemplated by this Agreement, will bind or otherwise obligate Parent or an Affiliate of Parent (other than a member of the Company Group) or (ii) purport to bind or restrict, or to be enforceable against, any Affiliate of the Company Group;

          (k)   Contracts that require payments upon a "change in control" of the Company Group;

          (l)    Contracts that impose indemnification obligations on any of the Company to any of their respective Employees, customers, partners or joint venturers, or any other Person, other than in the ordinary course of business;

          (m)  Contracts that are for capital expenditures in an amount exceeding $50,000 in any individual case or $100,000 in the aggregate;

          (n)   Contracts that relate to any prior (within the three (3) years prior to the Closing Date) or future disposition or acquisition of properties, assets or any interest in any business enterprise in excess of $300,000, or any merger or business combination;

          (o)   Contracts (i) providing for the Company Group to be the exclusive or preferred provider of any product or service to any Person or that otherwise involve the granting by any Person to the Company of exclusive or preferred rights of any kind; (ii) providing for any Person to be the exclusive or preferred provider of any product or service to the Company Group or that otherwise involves the granting by the Company Group of exclusive or preferred rights; (iii) granting to any Person a right of first refusal or right of first offer on the sale or license of any asset, property or part of the business of the Company Group; (iv) providing for annual payments of greater than $400,000 that contain a provision of the type commonly referred to as a "most favored nation" provision for the benefit of any Person;

          (p)   containing a provision of the type commonly referred to as a "key-man" or "of the essence" provision;

          (q)   Contracts that settle, or that otherwise relate to, any Action and (i) involve payments (or a series of payments) of $300,000 or more in the aggregate which have not been made or any equitable relief; (ii) in connection therewith, the Company has admitted fault or culpability; or (iii) which have not been fully performed;

          (r)   Customer contracts which involve consideration in excess of $400,000 per year;

          (s)   all Contracts whereby (i) the Company licenses or grants any rights with respect to any of the Company Intellectual Property to any Person, other than any unmodified standard end user license agreement for Company Products and Services, (ii) the Company licenses, is granted or acquires Intellectual Property from any Person, except for any license for off-the-shelf software programs or services that have not been customized and are commercially available on, and actually licensed under, standard terms, and (iii) the Company or another Person have agreed not to assert any rights with respect to Intellectual Property against the other, such as covenants not to sue or co-existence Contracts; and

          (t)    Contracts with any Governmental Authority.

        "Net Parent Shares" shall mean a number of shares of Parent Stock equal (i) the Total Parent Shares minus (ii) the Aggregate BBH Warrant Share Consideration.

        "Open Source Software" means any Software that is licensed, distributed or conveyed as "open source software," "free software," "copyleft" or under a similar licensing or distribution model, or under a contract that requires as a condition of its use, modification or distribution that other Software into which such Software is incorporated or with which such Software is combined or distributed or that is derived from or links to such Software, be disclosed or distributed in Source Code form, delivered at no charge or be licensed, distributed or conveyed under some or all of the terms as such contract (including Software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Affero General Public License, Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org).

        "Order" shall mean any: (a) temporary, preliminary or permanent order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, stipulation, subpoena, writ or award that is or has been issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority or any arbitrator or arbitration panel; or (b) contract with any Governmental Authority that is or has been entered into in connection with any Action.

        "Organizational Documents" shall mean (a) the articles or certificate of incorporation, all certificates of determination and designation, and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate or articles of limited partnership of a limited partnership; (d) the operating agreement, limited liability company agreement and the certificate or articles of organization or formation of a limited liability company; (e) any charter or similar document adopted or filed in connection with the creation, formation or organization of any other Person; and (f) any amendment to any of the foregoing.

        "Parent Material Adverse Effect" shall mean any event, circumstance, change or condition that, when taken individually or together with all other events, circumstances, changes or conditions, would or would reasonably be expected to have a materially adverse effect on the condition (financial or otherwise), properties, assets or business of the Parent and its subsidiaries, taken as a whole; provided, however, that none of the following constitute, or will be considered in determining whether there has occurred, a Parent Material Adverse Effect: (a) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby; (b) changes in Law or GAAP, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions; (c) changes generally affecting the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; (d) changes to the industry or markets in which the business of the Parent and its subsidiaries operate other than any change which disproportionately affects Parent and its subsidiaries; (e) a flood, earthquake or other natural disaster or any act of terrorism or war affecting the United Sates or elsewhere in the world; or (f) changes in the price or trading volume of the Parent Stock.

        "Parent Stock" shall mean shares of common stock, par value $0.01, of Parent.

        "Parent Stock Value" shall, for purposes of this Agreement, be the numerical average of the volume-weighted average trading price on the New York Stock Exchange for one (1) share of Parent Stock for the five (5) full trading days ending on and including the full trading day immediately prior to the Closing Date.

        "Payments Administrator" means Acquiom Clearinghouse LLC to act as payments administrator.

        "Pending Claims Amount" shall mean amount that would be necessary in Parent's reasonable good faith judgment to satisfy any then pending and unsatisfied or unresolved claims for indemnification by any Parent Indemnitee specified in any Claim Certificate or Third-Party Claim Notice delivered to the Stockholder Representative prior to such date if such claims were resolved in full in favor of the Parent Indemnitees.

        "Per Share Cash Consideration" shall mean an amount in cash equal to the Common Per Share Amount; provided that such amount shall be adjusted to give effect to the Series D/E Payment in accordance with the Shareholders Agreement.

        "Per Share Mixed Consideration" shall mean (a) an amount equal in cash equal to (i) the Common Per Share Amount minus (ii) the product of (A) the Common Per Share Stock Amount multiplied by (B) the Parent Stock Value and (b) the Common Per Share Stock Amount; provided that such amount shall be adjusted to give effect to the Series D/E Payment in accordance with the Shareholders Agreement.

        "Permits" shall mean all licenses, permits, franchises, approvals, authorizations, consents or orders of, or filings with, any Governmental Authority, whether foreign, federal, state or local, or any other Person, necessary for the operation of the business of the Company Group as currently conducted.

        "Permitted Encumbrance" means: (a) mechanics', carriers', repairmans', materialmen's and similar Encumbrances not yet due and payable or which are being contested in good faith; (b) Encumbrances for Taxes not yet due and payable or which are being contested in good faith; (c) purchase money Encumbrances and Encumbrances securing rental payments under capital or operating lease arrangements; (d) in the case of tangible personal property or owned or leased real property, covenants, conditions, restrictions, easements, survey exceptions, imperfections of title which (i) are matters of record or may be shown or disclosed by an inspection, survey or title report or other similar report or (ii) do not materially detract from the value of, or materially interfere with the present or presently contemplated use of, the property subject thereto or affected thereby, (e) any Encumbrances reflected in the Financial Statements, and (f) other than with respect to the capital stock of any member of the Company Group, Encumbrances individually or in the aggregate, that would not reasonably be expected to be material to the Company and its subsidiaries.

        "Person" shall mean any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or governmental body.

        "Personal Information" shall mean any information relating to an identified or identifiable natural person; an "identifiable person" is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity, including without limitation unique device or browser identifiers; and shall also mean "personal information" as defined by applicable Laws relating to the collection, use, storage, and/or disclosure of information about an identifiable individual.

        "Post-Closing Tax Period" shall mean (a) any Tax period beginning after the Closing Date and (b) with respect to any Straddle Period, the portion of such period beginning after the Closing Date.

        "Pre-Closing Tax Period" shall mean (a) any Tax period ending on or before the Closing Date and (b) with respect to any Straddle Period, the portion of such period ending on the Closing Date.

        "Pro Rata Portion" shall mean, with respect to each Stockholder, a percentage equal to the quotient of (A) the aggregate value of the consideration payable to such Stockholder as of the Effective Time as set forth on the Closing Consideration Schedule (valuing each share of Parent Stock at the Parent Stock Value) divided by (B) aggregate value of the consideration payable by Parent in the Merger (valuing each share of Parent Stock at the Parent Stock Value).

        "Property Taxes" means all property Taxes, personal property Taxes and similar ad valorem Taxes.

        "R&W Insurance Policy" shall mean the following policy of insurance: Buyer-Side Representations and Warranties Insurance Policy issued by Ironshore Insurance Services LLC.

        "Required Financing Information" shall mean the financial statements with respect to the Company and its consolidated Subsidiaries set forth in paragraphs 4 and 7 of Exhibit B to the Debt Commitment Letter.

        "Sante Warrant" shall mean that certain Warrant for Purchase of Preferred Shares, dated as of November 5, 2015, issued by Best Doctors Holdings, Inc. to Santé Health Ventures I, LP.

        "SEC" means the Securities and Exchange Commission of the United States of America.

        "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Series D/E Payment" shall mean the aggregate amount payable to the Former Series D/E Investors (as defined in the Shareholders Agreement) pursuant to the Shareholders Agreement.

        "Series G Preferred Stockholders" shall mean any holder of Company Series G Preferred Stock immediately prior to the Effective Time.

        "Series I Consideration" shall mean the aggregate value of the Company Series I Preferred Stock calculated based on the Aggregate Closing Consideration Value and in accordance with the Company's Organizational Documents and taking into account amounts necessary to make payments to Company Optionholders in accordance with Section 2.4.

        "Series I Per Share Amount" shall mean the quotient of (a) the Series I Consideration divided by (b) the number of shares of Company Series I Preferred Stock outstanding immediately prior to the Effective Time.

        "Series I Per Share Cash Consideration" shall mean an amount in cash equal to the Series I Per Share Amount.

        "Series I Preferred Stockholders" shall mean any holder of Company Series I Preferred Stock immediately prior to the Effective Time.

        "Series J Preferred Stockholders" shall mean any holder of Company Series J Preferred Stock immediately prior to the Effective Time.

        "Series K Preferred Stockholders" shall mean any holder of Company Series K Preferred Stock immediately prior to the Effective Time.

        "Shareholders Agreement" means that certain Amended Investors' Rights and Stockholders Agreement of the Company, dated as of December 5, 2016, by and among the Company and each of the investors and stockholders party thereto.

        "Software" means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in Source Code or object code, (b) databases, data aggregation programs and search engine technologies, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (d) all user documentation, including user manuals and training materials, relating to any of the foregoing.

        "Source Code" means computer software in a form that is readily suitable for review and edit by trained programmers, including related programmer comments and documentation embedded therein.

        "Specified Auditor Assistance" means (a) providing customary "comfort letters" (including customary "negative assurances") and assistance with the due diligence activities of Parent's Financing Sources and (b) providing customary consents to the inclusion of audit reports in any relevant Marketing Material or government filings.

        "Stockholder" shall mean any holder of Company Capital Stock immediately prior to the Effective Time.

        "Straddle Period" shall mean any Tax period beginning before the Closing Date and ending after the Closing Date.

        "Subsidiary" shall mean, with respect to any Person of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity's gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation).

        "Tax" shall mean any and all taxes, including, without limitation, any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty or other tax, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (United States (federal, state or local) or foreign).

        "Tax Return" shall mean any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

        "Transaction Expenses" shall mean, to the extent not paid by the Company Group prior to the Closing, (a) all costs, fees and expenses payable to third parties (including all fees and disbursements of counsel, investment banks, financial advisors and accountants), incurred on or before the Closing and payable by any member of the Company Group in connection with the transactions contemplated by this Agreement and the Ancillary Agreements and the negotiation and preparation of this Agreement, the Ancillary Agreements, and the other documents required to effectuate the Closing, whether or not invoiced (including any such amounts required to be paid to any third party in connection with obtaining any consent, waiver or approval required to be obtained in connection with the consummation of the transactions); (b) the Series D/E Payment, (c) 50% of the premium of the R&W Insurance Policy, (d) 50% of the premium of the D&O Tail Policy, (e) all bonuses, severances or other payments or other forms of compensation or benefits that are created, accelerated, accrue or become payable by any member of the Company Group to any present or former director, stockholder, member, employee or consultant thereof as a result of the Closing or the transactions contemplated by this Agreement and the Ancillary Agreements, including, without limitation, the LTIP Payments and payments pursuant to the Deferred Compensation Plan, (e) any and all severance payments and benefits relating to a termination of employment occurring prior to the Closing, (f) all Taxes required to be paid by the Parent, any of its Subsidiaries or any member of the Company Group in connection with payments made under clause (e) hereof (except for costs, fees, severance payments, termination payments or other amounts incurred in connection with the Debt Financing or resulting from the termination of any contract, agreement, employment, service or other arrangement by Parent or its Affiliates after the Effective Time) and (g) the Expense Fund.

        "Treasury Regulations" shall mean the United States Treasury regulations promulgated under the Code.

        "Unaccredited Consideration Value" shall mean the product of (a) the Common Per Share Amount multiplied by (b) the number of shares of Company Common Stock, Series G Preferred Stock, Series J Preferred Stock and Series K Preferred Stock outstanding immediately prior to the Effective Time not owned by Accredited Investors or Designated Nonaccredited Investors.

        "VDR" means the virtual data site entitled "Project Ranger" maintained by Ansarada.

        "Working Capital" shall mean, as of the Closing on the Closing Date, the excess of the total current assets of the Company Group over the total current liabilities of the Company Group, determined in accordance with the illustrative calculation of Working Capital set forth on Exhibit I attached hereto and in accordance with GAAP consistently applied using the same methodologies and principals as those used in the Company Group's audited financial statements for the year ended December 31, 2016; provided that the "Working Capital" shall exclude (a) Cash, (b) Indebtedness, (c) Transaction Expenses, (d) intercompany amounts due to/from, (e) costs, fees, expenses or other amounts incurred in connection with the Debt Financing and (f) all Tax assets, Tax liabilities and deferred Tax items.

        "Working Capital Target" shall mean negative $2,700,000.

        The following terms shall have the meanings defined for such terms in the Sections set forth below:

Defined Term	Section
Accredited Investor Questionnaire	6.5
Accredited Investor Questionnaire Deadline	6.5
Additional Cash Amount	2.6(b)
Adjustment Escrow Account	2.8(a)
BBH Warrant Cash Consideration	2.5(b)
BBH QP Warrant Cash Consideration	2.5(c)
BBH Warrant Share Consideration	2.5(b)
BBH QP Warrant Share Consideration	2.5(c)
Agreement	Preamble
Book-Entry Shares	2.2(b)(ii)
Business Systems	4.15(d)
Cap	7.3(b)
Cardholder Data	4.15(f)
Certificate of Merger	1.2
Certificates	2.2(b)
Claim Certificate	7.4(a)
Closing	3.1
Closing Consideration Schedule	2.7
Closing Date	3.1
Closing Date Adjustment Escrow Amount	2.8(a)
Closing Date Indemnity Escrow Amount	2.8(b)
Closing Statement	2.9(a)
Company	Preamble
Company Intellectual Property	4.15(b)
Company Licensed Intellectual Property	4.15(b)
Company Registered Intellectual Property	4.15(a)
Company Written Consent	6.4(a)
Continuing Employee	6.20(a)
Contributor	4.15(c)
D&O Tail Policy	6.9(b)

Defined Term	Section
Debt Commitment Letter	6.17(c)
Debt Financing	6.17(c)
Deductible	7.3(a)
DGCL	Recitals
Dissenting Shares	2.3(a)
Earn Out	6.24
Effective Time	1.2
Environmental Laws	4.22
Escrow Agent	2.8
Escrow Agreement	2.8
Estimated Cash Amount	2.6(a)
Estimated Closing Cash	2.6(a)
Estimated Closing Certificate	2.6(a)
Estimated Closing Indebtedness	2.6(a)
Estimated Transaction Expenses	2.6(a)
Estimated Working Capital	2.6(a)
Excess Dissenting Share Payments	2.3(b)
Exchange Act	5.10
Existing Target Debt	6.16
Expense Fund	10.18(g)
Financial Statements	4.6(a)
Financing Sources	5.13
Financing Sources	6.17(c)
Fundamental Representations	7.1
Indemnified Party	7.4(a)
Indemnifying Party	7.4(a)
Indemnity Escrow Account	2.8(b)
Insurance Policies	4.20
Interim Period	6.1(a)
Latest Balance Sheet	4.6(a)
Leases	4.16(b)
Legal Request	6.23
Malicious Code	4.15(h)
Material Customer	4.23(a)
Merger	Recitals
Merger Sub	Premable
Non-US Plans	4.18(i)
Objection Notice	2.9(b)
Option Letter of Transmittal	6.7
Outside Date	9.1(b)
Parent	Preamble
Parent Indemnitees	7.2(a)
Parent Intellectual Property	5.15(a)
Parent Preferred Stock	5.2(a)
Parent SEC Reports	5.8
Paying Agent	2.2(a)
Payoff Amount	6.16
Payoff Letters	6.16
Pre-Closing Director	6.17(a)
Pre-Merger Communications	6.23

Defined Term	Section
Related Person	4.19
Releasees	6.12(a)
Releasors	6.12(a)
Rental Real Estate	4.16(b)
Representative Losses	10.18(f)
Special Escrow Account	2.8(c)
Special Escrow Amount	2.8(c)
Stock Letter of Transmittal	2.2(b)
Stockholder Indemnitees	7.2(b)
Stockholder Notice	6.4(b)
Stockholder Representative	Preamble
Surviving Corporation	1.1(a)
Tangible Assets	4.9
Tax Contest	6.8(e)(i)
Third-Party Claim	7.5(a)
Threshold Share Election	2.6(b)
Total Parent Shares	2.6(b)
Transfer Taxes	6.8(c)
WARN Act	4.17(f)

        10.2    Usage.    When a reference is made herein to a Section or Exhibit, such reference shall be to a Section of, or an Exhibit to, this Agreement unless otherwise indicated. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Unless otherwise specified herein, (a) "or" shall be construed in the inclusive sense of "and/or"; (b) words (including capitalized terms defined herein) in the singular shall be construed to include the plural and vice versa, and words (including capitalized terms defined herein) of one gender shall be construed to include the other gender as the context requires; (c) the terms "hereof" and "herein" and words of similar import shall be construed to refer to this Agreement as a whole (including all the Exhibits and the Disclosure Letter) and not to any particular provision of this Agreement; (d) all references to "$" or dollars shall refer to United States Dollars; (e) "including" shall be deemed to mean "including, without limiting the generality of the foregoing" and (f) for the purposes of this Agreement, references to the term "delivered by the Company," "delivered to Parent," "furnished to Parent," "made available to Parent" or similar expressions shall mean that the Company has posted such materials to the VDR, in a manner that enables viewing of such materials by Parent and its representatives no later than 8:00 p.m. Eastern Time on the full calendar day immediately prior to the date of this Agreement.

        10.3    Assignment.    Neither this Agreement nor any of the rights or obligations hereunder may be assigned by the Company without the prior written consent of Parent. Parent and Merger Sub may, without the consent of the Company, assign all or any portion of their rights and obligations hereunder; provided, that, if such assignment by Parent or Merger Sub is made prior to the Closing, then such assignment shall require the prior written consent of the Company unless the assignee(s) is (are) an Affiliate(s) of Parent or Merger Sub; provided, further, that such assignee(s) execute(s) a joinder to and agree(s) to be bound by this Agreement; and provided, further, that such assignment shall be at no cost (including additional Taxes) to the Company Equityholders. No such assignment shall release the assignor from any of its obligations hereunder.

        10.4    Governing Law.    This Agreement (and any claim or controversy arising out of or relating to this Agreement) shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

        10.5    Consent to Jurisdiction.    Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Chancery Court of the State of Delaware, or Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each party hereto hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts; (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Chancery Court of the State of Delaware or, to the extent permitted by law, in such Federal court; (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Chancery Court of the State of Delaware or Federal court; and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Chancery Court of the State of Delaware or Federal court. Each party hereto agrees that (i) this Agreement involves at least $100,000.00 and (ii) this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708. Each party hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 10.9.

        10.6    Waiver of Trial by Jury.    EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE ANCILLARY AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS; (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS; (C) IT MAKES SUCH WAIVERS VOLUNTARILY; AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

        10.7    Counterparts.    This Agreement may be executed in one or more counterparts (including by email and PDF), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

        10.8    Headings.    The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits, appendices and schedules will, unless otherwise provided, refer to sections and paragraphs hereof and exhibits, appendices and schedules attached hereto, all of which exhibits, appendices and schedules are incorporated herein by reference.

        10.9    Notices.    All notices and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by electronic mail with a copy sent by another means specified herein; the Business Day after it is sent if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g. Federal Express); and five Business Days after the date mailed by certified or registered mail, postage prepaid, if sent by certified or registered mail, return receipt requested. In each case notice shall be sent to.

        If to the Company (prior to the Closing), addressed to:

    Best Doctors Holdings, Inc.
    60 State Street, Suite 600
    Boston, MA 02109
    Attn: Mike Salsbury
    Telephone:
    E-Mail: msalsbury@bestdoctors.com

        With a copy (which shall not constitute notice) to:

    Ropes & Gray LLP
    Prudential Tower
    800 Boylston Street
    Boston, MA 02199

    Attn: Jane D. Goldstein
    Telephone: (617) 951-7431
    E-Mail: jane.goldstein@ropesgray.com

        If to the Stockholder Representative, addressed to:

          If prior to July 31, 2017:

      Shareholder Representative Services LLC
      1614 15th Street, Suite 200
      Denver, CO 80202
      Attention: Managing Director
      Email: deals@srsacquiom.com
      Facsimile No.: (303) 623-0294
      Telephone No.: (303) 648-4085

          If on or after July 31, 2017:

      Shareholder Representative Services LLC
      950 17th Street, Suite 1400
      Denver, CO 80202
      Attention: Managing Director
      Email: deals@srsacquiom.com
      Facsimile No.: (303) 623-0294
      Telephone No: (303) 648-4085

        If to Parent Merger Sub or the Surviving Corporation, addressed to:

    Teladoc, Inc.
    2 Manhattanville Road, Suite 203
    Purchase, NY 10577
    Attn: Adam C. Vandervoort
    Telephone: (203) 742-1637
    E-Mail: avandervoort@teladoc.com

        With a copy (which shall not constitute notice) to:

    Latham & Watkins LLP
    355 South Grand Avenue
    Los Angeles, California 90071
    Attn: Steven Stokdyk, Esq.
    Telephone: (213) 891-7421
    E-Mail: steven.stokdyk@lw.com

        If to BBH or BBH QP, addressed to:

    Brown Brothers Harriman & Co.
    140 Broadway, 16th Floor
    New York, NY 10005
    Attn: Bradley Langer
    E-Mail: bradley.langer@bbh.com

or to such other place and with such other copies as either party may designate as to itself by written notice to the others.

        10.10    Amendments.    This Agreement may not be amended or modified except in an instrument in writing signed (if prior to the Closing) by the Company and Parent or (if after the Closing) by the Stockholder Representative and Parent. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. For the purposes of this Section 10.10, any amendment, modification or waiver of this Agreement signed by the Stockholder Representative shall be binding upon and effective against the Stockholders whether or not they have signed such amendment, modification or waiver. Notwithstanding anything to the contrary contained herein, Sections 9.2, 10.17 and10.19 and 10.20 and this Section 10.10 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of Sections 9.2, 10.17 and 10.19 and this Section 10.10) may not be amended, modified, waived or terminated in a manner that impacts or is adverse in any respect to any of the Financing Source Related Parties without the prior written consent of the Financing Sources.

        10.11    Severability.    If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

        10.12    Entire Agreement.    This Agreement and the Ancillary Agreements, together with all exhibits, appendices and schedules (including the Disclosure Schedule), constitute the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties hereto with respect to the subject matter hereof.

        10.13    Construction.    Each party hereto agrees that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

        10.14    No Personal Liability.    This Agreement and all documents, understandings and arrangements relating hereto and/or to the transactions contemplated hereby have been negotiated, executed and delivered on behalf of the parties hereto by their respective officers, directors, employees, members, partners, attorneys and/or agents in their representative capacities and not individually, and, except as set forth in this Agreement, no officer, director, employee, member, manager, partner, attorney, agent or shareholder of any party hereto shall be bound or held to any personal liability or responsibility in connection with the agreements, obligations and undertakings by the parties hereunder and/or under any documents, understandings and arrangements relating hereto and/or to the transactions contemplated hereby.

        10.15    Fees, Costs and Expenses.    Except as otherwise set forth in this Agreement, each of the parties shall bear all of its own fees, costs and expenses (including fees, costs and expenses of legal counsel or other representatives and consultants and appraisal fees, costs and expenses) incurred by such party hereto in connection with the negotiation of this Agreement and the Ancillary Agreements, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby.

        10.16    Waivers.    No purported waiver of any provision of this Agreement shall be binding upon any of the parties to this Agreement unless: (a) with respect to waivers by the Company on or prior to the Closing, the Company has duly executed and delivered to Parent a written instrument which states that it constitutes a waiver of one or more provisions of this Agreement; (b) with respect to waivers by the Stockholder Representative, the Stockholder Representative has duly executed and delivered to the Parent a written instrument which states that it constitutes a waiver of one or more provisions of this Agreement; (c) with respect to waivers by the Parent or Merger Sub on or prior to the Closing, Parent has duly executed and delivered to the Company a written instrument which states that it constitutes a waiver of one or more provisions of this Agreement; or (d) with respect to waivers by Parent or Merger Sub after to the Closing, Parent has duly executed and delivered to the Stockholder Representative a written instrument which states that it constitutes a waiver of one or more provisions of this Agreement. Any such waiver shall be effective only to the extent specifically set forth in such written instrument. Neither the exercise (from time to time and at any time) by a party of, nor the delay or failure (at any time or for any period of time) to exercise, any right, power or remedy shall constitute a waiver of the right to exercise, impair, limit or restrict the exercise of, such right, power or remedy or any other right, power or remedy at any time and from time to time thereafter. No waiver of any right, power or remedy of a party shall be deemed to be a waiver of any other right, power or remedy of such party or shall, except to the extent so waived, impair, limit or restrict the exercise of such right, power or remedy.

        10.17    No Third-Party Beneficiaries.    This Agreement and all of its conditions and provisions are for the sole and exclusive benefit of the parties hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto any rights or remedies of any nature whatsoever under or by reason of this Agreement or any provision hereof; provided, however, that (a) any Person that is not a party to this

Agreement but, by the terms of Article VII, is entitled to indemnification and (b) with respect to Sections 9.2, 10.10, 10.19 and 10.20 and this Section 10.17, the Financing Source Related Parties, shall be considered a third-party beneficiary of this Agreement, with full rights of enforcement as though such Person was a signatory to this Agreement.

        10.18    Appointment of the Stockholder Representative.

          (a)   By executing this Agreement, the Company (and, upon execution of a Stockholder Transmittal Letter, each Company Equityholders) shall be deemed to have constituted and appointed, effective from and after the date of this Agreement, Shareholder Representative Services LLC as the agent and attorney-in-fact for and on behalf of each Stockholder to act as the Stockholder Representative under this Agreement.

          (b)   The Stockholder Representative shall take any and all actions required, permitted, necessary or appropriate under this Agreement for and on behalf of the Company Equityholders as if the Company Equityholders were acting on their own behalf, including:

              (i)  taking any and all actions (including, without limitation, executing and delivering any documents and incurring any costs and expenses on behalf of the Company Equityholders) and making any and all determinations which may be required or permitted in connection with the post-Closing implementation of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby;

             (ii)  giving and receiving notices and communications under this Agreement and the Ancillary Agreements;

            (iii)  negotiating, defending, settling, compromising and otherwise handling and resolving any and all claims and disputes with Parent and any other Parent Indemnitees arising out of or in respect of this Agreement or the Ancillary Agreements, including, without limitation, claims and disputes pursuant to this Article VII;

            (iv)  retaining legal counsel, accountants, consultants and other experts in connection with all matters and things set forth or necessary with respect to this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby; and

             (v)  making any other decision or election or exercising such rights, power and authority as are incidental to the foregoing.

          (c)   Upon execution of a Stockholder Transmittal Letter, each Company Equityholder acknowledges and agrees (i) that upon any delivery by the Stockholder Representative of any waiver, amendment, agreement, opinion, certificate or other document executed by the Stockholder Representative, such Company Equityholder shall be bound by such documents as fully as if such Company Equityholder had executed and delivered such documents, (ii) that process may be served on such Company Equityholder in the care of the Stockholder Representative in accordance with Section 10.5 and (iii) to be bound by the provisions set forth in Sections 10.4, 10.5, and 10.6 as if they were a party to this Agreement.

          (d)   Upon the resignation, death, disability or incapacity of the initial Stockholder Representative, then such Person as is appointed by the Company Equityholders who held a majority of the voting power of the Company Capital Stock immediately prior to the Closing shall become the Stockholder Representative; provided that no change in the Stockholder Representative shall be effective prior to the delivery to Parent of written notice thereof from such Company Equityholders. The Stockholder Representative shall not receive compensation for service in such capacity.

          (e)   Any and all actions taken or not taken, exercises of rights, power or authority and any decision or determination made by the Stockholder Representative in connection herewith shall be absolutely and irrevocably binding upon the Company Equityholders as if such Company Equityholder had taken such action, exercised such rights, power or authority or made such decision or determination in its individual capacity, and Parent may rely upon such action, exercise of right, power, or authority or such decision or determination of the Stockholder Representative as the action, exercise, right, power, or authority, or decision or determination of such Company Equityholders, and no Company Equityholder shall have the right to object, dissent, protest or otherwise contest the same. Parent is hereby relieved from any liability to any Person for any acts done by the Stockholder Representative and any acts done by Parent in accordance with any decision, act, consent or instruction of the Stockholder Representative.

          (f)    The Stockholder Representative will incur no liability of any kind with respect to any action or omission by the Stockholder Representative in connection with the Stockholder Representative's services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Stockholder Representative's gross negligence or willful misconduct. The Stockholder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Company Equityholders will indemnify, defend and hold harmless the Stockholder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Representative Losses") arising out of or in connection with the Stockholder Representative's execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholder Representative, the Stockholder Representative will reimburse the Company Equityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholder Representative by the Company Equityholders, any such Representative Losses may be recovered by the Stockholder Representative from (i) the funds in the Expense Fund, and (ii) the amounts in the Adjustment Escrow Account, Indemnity Escrow Account and Special Escrow Account at such time as remaining amounts would otherwise be distributable to the Company Equityholders; provided, that while this section allows the Stockholder Representative to be paid from the aforementioned sources of funds, this does not relieve the Company Equityholders from their obligation to promptly pay such losses as they are suffered or incurred, nor does it prevent the Stockholder Representative from seeking any remedies available to it at law or otherwise. In no event will the Stockholder Representative be required to advance its own funds on behalf of the Stockholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the Company Equityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholder Representative under this Section. The foregoing indemnities will survive the Closing, the resignation or removal of the Stockholder Representative or the termination of this Agreement.

          (g)   Upon the Closing, the Company will wire $250,000 (the "Expense Fund") to the Stockholder Representative, which will be used for the purposes of paying directly, or reimbursing the Stockholder Representative for, any third party expenses pursuant to this Agreement and the agreements ancillary hereto. The Company Equityholders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholder Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Stockholder Representative's responsibilities, the Stockholder Representative will deliver any remaining balance of the Expense Fund to the Payments Administrator for further distribution to the Company Equityholders. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Shareholders at the time of Closing.

        10.19    Lender Limitations.    Notwithstanding anything to the contrary contained in this Agreement (but without limiting the following sentence), each of the parties hereto: (i) agrees, on behalf of itself and its Affiliates, that it will not bring or support any person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Financing Source Related Parties in any way relating to this Agreement or the transactions contemplated hereby, including, but not limited to, any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, in any forum other than the federal or New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees, on behalf of itself and its Affiliates, that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Source Related Parties in any way relating to this Agreement or any of the transactions contemplated hereby, the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules on conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) on behalf of itself and its Affiliates, hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, (a) the Company and its Subsidiaries, and its and their respective Affiliates, directors, officers, employees, agents, partners, managers, advisors, representatives, members and stockholders shall not have any rights and agree not to bring any claims or directly seek specific performance (other than, following the Closing, rights and claims pursuant to any definitive financing documents entered into with the Financing Sources in connection with the Debt Financing) against any Financing Source Related Party, in any way relating to this Agreement, the Debt Commitment Letter or the Debt Financing or in respect of any other document or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise, and (b) no Financing Source Related Party shall have any liability (whether in contract, in tort or otherwise) to the Company or any of its subsidiaries, or any of their respective Affiliates, directors, officers, employees, agents, partners, managers, members, advisors, representatives and stockholders (excluding, for the avoidance of doubt, from and after the Closing, liabilities to the Company and its subsidiaries pursuant to any definitive financing documents entered into with the Financing Sources in connection with the Debt Financing) for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.

        10.20    Specific Enforcement.    The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.

        [SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first set forth above.

TELADOC, INC.
By:	/s/ JASON GOREVIC
	Name:	Jason Gorevic
	Title:	President and CEO
BAROLO ACQUISITION CORP.
By:	/s/ ADAM C. VANDERVOORT
	Name:	Adam C. Vandervoort
	Title:	Authorized Signatory

Signature Page to Merger Agreement

BEST DOCTORS HOLDINGS, INC.
By:	/s/ PETER A. MCCLENNON
	Name:	Peter A. McClennon
	Title:	Chief Executive Officer

Signature Page to Merger Agreement

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Stockholder Representative
By:	/s/ SAM RIFFE
	Name:	Sam Riffe
	Title:	Executive Director

Signature Page to Merger Agreement

BBH CAPITAL PARTNERS IV, L.P
By:	/s/ JEFFREY B. MESKIN
	Name:	Jeffrey B. Meskin
	Title:	Authorized Signatory

Signature Page to Merger Agreement

BBH CAPITAL PARTNERS QP IV, L.P
By:	/s/ JEFFREY B. MESKIN
	Name:	Jeffrey B. Meskin
	Title:	Authorized Signatory

Signature Page to Merger Agreement

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  Exhibit 2.1
  EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER by and among BEST DOCTORS HOLDINGS, INC., TELADOC, INC., BAROLO ACQUISITION CORP., SHAREHOLDER REPRESENTATIVE SERVICES LLC, as Stockholder Representative BBH CAPITAL PARTNERS IV, L.P. , and BBH CAPITAL PARTNERS QP IV, L.P. Dated as of June 19, 2017
TABLE OF CONTENTS
AGREEMENT AND PLAN OF MERGER
RECITALS
ARTICLE I. THE MERGER
ARTICLE II. EFFECT ON CAPITAL STOCK
ARTICLE III. CLOSING
ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE V. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
ARTICLE VI. COVENANTS
ARTICLE VII. INDEMNIFICATION; REMEDIES
ARTICLE VIII. CONDITIONS TO CLOSING
ARTICLE IX. TERMINATION
ARTICLE X. MISCELLANEOUS